Exhibit 99.D

DESCRIPTION OF THE
REPUBLIC OF SOUTH AFRICA

December 18, 2002

INCORPORATION OF DOCUMENTS BY REFERENCE

This document is an exhibit to the Republic of South Africa’s Annual Report on Form 18-K under the Exchange Act of 1934 for the fiscal year ended March 31, 2002. All amendments to such Annual Report on Form 18-K/A filed by South Africa following the date hereof shall be incorporated by reference into this document. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

In this document, the government of the Republic of South Africa is referred to as the “National Government” or the “South African Government”. The currency of the Republic of South Africa (“South Africa”) is the rand. In this document, all amounts are expressed in South African rand (“R” or “rand”) or U.S. dollars (“U.S.$”, “$” or “dollars”), except as otherwise specified. See “The External Sector of the Economy — Reserves and Exchange Rates” for the average rates for the rand against the dollar for each of the years 1997 through 2001 and for the 11-month period ended November 30, 2002. On December 12, 2002, the noon buying rate for cable transfers of rand, as reported by the Federal Reserve Bank of New York, was R8.9150 rand per dollar (or 0.1121 U.S. cents per rand).

As used herein, one billion equals 1,000 million.

SUMMARY INFORMATION

The following summary tables do not purport to be complete and are qualified in their entirety by the more detailed information appearing elsewhere in this document.

Republic of South Africa

The following tables set forth certain summary statistics about the economy of South Africa, public finance and debt of the National Government for the periods indicated.

	1997	1998	1999	2000	2001	2002
	(millions of rand, except percentages)
The Economy
Gross Domestic Product (GDP)
Nominal(1)	685,730	738,926	800,696	888,057	982,944	1,080,430	(7)
Real(2)	586,837	591,267	603,290	624,379	642,038	658,934	(7)
Real % change from prior year	2.6%	0.8%	2.0%	3.5%	2.8%	3.0	%(8)
Change in deflator of private consumption (%)	8.6%	6.6%	6.6%	6.7%	6.1%	8.1	%(8)
Change in per capita earnings (%)(3)	0.2%	(1.6%)	(0.9%)	1.1%	0.5%	2.5%
Nominal GDP for fiscal year ended March 31	635,183	699,636	752,649	819,365	913,220	1,007,810
Total merchandise exports(4)	143,830	161,121	174,897	220,051	261,863	240,359	(7)
Unemployment rate (%)	21.0%	25.2%	23.3%	25.8%	29.5%	29.4	%(9)
Balance of trade(4)	10,769	10,416	24,872	30,209	41,947	34,480	(7)
Balance of payments
Current account	(10,426)	(12,867)	(3,926)	(3,653)	(1,687)	1,429	(7)
Financial account	27,049	17,300	32,515	2,220	(11,010)	21,443	(7)
Change in gross gold and other foreign reserves	19,208	6,677	28,943	15,111	66,501	1,730	(7)
Rand/Dollar exchange rate (average)	4.6073	5.5316	6.1131	6.9353	8.6031	10.7588	(10)
Consumer prices (2000=100)	84.4	90.2	94.9	100.0	105.7	120.6	(7)
Producer prices (2000=100)	83.6	86.6	91.6	100.0	108.4	126.8	(7)
Average annual yields for listed 5-10 year National Government debt securities	14.57%	15.06%	14.92%	13.56%	11.39%	11.88	%(11)
Average annual yields on bankers’ acceptances	15.49%	16.74%	13.01%	10.10%	9.73%	11.00%

	Fiscal Year 1997-1998(5)	Fiscal Year 1998-1999(5)	Fiscal Year 1999-2000(5)	Fiscal Year 2000-2001(5)	Fiscal Year 2001-2002(5)	Budget 2002-2003
	(millions of rand, except percentages)
Public Finance
Consolidated Government Revenue	163,389.6	184,005.4	198,162.4	213,475.7	248,447.2	265,217.0
% of GDP(1)(5)	23.8%	24.9%	24.7%	24.0%	24.6%	24.5%
Consolidated Government Expenditure	189,947.5	201,416.2	214,749.9	233,941.9	262,589.8	287,909.1
% of GDP(1)(5)	27.7%	27.2%	26.7%	26.4%	26.9%	26.9%
Consolidated Budget Deficit	(26,557.9)	(17,410.8)	(16,587.6)	(18,350.0)	(14,142.6)	(22,692.1)
% of GDP(1)(5)	3.8%	2.3%	2.0%	2.0%	1.4%	2.1%
Net borrowing requirement	(23,611.7)	(15,589.3)	(10,834.7)	(17,663.7)	(11,496.3)	(12,263.1)
Change in cash and other balances (increase)	872.1	(3,301.1)	(2,595.2)	4,376.7	(2,970.6)	2,947.8

	At December 31,					At November 30,
	1997	1998	1999	2000	2001	2002
	(millions of rand, except percentages)
National Government Debt
Internal debt of National Government	316,848	342,385	356,241	368,327	377,657	368,675
% of GDP(1)	46.5%	46.7%	44.5%	41.6%	38.7%	34.9%
External debt of National Government	14,647	15,842	20,025	31,118	66,619	92,344
% of GDP(1)	2.1%	2.1%	2.5%	3.5%	6.8%	8.7%
Total debt of National Government	333,265	361,327	376,939	400,163	445,885	451,657
% of GDP(1)(6)	48.2%	47.9%	48.0%	45.3%	45.7%	42.7%

(1)	At market prices.
(2)	At constant 1995 prices.
(3)	Gross National Income per capita.
(4)	Includes unclassified goods, balance of payments adjustments, and net gold exports.
(5)	For fiscal year ended March 31.
(6)	Includes Gold and Foreign Exchange Contingency Reserve Account.
(7)	Through third quarter of 2002.
(8)	First three quarters of 2002 compared with the first three quarters of 2001.
(9)	As of June 2002.
(10)	At October 31, 2002.
(11)	Average for the period to October 31, 2002.

Source:	South African National Treasury, South African Reserve Bank and Statistics South Africa.

INTRODUCTION

South Africa has been an established constitutional democracy since 1994, when it held its first fully democratic national elections. Mr. Thabo Mbeki was elected President in South Africa’s second fully democratic national elections in 1999, following the retirement of Mr. Nelson Mandela.

A new Constitution, phased in between 1997 and 1999, embodies the democratic values on which the South African state and society are now based, including equality among people of all races. The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity, and to advance human rights and freedoms”. The Constitution enshrines the principles of the supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Constitution’s Bill of Rights is one of the world’s broadest, guaranteeing freedom of speech, travel and political activity, and giving those accused of crimes many legal protections, including the right to a speedy trial and the right to remain silent. Among other things, the Bill of Rights enshrines the right to adequate housing, food, water, education, and healthcare and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

Under the Constitution, government is divided into three spheres, national, provincial and local. At the national level, the Constitution provides for a bicameral Parliament, comprised of a 350- to 400-member National Assembly elected by proportional representation, and a senate, called the National Council of Provinces, comprised of 10 delegates from each of the country’s nine provinces, elected on a proportional basis by the parties represented in provincial legislatures. The Constitution also provides for a president, elected by the National Assembly for a maximum of two five-year terms, and a cabinet, comprising 21 members appointed by the President. Since June 1999, minority parties in South Africa are no longer guaranteed positions in the Cabinet.

South Africa has the most developed economy in sub-Saharan Africa, with a gross national income equal to more than seven times that of its six immediate neighbors combined. Over one quarter of the trade of countries in the southern African region is conducted with South Africa. See “The South African Economy — Overview — General”. The major strengths of the South African economy are its growing manufacturing sector, its strong physical and economic infrastructure, its abundant natural resources, particularly gold, and a wide variety of other minerals, including coal and uranium oxide.

During the past five years the South African economy generally has been characterized by moderate real growth, moderate inflation and improved labor productivity and international competitiveness. During this same period the South African Government has focused on consolidating and rationalizing National Government and provincial government finances, broadening the tax base and reducing the overall burdens of taxation and government debt as a percentage of GDP. As a result, real GDP growth is expected to be between 2.5% and 3% in 2002. However, inflation has increased markedly in recent months and is expected to average 9.6% in 2002. This sharp increase results largely from the depreciation of the rand and consequent rises in oil and food prices. The South African Government believes that the rate of inflation will decline to a range of 3%-6% in 2003, as the effect of depreciation lessens.

Tax reforms over the last five years, designed to decrease income tax rates while broadening the tax base, have led to significant tax revenue growth and general government tax revenue is expected to amount to approximately 27% of GDP in 2002-2003. The National Government’s efforts to couple these tax reforms with fiscal consolidation over the last five years have led to significant progress, including a moderation in government consumption expenditure as a percentage of GDP, recovery of public sector capital formation, stabilization of the aggregate tax burden as a percentage of GDP, steady progress in reducing interest on public debt as a percentage of GDP and a marked reduction in the average interest rate on National Government debt. This reduction in National Government budget deficits, together with an increased emphasis on external borrowing for financing such deficits, has contributed substantially to a decline in the overall cost of capital in the South African economy. Moreover, this consolidation of public finances is now facilitating investment in infrastructure development.

The fiscal and economic improvements of recent years have come about as South Africa addresses a legacy of great divisions within the population, largely along racial lines, which have taken a heavy toll on human development and the economy. These divisions are evidenced by the chronically high formal sector unemployment rate (which some estimates put at 24%-30% of the economically active population) and the widely divergent nature of the economy, in which vast sections of the populace still suffer significant inadequacies in areas such as housing, sanitation, health care and education, while a minority enjoys the benefits associated with a highly developed society. The National Government has expressed its firm intent to address South Africa’s social and developmental challenges within a consistent, growth-oriented fiscal and budgetary framework. See “Republic of South Africa — Medium Term Budget Policy Statement”.

Beginning in fiscal year 1998-1999, the National Government began publishing the Medium Term Budget Policy Statement (MTBPS) a preliminary statement in advance of the annual budget that outlines the National Government’s fiscal framework and expenditure plans over a three-year period. The latest MTBPS was issued in October 2002. Since the end of apartheid, the South African government has adopted programs to provide better access for millions of South Africans to housing, electricity, water, land, healthcare, education and training, civil and workers’ rights and transport and communications. The MTBPS sets out the framework within which the South African Government seeks to balance the competing claims on the government’s resources as it continues to pursue programs designed to improve such access, while committing resources to improving defense, justice and crime prevention and to fulfilling the central governmental and administrative responsibilities of the South African Government. Within that context, the South African Government has proposed strong real growth in non-interest spending, averaging 4.7% per year over the next three years, giving priority to reducing poverty; improving health services and education; accelerating housing development; improving police and justice services; and increasing support to South Africa’s engagement with regional forums such as the African Union and the New Partnership for Africa’s Development. See “Republic of South Africa — International Relations”.

The National Government also has proposed new measures to combat the impact of the HIV/AIDS epidemic, which is emerging as a significant public policy concern, by, among other things, allocating increased funds to strengthen national HIV/AIDS programs. A total of R7.2 billion has been allocated in the 2002-2003 National Budget to provide for prevention, education and treatment programs as well as to aid provincial governments and agencies with the costs of caring for infected persons. See “Public Finance — 2002-2003 National Budget and Consolidated Budgets — 2002-2003 National Budget”.

Taking into account these objectives, the National Government has adopted the following aims for the three-year period to 2005 covered in the 2002-2003 MTBPS: to lower government consumption expenditure to 18.5% of GDP; to bring real growth in general government capital formation to 5%; to reduce general government dissaving to zero and convert it to a sustained positive savings rate; to reduce interest on general government debt to 4.8% of GDP; and to stabilize general government tax revenue at 27% of GDP.

As the National Government pursues these goals, it recognizes that private sector confidence, respect for private property rights, cooperation between labor and management and reduced levels of criminal violence will continue to be important determinants of being able to achieve sustainable economic growth in South Africa, with the long-term aim of creating jobs for all economically active South Africans. A dramatic increase in job opportunities will not be obtained easily or rapidly, and unemployment is unfortunately likely to remain a feature of the South African economy for some time to come. At the same time, efforts continue to be made to stimulate employment and growth while addressing human development needs. Noteworthy initiatives in 2002 include new legislation on land reform and on minerals and the mining sector.

Land reform efforts in South Africa focus on equitably transferring land to historically disadvantaged South Africans within the framework of the judicial process and the Constitution’s protection of private property rights. The Communal Land Rights Bill 2002, which is being considered by Parliament, articulate a range of land transfer measures as well as steps to rationalize South African land laws. The Bill also outlines clear protections against arbitrary deprivations of property. If enacted into law, the Bill would be expected to facilitate the National Government’s aims of redistributing approximately 30% of agricultural land to historically disadvantaged South Africans over the next 15-20 years, and of stimulating productivity through associated legislative and policy reforms.

With the aims of furthering investment and job creation in the mining sector, the South African Government enacted the Mineral and Petroleum Resources Development Act in October 2002. The Act vests custodianship of mining and prospecting rights with the state, which is common in many countries with significant natural resource deposits, while providing for the conversion of privately held rights used in existing operations into mining and prospecting rights held by the state. A significant component of the Act is the subsequently issued Socio-Economic Empowerment Charter, which proposes that historically disadvantaged South Africans own 26% of all South African mining industry assets within 10 years. The Charter commits the South African mining industry to assist companies controlled by historically disadvantaged South Africans to secure R100 billion in financing over the next five years to fund their participation in the industry. The Charter has been accepted by industry representatives as a feasible program for diversifying ownership and for encouraging continued growth in the mining sector.

Following several years of deficits on the current account of the balance of payments, South Africa experienced current account surpluses from the fourth quarter of 2000 through the second quarter of 2002, although the surplus narrowed between the first and second quarters of 2002 due to the widening of the negative balance on the service and income account, which exceeded the increase in the positive balance of the trade account. The surplus was equal to approximately 0.3% of nominal GDP in the second quarter of 2002, compared with a ratio of 0.4% in the first quarter of 2002. The deficit on the services and income account of the balance of payments contracted in the third quarter of 2002, but this could not fully counteract the effects of declining export values. Consequently, in the third quarter of 2002, the current account balance changed from a surplus to a deficit amounting to 0.4% of nominal GDP. The financial account showed consistent net inflows of capital from the first quarter of 2002 to the second quarter, resulting largely from sustained levels of portfolio investment. However, a reversal in the inflow of foreign capital appears to have taken place in mid-2002, triggered perhaps by speculation on the future of the mining industry. See “The South African Economy — Principal Sectors of the Economy — Mining and Quarrying”. Capital inflows into South Africa in recent years largely have taken the form of portfolio investment in South African equities, with relatively little greenfield foreign direct investment. Capital outflows have come largely from the South African bond markets.

In 1995, the National Government relaxed the application of exchange control regulations to allow for the free convertibility and repatriation of the local sale proceeds of South African investments owned by non-residents. Since that time, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. Residents still face certain exchange control restrictions, but these are being phased out over time. See “Monetary and Financial Systems — Exchange Controls”.

The South African Reserve Bank has used foreign exchange reserves to provide liquidity to the market and forward cover on the rand. At the end of the third quarter of 2002, gross foreign exchange reserves were equal to approximately 20.5 weeks’ worth of imports of goods and services, as compared with 20 weeks’ worth at the end of the second quarter. The Reserve Bank’s net open position in foreign currency has gradually declined from a height of $22.6 billion in 1998 to $1.8 billion in July 2002. The National Treasury has indicated that it intends to continue to decrease the net open foreign position to zero in due course. See “Monetary and Financial Systems — Exchange Controls” and “The External Sector of the Economy — Reserve and Exchange Rates”.

REPUBLIC OF SOUTH AFRICA

Area and Population

South Africa is situated on the southern tip of the African continent, with the Atlantic Ocean to the west and the Indian Ocean to the east. The north of the country shares common borders with Namibia, Botswana, Zimbabwe and Mozambique. South Africa also shares common borders with the kingdoms of Lesotho and Swaziland. The total area of South Africa is approximately 1.2 million square kilometers (470,000 square miles), with over 3,000 kilometers (1,860 miles) of coastline. South Africa is divided into nine provinces: the Eastern Cape, Free State, Gauteng, KwaZulu-Natal, Mpumalanga, Northern Cape, Limpopo Province, North West and Western Cape Provinces. The terrain is varied, and includes the Savanna, with its mixed grasslands and trees; the Grasslands, where trees are found mainly on hills and alongside several river beds; the Karoo, which is a dry area; the Fynbos area of the eastern and southern Cape, which is characterized by lush vegetation; and the forests and high rainfall areas of the eastern escarpment.

South Africa’s population was estimated to be approximately 44.6 million at the end of 2001. Historically, South Africa’s population statistics were recorded by race. In the former racial classification that formed the basis for the apartheid system, “Black” referred to persons of original African indigenous origin, “Asian” to persons of Asian origin, “White” to persons of Caucasian ethnic origin and “Colored” to persons of mixed race. There is no longer any legal distinction by race, and the old classifications are no longer used by the South African Government. However, because of the country’s history of racial division, racial and ethnic differences have social and economic significance, and social and economic policies are judged partly by their ability to address disparities and discrimination and to equalize opportunities. Therefore, in this document reference to such racially classified statistics will be made occasionally to illustrate such disparities.

In a 1996 census, South Africans were counted for the first time as citizens of a democracy. Although a census was conducted in 2001, the results of such census will not be available until after this document is filed. The year 1996 is therefore the latest date for which confirmed census statistics are available. However, annual population estimates provide an additional source for demographic projections.

On the basis of the 1996 census and the 2001 mid-year population data, it is estimated that the Black population is growing at approximately three times the rate of the White population. The breakdown of the population in 1996 by the former racial classifications was 76.7% Black, 10.9% White, 8.9% Colored, 2.6% Asian and 0.9% others. In 2001, this breakdown was estimated at 77.8% Black, 10.1% White, 8.7% Colored, 2.5% Asian and 0.9% others. The life expectancy of the South African population for the five-year period ending 1996 varies widely based upon racial classification and gender, ranging from 58.5 years for Colored men to 69.7 years for White men and from 66.8 years for Black women to 76.8 years for White women. The infant mortality rate for the same period also varies based on racial classification, ranging from an estimated 55 deaths per 1,000 births for Blacks to 10 deaths per 1,000 births for Whites.

There are 11 official languages in South Africa: Afrikaans, English, isiNdebele, isiXhosa, Sesotho sa Lebowa, Sesotho, Setswana, siSwati, Tshivenda, Xitsonga and Zulu.

It is estimated that approximately 65% of the population lives in urban areas. The White, Colored and Asian groups live predominantly in urban areas. The most densely populated parts of South Africa are the four major industrialized areas: the Pretoria/Witwatersrand/Vereeniging area of Gauteng Province, the Durban/Pinetown/Pietermaritzburg area of KwaZulu-Natal Province, the Cape Peninsula area of Western Cape Province and the Port Elizabeth/Uitenhage area of Eastern Cape Province. These areas, which occupy only 4% of the country’s total surface area, account for more than a quarter of its population and over 50% of its urban population.

Emphasizing the need to collect valid, appropriate and accurate statistical data for the government, national legislation enacted in 1999 mandated the appointment of a person in charge of controlling, producing and disseminating statistics under the title of Statistician-General, who is the head of Statistics South Africa. The legislation also established a South African Statistics Council to facilitate the process of collecting the data necessary to assist businesses, state organizations and the public in gaining a clear understanding of the country’s status and progress.

Government and Political Parties

The 1948 national elections in South Africa saw the beginning of the formalization of the apartheid political philosophy of racial segregation, which was espoused by the National Party (NP) that came to power that year, and marked by the legal subjection of Blacks, Coloreds and Asians to social, political, economic, residential and employment restrictions. The policies of the National Party government became entrenched in the early 1950s through the enactment of a series of apartheid laws formalizing such restrictions. During this period, the South African Government, in reaction to fierce opposition, banned the African National Congress (ANC), the South African Communist Party (SACP) and the Pan Africanist Congress (PAC). This led to a protracted struggle by these organizations against the National Party government. Under the leadership of State President F.W. de Klerk, the National Party, after winning the 1989 national election, began a process to expedite the dismantling of apartheid. In 1990, State President de Klerk lifted the ban on political reform movements such as the ANC, the PAC and the SACP and, soon thereafter, released Nelson Mandela from prison. In 1991, certain key apartheid legislation was repealed and the Convention for a Democratic South Africa was convened in order to begin the negotiation of the basis of South Africa’s future democratic constitution. After protracted negotiations in constitutional talks that followed the breakdown of the Convention, agreement was reached on the text of a transitional constitution, which was enacted in 1993. The first fully democratic elections in South Africa’s history were held in 1994.

The new Constitution, which was phased in between 1997 and 1999, provides for a separation of powers among the legislative, executive and judicial branches of the National Government. Under the Constitution, the bicameral Parliament, in which the legislative authority of the National Government is vested, is comprised of a National Assembly and a National Council of Provinces. The National Assembly consists of between 350 and 400 members elected on the basis of proportional representation pursuant to which political parties receive seats in proportion to the votes cast for the parties concerned. Of the 400 seats in the National Assembly, 200 seats are selected from provincial lists, with a fixed number allocated to each province. The remaining 200 seats are filled from national lists in order to ensure proportionality in accordance with the total number of votes cast for each party in the national election. The National Council of Provinces consists of 90 members, 10 from each of the nine provinces, elected on a proportional basis by the parties represented in the provincial legislatures. The Constitution provides for Parliamentary elections every five years. The next Parliamentary election is scheduled to occur in 2004.

The following table sets forth the percentage of the vote received by each party in the June 1999 election for the National Assembly, the latest national election in South Africa.

	Votes	% of Total Vote	Seats in National Assembly
African National Congress	10,601,330	66.4	266
Democratic Party	1,527,337	9.6	38
Inkatha Freedom Party	1,371,477	8.6	34
New National Party	1,098,215	6.9	28
United Democratic Movement	546,790	3.4	14
African Christian Democratic Party	228,975	1.4	6
Freedom Front	127,217	0.8	3
United Christian Democratic Movement	125,280	0.8	3
Pan Africanist Congress	113,125	0.7	3
Others	237,396	1.4	5

Total	15,977,142	100	400

Note:  Columns may not add due to rounding.

Source: South African Independent Electoral Commission.

The African National Congress was founded in 1912 and is the most important party in South Africa in terms of the size of its electoral constituency support. The ANC, which served as the leader of the struggle against apartheid, is the ruling party in the Eastern Cape, Mpumalanga, Free State, Gauteng, Northern Cape, Northern and North West Provinces. It also has recently entered into a power-sharing arrangement, termed Participatory Government, with the New National Party at the national, provincial and local levels.

The Democratic Party was founded in 1989, when the former Progressive Federal Party and the Independent National Democratic Movement merged. Mr. Tony Leon is currently the leader of the Democratic Party. Following the June 1999 elections, the Democratic Party joined with the New National Party to create the Democratic Alliance, which became the official opposition and the ruling party of the Western Cape Province. In October 2001, the New National Party announced that it had suspended its participation in the Democratic Alliance.

The Inkatha Freedom Party (IFP) was founded in 1974. It is the ruling party of the KwaZulu-Natal Province, with a small majority of seats in the provincial legislature. The leader of the IFP is Chief Mangosuthu Buthelezi, who is also Minister of Home Affairs. The IFP has called for increased devolution of political power from the National Government to the provinces and to traditional leaders.

The National Party, founded in 1914, was the architect of the apartheid system, although it abandoned this policy following the election of State President de Klerk in 1989. In 1997, when Mr. De Klerk retired from politics, Mr. Marthinus van Schalkwyk was elected leader of the National Party. In 1998, the National Party changed its name to the New National Party. From June 1999 to October 2001, the New National Party participated in a coalition party, the Democratic Alliance, with the Democratic Party. It then suspended the alliance and has since entered into a power-sharing agreement with the ANC.

The United Democratic Movement (UDM), another significant party, was founded in 1997 under the joint leadership of Mr. Bantu Holomisa and Mr. Roelf Meyer. Mr. Meyer has since left the UDM to form a civic movement initiative.

        Under the terms of the Constitution relating to the national executive, the executive authority of the National Government is vested in the President, who serves as both Head of State and Head of Government. The President must be a member of the National Assembly and is elected by the National Assembly by majority vote, following which election the President must resign his or her seat in the National Assembly. Mr. Thabo Mbeki of the ANC succeeded Mr. Mandela as President in the June 1999 election, and Mr. Jacob Zuma was appointed the sole Executive Deputy President. The Constitution further provides for the establishment of a cabinet consisting predominantly of members of the National Assembly and the Council of Provinces, who retain their seats while in the Cabinet. Cabinet portfolios are allocated by the President. The Cabinet generally operates by consensus rather than by voting. The current Cabinet has 27 ministers who are members of Parliament, in addition to the President and the Executive Deputy President.

The South African legal system is based upon Roman-Dutch law and certain elements of English law, subject to the Bill of Rights contained in the Constitution. Judicial authority is vested in the courts, which are established by or pursuant to the Constitution. The Constitutional Court has jurisdiction as the court of final instance over all matters relating to the interpretation, protection and enforcement of the terms of the Constitution and is the court of first instance on any matter concerning the constitutionality of an Act of Parliament. Decisions of the Constitutional Court are binding upon all persons and upon all legislative, executive and judicial organs of state. All the judges of the Constitutional Court (excluding the president), Supreme Court and High Court are appointed by the President in consultation with the Cabinet and on the recommendation of the Judicial Service Commission, an independent body. Matters not falling within the jurisdiction of the Constitutional Court fall within the jurisdiction of the Supreme Court, which consists of an Appellate Division and various High Courts. Judgments of the Appellate Division are binding on all courts of a lower order, and judgments of the High Courts are binding on the lower courts within their respective areas of jurisdiction. The Minister of Justice may appoint as many judges to the High Courts as he or she deems fit, as well as appoint a commissioner of oaths, an administrator for the valuation of property and numerous commissioners for any court.

The Constitution states that South Africa is “founded on a commitment to achieve equality, to promote and protect human dignity, and to advance human rights and freedoms”. The Constitution enshrines the principles of the supremacy of the rule of law, universal adult suffrage, regular elections and multi-party democracy. The Constitution’s Bill of Rights is one of the world’s broadest, guaranteeing freedom of speech, movement and political activity, and giving those accused of crimes many legal protections, including the right to a speedy trial and the right to remain silent. Among other things, the Bill of Rights enshrines the right to adequate housing, food, water, education and healthcare, and prohibits discrimination on the basis of race, gender, sexual orientation, age, pregnancy or marital status.

The Constitution provides for provincial and local government in addition to government at the national level. Local governments include various local authorities such as townships and municipalities. The nine provinces were created by the transitional constitution, replacing the former arrangement of four provinces, the four former states of Transkei, Bophuthatswana, Venda and Ciskei (the “TBVC states”) and the six formerly self-governing territories. Each province has its own provincial legislature of between 30 and 100 members and its own chief executive, the Premier. The powers of the Premier are exercised in consultation with a provincial executive council, which is constituted in a manner similar to the Cabinet in the National Government. The provinces exercise limited power on a national level, principally through their representatives in the National Council of Provinces and also through their power to block Parliamentary action affecting the constitutional position and status of the provinces. Although the Constitution allocates certain powers directly to the new provinces, the National Government is granted the power to override the authority of the provinces in certain circumstances. Beginning in 2001, the provinces have been given limited taxing power, subject to approval by the Minister of Finance, and the National Government also has increased transfers to provincial and local governments in order to accelerate the delivery of basic services to households.

South Africa’s first non-racial local government elections took place on a staggered basis, with all nine provinces having held such elections by 1996. A 60% turnout was recorded, with the ANC receiving approximately 72% and the NP receiving approximately 21% of the total vote. These elections completed the transition to democracy, and democratically elected representatives now serve at all three levels of government. The most recent local government elections were held in December 2000.

Medium Term Budget Policy Statement

The Medium Term Budget Policy Statement (MTPBS), which is a preliminary statement issued in advance of each annual budget, outlines in detail the National Government’s fiscal framework and expenditure plans. The MTPBS sets out policy considerations and helps to promote public discussion of spending proposals. The MTBPS includes the proposed division of revenue among national, provincial and local government. Provinces, in particular, benefit from a clear statement of the proposed division of revenue in advance of the new financial year, assisting them in planning their spending and formalizing their budgets.

The Medium Term Expenditure Framework (MTEF) is contained within the MTBPS and sets out expenditure planning on a three-year basis and provides a framework in which to align spending plans and policy making and lends transparency to the National Government’s plans for the future. The MTEF allows the National Government to set spending changes in the context of policy developments and improvement in service delivery.

The budget framework is designed to achieve the overwhelming priority of meeting the socio-economic needs of all South Africans by increasingly focusing on poverty reduction, social service delivery and public infrastructure development. The latest MTBPS, issued in October 2002, makes clear that addressing poverty and vulnerability remains the central challenge in setting budget priorities and preparing spending plans. Since the end of apartheid, the South African Government has adopted programs to provide to millions of South Africans better access to housing, electricity, water, land, healthcare, education and training, civil and workers’ rights and transport and communications. The MTBPS sets out the framework within which the South African Government seeks to balance the competing claims on the government’s resources as it continues to pursue programs designed to improve such access while committing resources to improving defense, justice and crime prevention and to fulfilling the central administrative and policymaking responsibilities of the South African Government.

Within that context, the South African Government has proposed strong real growth in non-interest spending, averaging 4.7% per year over the next three years, giving priority to reducing poverty; improving health services and education; accelerating housing development; improving police and justice services; combating the impact of the HIV/AIDS epidemic; and increasing support to South Africa’s engagement with regional forums such as the African Union and the New Partnership for Africa’s Development.

Land Reform

Land reform in South Africa is a complex issue both because of the apartheid era’s legacy of dispossession and because of current human development challenges. The task before the National Government is to facilitate the equitable transfer of land to historically disadvantaged South Africans within the framework of judicial process and the Constitution’s protection of private property rights.

The National Government has developed a land reform strategy focused on the twin goals of transferring land to historically disadvantaged South Africans and of reforming land law and policy so as to create greater security of tenure, address rural poverty and contribute to economic growth. The key elements of the land reform program—restitution, redistribution and tenure reform—were outlined in a 1997 White Paper on Land Affairs. Restitution involves either returning land or providing alternative compensation to persons who have been deprived of their land; redistribution encourages land purchase by poor South Africans, with the help of government grants; and land tenure reform aims to create a unified and secure system of landholding.

These strategies have evolved against the backdrop of the Constitution’s recognition of existing property rights and its commitment to upholding the rule of law and judicial process. The Communal Lands Bill 2002 articulates the National Government’s approach to land reform in setting forth new policies for land transfer and registration and land law rationalization, as well as in emphasizing a range of judicial and administrative protections against arbitrary takings of land. The National Government also continues to consult with landholders and community representatives in its efforts to move towards a sustainable framework for land management.

The National Government’s expectation is that approximately 30% of South Africa’s agricultural land will be redistributed over the next 15-20 years. It hopes in the process to improve rural incomes, sustain agricultural productivity and stimulate wealth creation through the rationalization of land tenures. A further anticipated benefit is the release of land for new residential construction and infrastructure development.

Mining Industry Reform

In October 2002, the South African Government enacted the Mineral and Petroleum Resources Development Act. The Act vests custodianship of mineral and prospecting rights with the state, which is common in many countries with significant natural resource deposits. At the same time, the Act provides for the continuation of privately held rights used in existing operations by converting them into mining and prospecting rights held by the state. The Act is the product of consultations with industry and community representatives and is expected to generate further investment and job creation in the mining sector.

A significant component of the Act is the subsequently issued Socio-Economic Empowerment Charter, which proposes that historically disadvantaged South Africans own 26% of all mining industry assets within 10 years. A draft discussion version of the Charter, stating a higher ownership target, had been disclosed previously to the media without official review, and did not represent the South African Government’s position on this issue. The Charter commits the South African mining industry to assist companies controlled by historically disadvantaged South Africans to secure R100 billion in financing over the next five years to fund their participation in the industry.

The Act and the Charter together reiterate the National Government’s commitment to conserve and manage appropriately South Africa’s mineral resources and mining industry assets, to diversify ownership and participation in the mining sector and to maintain investor confidence and wealth creation in the industry.

Crime Prevention

Reduced levels of criminal violence are expected to continue to be important determinants of private sector confidence, foreign direct investment and sustainable economic growth in South Africa.

Beginning in 1994, an extensive process of integration and rationalization, followed by a comprehensive transformation process, was undertaken to create the current South African Police Service in accordance with the requirements of the Constitution. This has resulted in a unified national police service, which has been accepted as legitimate and credible by the majority of South Africans. Evidence suggests that the incidence of serious criminal activity has stabilized in most of the prioritized areas in South Africa. This is now being followed with strategies to stabilize serious and violent crimes in the remaining areas.

A new crime reduction policy was adopted in 2000, designed to ensure that priority is given to areas identified with high incidences of serious, violent and organized crimes over a three-year period to enable normal crime management and to create a climate conducive to socioeconomic development. This approach is being augmented by comprehensive strategies to address the proliferation of firearms and crimes against women and children. In addition, specific emphasis has been placed on cooperation among relevant governmental departments in addressing crime and its causes in prioritized areas.

Reducing serious and violent crime remains a top priority of the National Government. Recent legislation has tightened restrictions on possession of firearms and provided that proceeds from forfeitures in connection with organized crime are to be used to fund law enforcement activities.

In February 2002, the National Government announced that crime prevention efforts had been strengthened through supplementary budget allocations to national departments in the criminal justice sector. These allocations will allow the South African Police Service to increase its personnel by approximately 16,200 police officials and 12,400 civilian employees over the medium term, a total increase of approximately 28,600 employees. The allocations also will strengthen the administration of justice, improve court services and build additional prison capacity.

International Relations

After becoming a republic in 1961, South Africa became increasingly isolated politically from other nations and subject to economic, cultural and political sanctions by the international community because of the apartheid system. Beginning in 1990, there was a gradual easing of sanctions and South Africa has now reestablished its links with the outside world. South Africa maintains diplomatic relations with 139 countries, of which 109 maintain resident missions in South Africa. Seventeen international organizations maintain resident missions in South Africa.

South Africa was a founding member of the United Nations in 1945. In 1994, South Africa resumed its seat in the United Nations General Assembly, which it had been prevented from doing since 1974. In 1994, South Africa also rejoined the Commonwealth, from which it had withdrawn shortly after it became a republic in 1961. South Africa also is a donor country to the International Development Association, the concessional lending arm of the World Bank, and is a member of its political risk insurance arm, the Multilateral Investment Guarantee Agency.

South Africa recently has been included in the major forums established to oversee the international financial architecture, including the G22, the Financial Stability Forum and the G20 of “systemically significant” countries. The G20 focuses on exchange rate management, external liability management, international implementation of codes and standards and measures to ensure private sector participation in avoiding and resolving financial crises. It is hoped that South Africa’s participation will allow it to achieve derived gains in knowledge and best practices, as well as provide it the opportunity to harness such gains in knowledge in further strengthening the financial sector and improving South Africa’s profile as an investment destination. South Africa is a founding member of the General Agreement on Tariffs and Trade, participated in the Uruguay Round of Multilateral Trade Negotiations and acceded to the Marrakesh Agreement in 1994. South Africa became a founding member of the World Trade Organization (WTO) upon its establishment in 1995. Furthermore, Canada, the European Union, Hungary, Japan, Norway and the United States have included South Africa in their generalized system of preferences.

In October 1999, South Africa signed an Agreement on Trade, Development and Co-operation, known as the European Trade Agreement, with the European Community to consolidate strategic links between South Africa and its largest trade and investment partner. Providing for transitional periods of 10 years for implementation of its terms in the European Community and 12 years in South Africa, the European Trade Agreement establishes a free trade area covering the free movement of goods in all sectors, liberalizing 95% of South African exports into the European Community over a 10-year period and 86% of European imports into South Africa over a 12-year period. Significant among the many effects of the European Trade Agreement will be the removal by the European Community of duties on 75% of South Africa’s agricultural exports over a 10-year period.

South Africa recently has finalized free trade negotiations with the Southern African Development Community (SADC) countries. The SADC Protocol on Trade, intended to lead to the creation of a duty-free area in SADC over an eight-year period, was implemented in 2000. In the near term, the implementation is expected to involve greater cooperation between customs authorities in procedures and monitoring of trade in the region. In the long term, it is hoped that strong regional economic cooperation will increase the competitiveness of the region by improving production costs, efficiency and technology transfer.

South Africa is a member of the New Partnership for Africa’s Development (NEPAD), a policy framework for Africa’s development approved by several African leaders in 2001. NEPAD’s goals include promoting sustainable development and reducing poverty in Africa, enhancing market access in and investment flows to African nations and encouraging the spread of democratic and accountable governance throughout the continent. South Africa is playing a significant role in the institutionalization of NEPAD, and has committed funds in its 2002 budgetary plans to strengthening its engagement with this new international forum.

South Africa is a founding member of the International Monetary Fund (IMF) and always has been regarded as a “member in good standing” with full access to technical and financial assistance from the IMF. South Africa’s quota in the IMF is SDR1,365.4 million, and its 13,904 votes account for 0.93% of the total number of votes. This places South Africa in the 23rd position in terms of voting power. In 1993, South Africa drew down SDR614.4 million from the IMF to compensate for a shortfall in agricultural exports resulting from the severe drought that affected southern Africa in 1992. This was fully repaid in December 1998.

South Africa is a founding member of the International Bank for Reconstruction and Development, known as the World Bank and of its private investment arm, the International Finance Corporation. With the first fully democratic national elections in 1994, South Africa regained the full rights and obligations of membership of the World Bank and its affiliated agencies, from which it had previously been suspended. Cooperation between South Africa and the World Bank has continued to develop since the signing of a memorandum of understanding in 1995. South Africa has assumed responsibility for the identification and design of development projects with the assistance of the World Bank. To date, South Africa has accessed two loans from the World Bank in the amount of approximately R385 million for job creation and technical assistance programs. South Africa is the only African country to participate in the International Development Association (IDA), which is the World Bank’s concessional lending window. South Africa is contributing R83.1 million to the latest IDA replenishment cycle.

Regional Arrangements

South Africa is a member of the Southern Africa Customs Union (SACU). In addition to South Africa, SACU presently encompasses Botswana, Lesotho, Namibia and Swaziland (the “BLNS countries”). SACU is intended to promote trade among its members. Goods flow freely among SACU members, unimpeded by internal tariffs or quantitative restraints. There is a common tariff on goods imported from outside SACU. All import duties or tariffs collected on goods imported from outside SACU are paid into a common pool. South Africa makes payments from the pool annually to the BLNS countries according to the current formula, which takes account of these countries’ imports and their production and consumption of dutiable (excisable) goods, as well as non-trade related payments. Due to the unavailability of timely import statistics, payments to the BLNS countries are based on the import statistics of the previous two years. In light of dissatisfaction with certain aspects of the SACU agreement and changed circumstances, a far-reaching re-examination of the SACU agreement has been undertaken. To this end, the countries comprising SACU formed a Customs Union Task Team (CUTT) comprised of officials from the relevant governmental departments of each country. Issues under discussion have included industrial and agricultural development; competition policy; equitable and sustainable revenue sharing arrangements; mechanisms for consultation and dispute resolution; democratization of institutional arrangements including decision-making within the customs union; and harmonization of the SACU agreement with wider regional cooperation and integration agreements. These discussions have resulted in an update to the SACU agreement being signed in October 2002. It is hoped that the new agreement, once ratified, will simplify tariffs and enable poorer member states to access increased funds from the customs pool.

Except for Botswana, SACU members are also members of the Common Monetary Area (CMA). By the time that Lesotho and Swaziland became independent states in the late 1960s, their economies had become integrated inextricably with the South African economy. Previously existing policies of financial and economic cooperation were formalized when the CMA agreement came into existence. After its independence, Namibia joined the CMA in 1992, which formalized its hitherto unofficial membership. The CMA allows for the unrestricted transfer of funds within the monetary area, a common capital market and substantially uniform exchange control regulations with respect to the rest of the world. The Multilateral Monetary Agreement provides for a uniform exchange control border around the four participating countries. The generally similar exchange control regulations of these countries enable the area to share its scarce resources, namely domestic savings and foreign exchange. Under certain circumstances, South Africa’s CMA partners may approach the South African Reserve Bank for short-term financial assistance. They also have access to South Africa’s foreign exchange markets.

By virtue of the CMA, South Africa’s monetary policy also applies in practice to a large extent in Lesotho, Namibia and Swaziland. The CMA permits the monetary authorities of Lesotho, Namibia and Swaziland to issue their own domestic currencies. These currencies are fully convertible at fixed exchange rates with the rand under the terms of the CMA. By eliminating the risks of currency fluctuations, the CMA enhances trade among CMA nations. The rand is regarded as legal tender in Lesotho and Namibia but not in Swaziland. However, the central banks of Lesotho and Namibia are obliged to cover fully their domestic currency note issues by an equivalent amount of rand holdings. Lesotho and Namibia qualify for an annual payment of compensation, pursuant to an agreed formula, by South Africa for their use of the rand as currency, whereas Swaziland receives no such compensation.

In 1994, South Africa became a member of the Southern African Development Community (SADC) with the objective of contributing to the creation of appropriate initiatives and mechanisms to promote regional economic development and stability. The SADC assigned to South Africa the responsibility of overseeing the finance and investment sector. South Africa’s mandate is to facilitate the process of “community building” in the region through gradual, progressive integration of the region’s financial systems; to harmonize and coordinate the efforts and key policies of individual governments to permit capital to flow freely within SADC; and to encourage increased inflows of capital from outside the region. South Africa is developing an agenda for SADC members to pursue in the areas of finance and investment. A number of subcommittees have been formed to develop this protocol further. In 2001, the SADC Council decided to transfer the Finance and Investment Sector Coordinating Unit (FISCU), which was previously located in the South African National Treasury, to the SADC Secretariat in Botswana. This transfer was pursuant to a general restructuring of SADC intended to replace sector coordinating units and commissions located in the various SADC member states with centralized directorates to be located in Botswana.

The Committee of SADC Stock Exchanges, established in 1997, is pursuing initiatives such as harmonizing listing requirements; facilitating dual listings; introducing depositary receipts; promoting cross-border investment; harmonizing procedures for clearing and setting stock exchange transactions; introducing entry-level qualifications for market practitioners; and establishing e-mail and internet links among the stock exchanges. An initiative to investigate establishing a data communications infrastructure linking the markets has been proposed.

Since 1995, the Reserve Bank has participated in the activities of a separate Committee of Central Bank Governors in the SADC to pursue closer monetary cooperation between regional central banks and to promote financial and economic development. The committee provides a forum for the exchange of ideas on economic development and financial policies and has contributed significantly to better intra-regional cooperation on issues of central banking.

The SADC is also working toward the creation of a free trade area by 2004, developing an efficient transport and communications network within the sub-continent and coordinating security arrangements and regional crime prevention policing, with specific attention given to money laundering, drug trafficking, illegal migration and extraditing criminals.

An agreement was reached in 1995 regarding South Africa’s membership and participation in the activities of the African Development Bank (AfDB). South Africa initially agreed to acquire shares representing 1% of the AfDB’s share capital and announced its intention to acquire further shares in the future so that its shareholding was more commensurate with the relative size of its economy. In August 2001, South Africa increased its shareholding to approximately 4% of the AfDB share capital, making it the fifth largest shareholder. South Africa also represents Lesotho, Malawi, Mauritius, Swaziland and Zambia on the AfDB board of directors. Since 1997, the AfDB has been active in infrastructure financing in South Africa. South Africa is the only African country that participates in the African Development Fund (ADF), which provides finance on concessional terms to low-income African countries that are unable to borrow on the concessional terms of the AfDB. South Africa expects to contribute R24.77 million to the latest replenishment cycle of the ADF over the 2002-2004 fiscal period.

THE SOUTH AFRICAN ECONOMY

Overview

General.    South Africa has the most developed economy in sub-Saharan Africa, with a gross national income (GNI) equal to more than seven times that of its six immediate neighbors combined. Over one quarter of the trade of countries in the southern African region (consisting of Angola, Botswana, Lesotho, Malawi, Mozambique, Namibia, Swaziland, Tanzania, Zambia and Zimbabwe) is conducted with South Africa. In 2001, the GNI of South Africa, which differs from GDP by the exclusion of net factor payments to the rest of the world, represented approximately 38% of the combined GNI of all countries in sub-Saharan Africa.

The South African economy varies widely, ranging from “first-world” levels of development, through an informal sector typical of developing countries, to urban shanty towns and subsistence agriculture. A primary legacy of the apartheid era is that inequality has been a key feature of the economy. According to the 1996 census, Whites constituted a minority of approximately 11% of the total population but as a group earned over 20% of the total income earned, while Blacks, totaling over 76% of the total population, earned approximately 62% of the total income and were among the poorest in the country. The former apartheid system effectively channelled government expenditure to Whites in preference to other racial groups, giving rise to wide disparities in access to public services such as water, sanitation, electricity and health.

The South African economy, which had experienced average growth of real GDP of 1% per year from 1985-1994, began to experience significant growth concomitantly with decreased political uncertainty following the successful conduct of the country’s first fully democratic elections in 1994. Growth in real GDP in 2000 accelerated to 3.5%, the highest growth since 1996, but slowed to 2.8% in 2001. In 2002, real GDP rose from 3% in the first quarter to 4% in the second quarter, before slowing to 3% in the third quarter.

Principal Sectors of the Economy.    Manufacturing is South Africa’s largest single income-generating sector, and the country manufactures a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear, metal, chemicals and paper products. The volume of production of capital goods, such as mining machinery and transport and electrical equipment, has increased substantially and, together with the automobile industry, electronics, mining and beneficiation (the treatment or refining) of minerals, these sectors are expected to constitute the major fields of private investment for the future. See “ The South African Economy — Principal Sectors of the Economy — Manufacturing”.

South Africa has a highly developed financial system, including the JSE Securities Exchange of South Africa, formerly the Johannesburg Stock Exchange, which ranked 16th in the world in terms of market capitalization at the end of August 2002. The financial sector of the economy also includes sophisticated bond and derivatives markets and a modern, competitive banking sector, with 50 registered banks, two registered mutual banks and over 58 foreign banks with representative offices in the country as of the end of 2002. A number of major South African companies have moved their primary listing from the JSE to the London Stock Exchange. See “The South African Economy — Principal Sectors of the Economy — Finance, Insurance, Real Estate and Business Services”, and “Monetary and Financial System — Structure of the Banking Industry” and “ — Capital Markets”.

The South African economy has a large and vibrant trade sector, which, after manufacturing, finance and business services and general government, was the fourth largest contributor to GDP in 2001. Wholesale and retail trade currently dominate this sector, but tourism is growing rapidly and is a significant earner of foreign exchange. See “ The South African Economy — Principal Sectors of the Economy — Wholesale and Retail Trade, Catering and Accommodation”.

The country’s economy benefits from sound physical infrastructure, with wide-reaching road, rail and air links and a sophisticated communications network. See “The South African Economy — Principal Sectors of the Economy — Transport and Communication”.

South Africa has a wide variety of natural resources. The country is the world’s largest producer of gold, platinum-group metals, alumino-silicates, chrome ore, ferrochromium, vermiculite and vanadium; the world’s second leading producer of titanium and zirconium minerals; and the world’s fifth leading producer of diamonds. Gold is a significant source of South Africa’s primary source of foreign exchange earnings and accounted for approximately 12.3% of the value of total merchandise exports in 2001-2002. South Africa also has substantial energy resources, of which coal and uranium oxide are the most important non-renewable resources. See ‘‘The South African Economy — Principal Sectors of the Economy — Mining and Quarrying”.

Although less than 15% of South Africa’s surface is suitable for cultivation, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. See “The South African Economy — Principal Sectors of the Economy — Agriculture, Forestry and Fishing”.

Although South Africa geographically covers approximately 4% of the African continent and has just over 6% of its population, the country generates and consumes more than 50% of all electricity generated on the entire African continent. According to Eskom, the National Government-owned electric utility, approximately 66% of the country’s total population had access to electricity at the end of 2001. In addressing this relatively limited access to electricity, Eskom electrified approximately 2.6 million homes during 1991-2001 and remains committed to contributing significant funds each year to electrify schools, clinics and community development. See “The South African Economy — Principal Sectors of the Economy — Electricity, Gas and Water”.

Employment and Trade Unions.    Formal sector employment in those segments of the South African labor market that traditionally are monitored has declined continuously from 1989. There has been a growing imbalance between Black labor supply and employment, which has been corrected only partially by growth in the informal sector of the economy. As a result, Black unemployment has grown rapidly. While there was full employment among Whites until 1985, White unemployment has also grown rapidly since then. Substantial unemployment is expected to remain a significant feature of the South African economy for the foreseeable future. In addition, professional and managerial jobs are predominantly filled by White employees, who constitute less than 20% of the labor force, whereas the least skilled occupations are generally filled by Black employees. Despite the implementation of an affirmative action policy and the recent prohibition as an unfair labor practice of discrimination on grounds of gender, race or religion, there remains a generally lower level of skills among the Black population that exacerbates inequality in formal job opportunities and income distribution.

Growth in trade union membership largely has been due to the increasing unionization of the Black labor force. Significant progress has been made in the area of industrial relations and collective bargaining in recent years. The disruption to the economy from strikes and work stoppages has declined since 1987, when over 5.8 million man-days were lost as a consequence of labor disputes. The number of man-days lost as a result of labor disputes averaged 1.9 million man-days per year over the period 1992-1998 with a significant increase in 1998-1999 as a result of the expiration of three-year wage agreements, which contributed to strikes in several industries, including the chemical and automobile industries. Approximately 500,000 workdays were lost in 2000 due to industrial action. This figure rose sharply to 1.25 million in 2001 largely because of employee dissatisfaction with low income levels and tougher employment conditions as employers sought to control rising production costs. Industrial relations were more harmonious in the early months of 2002, with the number of first quarter workdays lost reported at 10,000, an eight-year low. See “The South African Economy — Employment and Trade Unions”.

Prices and Wages.    Price and wage trends in South Africa have been variable over the last several years. The rate of increase in the overall Consumer Price Index fell from 8.6% in 1997 to 5.2% in 1999. Since then, the rate has risen gradually, from 5.3% in 2000 to 5.9% in 2001. The rate of increase of the Consumer Price Index for metropolitan and other urban areas excluding mortgage costs rose from 5.8% in September 2001 to 9.9% in July 2002 and to 12.5% in October 2002. These changes are attributable to increases in the price of fuel and food costs, which themselves have been driven upward by depreciation of the rand. Inflationary effects also have been felt in the housing, transport, and health care sectors. In addition, the rate of increase in the all-goods Production Price Index has been volatile, increasing from 5.8% in 1999, to 9.2% in 2000, to 8% in 2001 and to 15.4% by September 2002. The rate of increase in nominal remuneration per worker in the non-agricultural sectors of the economy was 6.9% in 1999, but rose to 9.1% in 2000 and in 2001. In the second quarter of 2002, the rate of growth in nominal remuneration increased to 9.5% on a year-on-year basis. See “The South African Economy — Prices and Wages”. The growth rate of real labor productivity declined from 6% in 2000 to 4.1% in 2001 and to 3%, on a quarter-on-quarter basis in the first quarter of 2002. See “The South African Economy — Employment and Trade Unions”.

Currency.    The value of the rand has declined gradually since early 1996. The South African Reserve Bank’s ability to intervene in the foreign exchange market has been restricted by the limited amount of foreign reserves at its disposal, but the Reserve Bank has announced that it will continue to provide some assistance to the foreign exchange market by selling foreign currency from official reserves supplemented by available foreign credit facilities, if necessary.

Total gross foreign reserves increased from R84.2 billion (equivalent to 15 weeks’ of imports of goods and services) at the end of December 2000 to R152.4 billion (equivalent to 20.5 weeks’ of imports of goods and services) by the end of September 2002. See “Monetary and Financial System —Exchange Controls” and “The External Sector of the Economy — Reserves and Exchange Rates”.

Medium Term Budget Policy Statement

The Medium Term Budget Policy Statement (MTBPS) and the Medium Term Expenditure Framework (MTEF) contained therein outline the National Government’s fiscal framework and expenditure plans and describe the National Government’s proposals for projects and budgetary allocations for the next three fiscal years .

The National Government is focusing increasingly on delivering social services and improving public infrastructure. Public expenditure priorities for the medium term include increasing investments in social sector and infrastructure development programs; improving the efficiency of the criminal justice system; improving governmental capacity to respond to the impact of HIV/AIDS; creating new employment opportunities; and enhancing South Africa’s participation in regional cooperation initiatives.

Some of the key medium-term policy features include shifting the allocation of public resources toward provincial and local government; increasing spending on public services; consolidating tax policy; and accelerating investment.

In shaping the policy framework for the 2002-2003 National Budget, the Cabinet has made clear that addressing poverty and vulnerability remain the central challenge in setting budget priorities and spending plans. The National Government aims to reinforce investment in job creation, broaden and enhance public service delivery and target additional resources at reducing poverty incidence. These goals have been reemphasized in the 2002-2003 MTBPS.

The Medium Term Expenditure Framework continues a shift in the allocation of public resources toward provincial and local government. The shift reflects a recognition of the increasing role that these spheres of government play in delivering services. The increase in the provincial share of the Medium Term Expenditure Framework will assist provinces in responding to pressures on health services resulting from HIV/AIDS and in increasing spending on infrastructure and poverty alleviation. Increased allocations to the local sphere are designed to ensure that municipalities have the necessary resources to support the delivery of a basic package of services, including water, sanitation and municipal services to the poorest communities. Changes to the Medium Term Expenditure Framework and the division of revenue in the 2002-2003 MTBPS indicate that expenditure increases will focus on health services and social grants, municipal infrastructure and housing, police and justice services and administrative services provision.

The reduction of the National Budget deficit from over 5% in fiscal year 1995-1996 to 1.4% in 2001-2002 has reduced the share of revenue spent on servicing debt. Debt service costs as a percentage of GDP have declined since 1999-2000 to 5.9% of GDP in 2000-2001 and are projected to decline further to 4.8% of GDP in 2002-2003 and to 3.9% of GDP by 2005-2006. It is hoped that, in tandem with a projected recovery in economic growth, this will make possible an increase of the estimate of spending on public services. The budget framework includes a contingency reserve to deal with unforeseen circumstances designed to ensure that the National Government can adjust to adverse macroeconomic developments or make funds available for natural or other disasters, within the overall expenditure program.

Over the next three years, the National Government’s tax policy aims to broaden the revenue base and to improve collection efficiency, thereby allowing for reductions in tax rates. Reductions in personal and corporate tax rates are expected to lower the costs of investment and job creation, as well as improve household spending power. Against the background of the tax reforms undertaken in the previous two years, the 2002-2003 National Budget is expected to bring about a period of consolidation. The personal income tax structure will again be adjusted to provide relief to lower- and middle-income taxpayers, with a view to narrowing the gap between the maximum personal rate and the rate of tax on companies. Further amendments to the list of public benefit activities will extend the range of organizations qualifying for tax-exempt status. Refinements in the tax treatment of the banking sector are also in progress. General government tax revenue is expected to amount to approximately 27% of GDP in 2002-2003, thereby facilitating the attainment of these objectives in due course.

The restructuring of state-owned enterprises is expected to contribute over the next three years to further reducing government debt and improving the transparency and effectiveness of government entities. The National Government is focusing increasingly on use of public/private partnerships in public service delivery and has negotiated several major partnership projects, including the building and operation of two maximum-security prisons and three long-term toll road concessions.

The National Government is striving to improve the efficiency and productivity of the integrated justice system. Significant additional allocations over the next three years will be spent on the departments that make up the integrated justice system, including the Correctional Services, the Department of Justice and the South African Police Service. The National Government’s focus in the integrated justice system has been on increasing efficiency, enhancing inter-governmental cooperation and reviewing previous strategies.

GDP

The growth in real GDP increased from 2.8% in 2001 to 3% through the third quarter of 2002. The growth was well distributed throughout the various sectors of the economy and export-oriented sectors benefited from the depreciation of the rand.

The following tables set forth nominal and real GDP and expenditures for the periods indicated.

GDP Summary

	1997	1998	1999	2000	2001	2002(6)
Nominal GDP(1)(2)	685,730	738,926	800,696	888,057	982,944	1,080,430
Real GDP(1)(2)	586,837	591,267	603,290	624,379	642,038	658,934
Real % Change	2.6%	0.8%	2.0%	3.5%	2.8%	3.0%
Population(3)	41.1	41.9	42.8	43.7	44.6	na
Per capita GDP (Nominal)(4)	16,699	17,620	18,696	20,329	22,063	23,840
Per capita GDP (Real)(4)(5)	14,291	14,099	14,086	14,293	14,411	14,540

Note:	na = not available.
(1)	Millions of rand.
(2)	At market prices.
(3)	Millions.
(4)	Rand.
(5)	At constant 1995 prices.
(6)	Through the third quarter of 2002, at seasonally adjusted and annualized rates.

Source:  South African Reserve Bank.

GDP and Expenditures(1)

	1997	1998	1999	2000	2001	2002(4)
	(millions of rand)
Real GDP at market prices	586,837	591,267	603,290	624,379	642,038	658,934
Add: Imports of goods and services	138,730	140,823	130,374	139,668	140,230	145,051

Total supply of goods and services	725,567	732,090	733,664	764,047	782,268	803,985
Less: Exports of goods and services	145,086	148,722	150,813	163,442	167,461	164,786

Total goods and services available for domestic expenditure	580,481	583,368	582,851	600,605	614,807	639,199

Domestic Expenditure
Final consumption expenditure by households	370,051	375,257	380,636	393,821	405,994	417,258
Final consumption expenditure by general government(2)	106,472	104,206	104,290	107,484	111,062	114,469

Final consumption expenditure	476,523	479,463	484,926	501,305	517,056	531,727
Gross fixed capital formation	100,331	104,955	96,488	97,272	100,777	106,254
Change in inventories	833	(2,609)	2,791	4,578	1,688	4,945
Residual item(3)	2,794	1,559	(1,354)	(2,550)	(4,714)	(3,727)

Total gross domestic expenditure	580,481	583,368	582,851	600,605	614,807	639,199

Note: Columns may not add due to rounding.
(1)	At constant 1995 prices.
(2)
Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(3)	Represents the difference between the calculation of GDP according to the expenditure and production method.
(4)	Through the third quarter of 2002, at seasonally adjusted and annualized rates.

Source:	South African Reserve Bank.

GDP and Expenditures(1)

	1997	1998	1999	2000	2001	2002(4)
	(as percentage of real GDP)
Real GDP at market prices	100.0	100.0	100.0	100.0	100.0	100.0
Add: Imports of goods and services	23.6	23.8	21.6	22.4	21.8	22.0

Total supply of goods and services	123.6	123.8	121.6	122.4	121.8	122.0
Less: Exports of goods and services	24.7	25.2	25.0	26.2	26.1	25.0

Total goods and services available for domestic expenditure	98.9	98.7	96.6	96.2	95.8	97.0

Domestic Expenditure
Final consumption expenditure by households	63.1	63.5	63.1	63.1	63.2	63.3
Final consumption expenditure by general government(2)	18.1	17.6	17.3	17.2	17.3	17.4

Total final consumption expenditure	81.2	81.1	80.4	80.3	80.5	80.7
Gross fixed capital formation	17.1	17.8	16.0	15.6	15.7	16.1
Change in inventories	0.1	(0.4)	0.5	0.7	0.3	0.8
Residual item(3)	0.5	0.3	(0.2)	(0.4)	(0.7)	(0.6)

Total gross domestic expenditure	98.9	98.7	96.6	96.2	95.8	97.0

Note: Columns may not add due to rounding.
(1)	At constant 1995 prices.
(2)
Consumption expenditure by general government includes current expenditure on salaries and wages and on goods and other services of a non-capital nature of the general departments (not business enterprises) of public authorities. Public authorities include National Government authorities, provincial government authorities, local government authorities and extra-budgetary institutions.

(3)	Represents the difference between the calculation of GDP according to the expenditure and production method.
(4)	Through the third quarter of 2002, at seasonally adjusted and annualized rates.

Source: South African Reserve Bank.

The improvement in real economic growth during 2000-2001 was accompanied by relatively slower growth in real gross domestic expenditure. Total real gross domestic expenditure increased by 2.4% in 2001, compared with 3% in 2000. This deceleration was caused mainly by global economic weakness, which prompted firms to slow down their inventory accumulation. Real gross domestic expenditure growth was boosted to 6.9% in the first quarter of 2002 before declining at a seasonally adjusted annualized rate of 0.1% in the second quarter, due once again to a slowdown in inventory accumulation.

The growth in real final consumption expenditure by households, which accounted for approximately 62% of aggregate GDP in 2001, accelerated significantly from an increase of 1.4% in 1999 to 3.5% in 2000 and has continued to grow at about 3% in 2001 and the first half of 2002. The relative slowdown in real consumer spending was particularly noticeable in outlays on services and durable goods. Expenditure on semi-durable and non-durable goods continued to grow at a steady pace into 2002.

Real final consumption expenditure by general government, which had declined by 2.1% in 1998, displayed almost no growth in 1999 and increased by 3.1% in 2000. Final consumption expenditure by general government remained firm in 2001, increasing by 3.3% during this period. As a percentage of GDP, government consumption expenditure has remained at approximately 19% since 2001. Government consumption expenditure on goods and services such as health care has increased in line with the policy objective of prioritizing social service delivery.

Real gross fixed capital formation increased by 3.6% in 2001 and at an average annualized rate of 5.4% in the first half of 2002. The increase in 2001 can be attributed to increased investment spending by the private sector, while the increase in 2002 can be attributed to increased spending by general government and public corporations. However, real fixed capital formation by public corporations declined in 2001.

After a decline of 1.8% in 1998 and of 3.3% in 1999, real fixed capital outlays by private business enterprises increased by 6.4% in 2000 and by 5.3% in 2001, continuing at an average seasonally adjusted annualized rate of 9% in the first half of 2002. All the main sectors of economic activity contributed to the expansion of private fixed capital formation in 2001. In 2001, public corporations continued to reduce their capital spending by 3.6%. Real fixed capital formation by the general government showed no growth in 2001, after a decline of 3.8% in 1999 and of 6.2% in 2000, but increased at an average seasonally adjusted annualized rate of 3.5% in the first half of 2002, due principally to increased capital outlays on infrastructure development by provincial and local governments.

Following a decline in 1998, inventories were accumulated during 1999 and 2000 as businesses were encouraged to replenish inventories in anticipation of a strengthening of aggregate demand and the declining cost of holding inventories. In 2001, real inventory investment increased further but at a slower pace, primarily in the form of industrial and commercial inventories. However, the strengthening of demand was below expectations, which led to an unplanned increase in inventories. Together with these developments, the level of industrial and commercial inventories compared to non-agricultural gross domestic product increased to 15.1% for 2000 as a whole and remained at approximately same level in 2001. The level of inventories relative to non-agricultural GDP was 15.5% in the first half of 2002, reflecting an apparent perception that inventory levels hitherto had been too low to accommodate changes in aggregate demand during anticipated economic recovery.

The year-on-year growth in total nominal factor income increased from 7.8% in 1999 to 10.8% in 2000, before slowing to approximately 10.5% in 2001 and 10% during the first half of 2002. The impetus in growth in factor income was due primarily to higher growth in operating surpluses, which was faster than the growth in salaries and wages. Growth in compensation of employees generally exceeded the rate of consumer price inflation and therefore strengthened the real purchasing power of household incomes. The year-on-year rate of increase in the total compensation of employees grew from 6.8% in 1999 to 7% in 2000, and accelerated again to 8% in 2001 and in the first half of 2002. The growth in aggregate nominal operating surpluses was 15.5% in 2000, before slowing to 13.5% in 2001 and to 12.6% during the first half of 2002.

South Africa’s saving ratio (gross saving as a percentage of GDP) improved from a historical low of 14.8% in 1998 to 15.2% in 2000 but weakened to 14.9% in 2001 as a result of a decline in the savings levels of the private sector. Gross household saving as a percentage of GDP remained at a level of approximately 3% during 2000-2002. Household saving remained weak despite an improvement in the disposable income of households and a decline in their debt-servicing costs during 1999 and 2000. Gross saving by the corporate sector decreased as a percentage of GDP from 12.3% in 1999 to 10.2% in 2001, improving to an average of 11.4% during the first half of 2002. The weakening of the corporate saving ratio during 2001 can be ascribed to slower growth in operating surpluses and a sharp increase in dividend payments. Gross saving by the general government, which had been negative since 1991, turned positive during 1999. General government dissaving as a percentage of GDP declined steadily from 0.7% in 1998 to positive saving in 2001 at a ratio of 1.9%. The improvement in gross saving by general government was primarily the net result of higher tax revenues and a slower growth of interest payments on public debt.

Principal Sectors of the Economy

The following two tables set forth real gross value added (GVA) and aggregate real GDP and the annual percentage increase in GVA, in the case of GVA by industry, for the periods indicated.

Real Gross Value Added by Industry(1)

	1997	% of Total	1998	% of Total	1999	% of Total	2000	% of Total	2001	% of Total	2002(2)	% of Total
	(in millions of 1995 rand and as a percentage of total GVA)
Manufacturing	110,562	20.7	108,418	20.1	108,085	19.6	113,596	19.9	117,700	20.0	121,903	20.2
Finance, insurance, real estate and business services	91,866	17.2	96,737	17.9	104,191	18.9	109,220	19.1	114,152	19.4	118,028	19.5
Wholesale and retail trade, catering and accommodation	74,748	14.0	73,905	13.7	74,161	13.4	77,492	13.6	80,062	13.6	81,811	13.5
General government(3)	83,043	15.5	82,728	15.3	82,160	14.9	81,458	14.3	81,084	13.8	81,669	13.5
Transport, storage and communication	50,879	9.5	54,273	10.1	58,141	10.5	62,211	10.9	66,533	11.3	70,067	11.6
Mining and quarrying	35,120	6.6	34,840	6.5	34,472	6.2	33,690	5.9	33,176	5.6	32,958	5.5
Agriculture, forestry and fishing	24,153	4.5	22,519	4.2	23,658	4.3	25,453	4.5	25,031	4.3	25,920	4.3
Electricity, gas and water	20,034	3.7	20,358	3.8	20,728	3.8	20,873	3.7	21,149	3.6	21,411	3.5
Construction	16,646	3.1	17,084	3.2	16,670	3.0	17,115	3.0	18,054	3.1	18,355	3.0
Other producers	28,269	5.3	28,734	5.3	29,358	5.3	30,326	5.3	31,160	5.3	31,658	5.2
GVA at basic prices	535,320	100	539,596	100	551,624	100	571,434	100	588,101	100	603,780	100
Taxes less subsidies	51,517		51,671		51,666		52,945		53,937		55,154
GDP at market prices	586,837		591,267		603,290		624,379		642,038		658,934

Note: Columns may not add due to rounding.
(1)	At basic prices.
(2)	Through third quarter of 2002.
(3)	Included in the community, social and personal services sector.
Source: South African Reserve Bank.

Real Gross Value Added Growth by Sector

	1997	1998	1999	2000	2001	2002(1)
	(annual % change)
Manufacturing	2.7	(1.9)	(0.3)	5.1	2.9	2.4
Finance, insurance, real estate and business services	4.7	5.3	7.7	5.9	3.8	3.5
General government	0.8	(0.3)	(0.4)	(0.9)	(0.8)	(0.4)
Wholesale and retail trade, catering and accommodation	0.4	(1.1)	0.3	4.3	3.4	2.8
Transport, storage and communication	7.6	6.7	7.1	4.9	3.9	4.6
Mining and quarrying	1.7	(0.8)	(1.1)	(1.9)	0.1	(0.5)
Agriculture, forestry and fishing	0.8	(6.8)	5.1	7.3	(3.1)	2.2
Electricity, gas and water	3.9	1.6	1.8	(2.3)	(0.7)	0.5
Construction	3.4	2.6	(2.4)	2.7	4.0	2.8
Other producers	0.0	1.6	2.2	2.7	3.1	2.2

GVA at basic prices	2.6	0.8	2.3	3.4	2.2	2.7

(1)	Through second quarter of 2002.

Source:	Statistics South Africa.

    Manufacturing

Manufacturing is South Africa’s single largest income-generating sector. South Africa manufactures a wide range of consumer goods, notably foodstuffs, textiles and clothing, footwear and metal, chemical and paper products. The volume of production of capital goods in sectors such as mining machinery and transport and electrical equipment has increased substantially in recent years. These sectors, together with the automobile industry, electronics, mining and the beneficiation (the treatment or refining) of minerals, are expected to constitute the major fields of private investment for the future.

South Africa’s future economic development depends largely on industrial growth, which will be required to become more export-oriented in order to enlarge the import capacity of the country as its economic growth accelerates. In the second half of the 1990s, manufacturing sector investment grew by a real annual average of 4.2%, and was the fastest growing sector in the South African economy after transport, storage and communication. In 2001 manufacturing investment grew by 3% and accounted for approximately 16.9% of GDP (R163.88 billion). As of June 2002, it was estimated that the manufacturing industry employed approximately 1.26 million workers. The seasonally adjusted value added by the manufacturing sector expanded at an annualized rate of 5.6% in the fourth quarter of 2001, and thereafter showed growth rates of 2.8% in the first quarter of 2002 and 4.1% in the second quarter of 2002.

It is the policy of the National Government to foster industrial development within South Africa and to encourage the growth of small- and medium-sized enterprises. The National Government’s encouragement of the expansion of the manufacturing sector of the economy is expected to focus on mid-stream and downstream processing activities in respect of the country’s natural resources. In addition, it is the policy of the National Government to encourage exports, especially of manufactured products, and to improve the country’s international competitiveness by removing anti-export biases from the South African economy. The National Government has eliminated its General Export Incentive Scheme, which subsidized exports based upon the exported product’s value, the degree to which it was processed and its South African content. It is expected that WTO-consistent forms of export assistance, such as export financing assistance and export marketing assistance, will be implemented, especially on behalf of small-, medium- and micro-sized enterprises. See “The External Sector of the Economy — Foreign Trade — South Africa’s Commitment to the WTO”.

The following table sets forth the composition of manufacturing output during the periods indicated, as well as the percentage of total output in 2001.

Composition of Manufacturing Output
(at basic prices)

	1997	1998	1999	2000	2001	% of 2001 Total
	(in millions of 1995 rand)
Manufacturing	110,562	108,419	108,085	113,588	117,700	100.0
Metals, metal products, machinery and equipment	25,767	24,567	23,386	26,200	27,503	23.4
Petroleum products, chemicals, rubber and plastic	20,248	21,345	22,169	22,083	22,882	19.4
Food, beverages and tobacco	18,127	17,858	17,253	16,893	18,212	15.5
Furniture; other manufacturing(1)	11,138	10,945	11,181	11,569	11,800	10.0
Wood and paper; publishing and printing	11,071	10,693	10,888	11,273	11,253	9.6
Transport equipment	8,255	7,933	8,458	10,632	11,169	9.5
Textiles, clothing and leather goods	6,838	6,284	6,381	6,056	5,922	5.0
Other non-metal mineral products	4,219	3,931	3,619	3,789	4,232	3.6
Electrical machinery and apparatus	3,460	3,335	3,244	3,522	3,472	2.9
Other manufacturing industries	1,439	1,529	1,506	1,571	1,255	1.1
GDP at market prices	586,838	591,309	603,842	624,128	642,038

Note: Columns may not add due to rounding.
(1)	Includes estimates of the informal sector.

Source: Statistics South Africa.

Metals, Metal Products, Machinery and Equipment.    The metallic products sector comprises a number of subsectors involving the working of metal, including structural metal products, engines and turbines, agricultural machinery, electrical industrial machinery and communication equipment. The manufacturing of machinery and transport equipment contributes significantly less to South Africa’s manufacturing output than the global average for such contributions. The shortfall is made up by imports. Special efforts have been made previously to increase the local content of motor vehicles assembled in South Africa and to encourage the export of locally manufactured motor vehicles and automotive components. As part of these efforts, the industry’s regulatory framework was reformulated several years ago to improve its international competitiveness. Diesel engines, axles and gearboxes are produced locally for the commercial vehicle market. A number of plants using platinum metals in the manufacture of automotive catalytic converters for world markets were established several years ago.

This sector contributed 23.4% to the GDP of the manufacturing sector in 2001, and was the third largest contributor to value added of total manufacturing. This sector also accounted for approximately 17.7% of the manufacturing industry’s total employment in 2001. The division is labor-intensive, generally employing people of all skill levels.

Petroleum Products, Chemicals, Rubber and Plastic.    The chemical industry (including petroleum derivatives, coke, and rubber and plastic products) is the industrial sector with the largest capital stock, amounting to approximately a third of the total fixed capital investment in the manufacturing sector. Sasol Ltd., the state-owned chemical and fuel manufacturing enterprise, has focused partly on the production of oil through the use of low-grade coal resources, providing liquid fuel and raw material for a range of by-products, including fertilizers, waxes, explosives, paints and plastics.

In 2001, this sector contributed approximately 19.4% of GDP of the manufacturing sector, and 14.2% of total manufacturing sector employment.

The development of a phosphate industry, using low-grade deposits, has made South Africa self-sufficient in this material in recent years. The country is also a substantial exporter of phosphoric acid, phosphate rock and phosphate fertilizer.

Food, Beverages and Tobacco.    The food sector includes processed foods, dairy products, oils, sugars and animal feeds. The beverages sector includes distilleries, wineries and the carbonated drinks industry. In 2001, the food sector contributed 15.5% to the GDP of the manufacturing sector and accounted for approximately 14.5% of the sector’s total employment.

Furniture; Other Manufacturing.    This sector includes the manufacture of furniture and fixtures made of metal, plastic or other materials and of minor goods. In 2001, this sector contributed approximately 10% of manufacturing sector GDP and, at last report, represented 5.5% of manufacturing sector employment.

Wood and Paper; Publishing and Printing.    In 2001, approximately 9.6% of GDP generated by the manufacturing sector and 14.1% of manufacturing employment, was generated in this sector. The major subsector of this industry is the manufacturing of pulp, paper and paperboard, which experienced strong growth during the 1980s and 1990s due principally to export growth and import replacement policies. See “The External Sector of the Economy — Foreign Trade — South Africa’s Commitment to the WTO”.

Transport Equipment.    This sector includes the manufacture of, among other things, motor vehicles, ships and boats, railway locomotives and rolling stock and transport equipment parts and accessories. In 2001, 2.9% of manufacturing sector GDP was generated in the transport equipment sector, which also accounted for 6.2% of manufacturing sector employment at last report.

Textiles, Clothing and Leather Goods.    This sector comprises the manufacturing of clothing by cutting and sewing fabrics, leather, fur, plastic, rubber and other materials. Because it is a labor-intensive industry requiring relatively low capital investment, this industry is particularly suited to South African economic circumstances and is seen as an important vehicle for creating employment. Textile production using wool, cotton and synthetic fibers, and the closely associated garment industry, have grown substantially over the years. In 2001, the textiles, clothing and leather goods sector contributed 5% to the GDP generated by the manufacturing sector and employed approximately 16.6% of the manufacturing sector’s labor force.

Other Non-Metal Mineral Products.    This sector comprises the manufacture of pottery, china and earthenware, glass and glassware products and other products, such as clay products, cement, concrete, gypsum and plaster products. In 2001, approximately 3.6% of manufacturing GDP and 3.3% of manufacturing employment were generated in this sector. Each of the different subsectors is highly concentrated, with a few large producers dominating each market segment. Demand is largely dependent on demand in the construction industry.

Electrical Machinery and Apparatus.    This sector includes the manufacture of electric motors and generators, electricity distribution and control systems, insulated wire and cable, lights and lighting equipment. The sector contributed 9.5% of manufacturing sector GDP in 2001 and 6.8% of manufacturing sector employment at last report.

Other Manufacturing Industries.    This sector includes the manufacture of jewelry, musical instruments, sports equipment, watches and clocks and other goods not classifiable elsewhere. Jewelry manufacture is the largest subsector. The sector as a whole accounted for approximately 1.1% of the manufacturing sector’s GDP in 2001.

Finance, Insurance, Real Estate and Business Services

The financial and business services sector includes all monetary, financial and insurance institutions and retirement funds, as well as real estate, law, accounting, audit, data-processing and other business services. Also included in this sector are renting and leasing of agricultural, mining, manufacturing, construction, office and other machinery and equipment. The importance of this sector in the South African economy is reflected in that it contributed 17.7% to real GVA and 22.7% to fixed capital formation in 2000, and 19.6% to real GVA and 22.9% to fixed capital formation in 2001.

The finance, insurance, real estate and business services sector employed approximately 962,000 workers, or 12.4% of those employed in the formal economy, as of February 2002. Approximately 80% of workers are in the semi- and highly-skilled group because of the sophisticated services rendered by this sector. The main component is the semi-skilled occupation group, consisting mainly of clerical and sales staff. This sector is characterized by a highly concentrated structure, with four banks, Amalgamated Banks of South Africa Ltd., Standard Bank of South Africa Ltd., First National Bank of South Africa Ltd. and Nedcor Bank Ltd., and three insurance companies, Sanlam Ltd., Old Mutual Ltd. and Liberty Life Ltd., dominating the financial services and insurance industry. Firms operating in the real estate subsector vary considerably in size. The listing of Sanlam Ltd. on the Johannesburg Stock Exchange in 1998, which occurred as part of the largest public offering in South African history, transformed Sanlam from a mutual company into a stock company and approximately tripled the shareholder base of South Africa. Old Mutual demutualized and listed in 1999. See “Monetary and Financial System — Capital Markets”.

The finance, real estate and business services sector recorded increases in seasonally adjusted real value added of 3.4% in the first quarter of 2002, and 3.6% in the second quarter of 2002.

For further information regarding this sector, see “Monetary and Financial System — Structure of the Banking Industry” and “ — Capital Markets”.

Community, Social and Personal Services

The community services sector includes community, social and personal services, general government services and other service providers. This combined sector contributed 2.4% to GDP in 2001. The nature of the services provided in this sector (for example, medical and educational) requires highly trained personnel. Generally, labor productivity has been at a low level, especially in fields such as public administration and defense, but it has been increasing as the South African Government has improved the utilization of its resources in recent years. The real value added by the community, social and personal service sector increased by 2.2% in both the first and second quarters of 2002.

Wholesale and Retail Trade, Catering and Accommodation

This sector comprises wholesale and retail trade and allied services, catering and accommodation services and motor trade and repair services. Activities include the resale of new and used goods and the rendering of repair services. The wholesale and retail trade subsectors comprised approximately 82% of this sector in 2001.

Wholesale and Retail Trade.    This sector contributed 10.3% of GDP in 2001 and 18.2% of formal employment as of February 2002, employing approximately 1.4 million workers. The trade sector is a significant earner of foreign exchange.

The wholesale and retail trade subsectors are highly concentrated, with a few large market participants dominating. The traditional role of wholesalers has been undermined by the emergence of large chain stores and retailers with significant financial power and purchasing strength. Competition is vigorous among the major chain stores operating these outlets and this has led to rationalization and reduced costs throughout the distribution chain. In addition, local retailers in the lower to middle market, particularly in the food sector, have experienced increased competition from foreign retail groups.

Catering and Accommodation Services.    The catering and accommodation subsector of the South African economy grew significantly during 1995-2002, reflecting the increase in tourism to South Africa over the period. The total number of foreign travelers who visited South Africa from the rest of Africa overseas amounted to 3.5 million visitors in the first seven months of 2002, 7.2% more than in the first seven months of 2001. Tourists from the rest of Africa amounted to 2.4 million of the 3.5 million total in the first seven months of 2002. Revenue generated by tourism has amounted to approximately R24 billion annually in recent years. An international marketing campaign was launched in November 1999, following a partnership forged between the private and public sectors to pool resources to invigorate South Africa’s tourism promotion in the new millennium. The second phase of the National Government’s marketing campaign was launched in November 2000, with approximately R400 million spent through mid-2002 on promoting tourism in South Africa. Because of its labor-intensive nature, tourism employs a relatively high number of people and is therefore an area in which sustained employment and growth are anticipated.

Transport, Storage and Communication

Transport.    South Africa’s modern and extensive transport system plays an important role in the national economy and in the economies of neighboring countries. Transnet Ltd., a public company in which the National Government is the sole shareholder, controls all South African railways and harbors. Transnet consists of six business divisions and subsidiaries: a railway and logistics division (Spoornet); a freight dynamics division (Freight Road Transport); port authority and operations services (Portnet); South African Airways (SAA); pipelines for the conveyance of petroleum products (Petronet); and a commuter rail service (Metrorail). Transnet’s multi-modal transportation operations, its total number of employees (approximately 86,100 in 2001), its non-fixed assets (approximately R41.8 billion in 2001) and its revenue (approximately R31.7 billion in 2001) make the company one of the country’s largest business undertakings. A number of countries in southern Africa use the South African transport infrastructure to ship their imports and exports. Transport in South Africa is coordinated by the Department of Transport, which determines policy and sets guidelines for the industry. Intercity passenger transport by air, road and rail is primarily provided by private companies and Transnet.

The South African National Roads Agency is responsible for planning, designing and constructing national roads. The national road system connects all the major centers in the country to each other and to neighboring countries. The national and provincial road network consisted of 2,000 kilometers (1,200 miles) of freeways, 61,000 kilometers (38,000 miles) of surfaced roads and 301,000 kilometers (187,000 miles) of unsurfaced roads in 1999, the latest date for which statistics are available.

The road transport industry dominates the freight transport market mainly due to its flexibility. Approximately 80% of all freight transport, 75% of all commuter transport and 95% of all other passenger travel in South Africa takes place by road. The pipeline network is responsible for the transport of more than 85% of refined fuel and gas products. Commuter transport is provided by the South African Rail Commuter Corporation, Metrorail, and the taxi industry.

The national and local railway network consists of approximately 32,000 kilometers (19,800 miles) of track and is divided into 10 geographical areas under the control of Spoornet. In recent years, it has become increasingly economical to use electric energy for traction, and most rail traffic is hauled by electric locomotives.

SAA provides an extensive network of air services to all major centers in South Africa, as well as between Johannesburg and most neighboring countries. SAA also provides regular services between South Africa and Australia, Europe, the Far East, the Middle East, South America and the United States. Deregulation implemented since 1990 has resulted in the emergence of competition both domestically and on international routes. There has been an increase in the number of airline operators within South Africa and a substantial increase in the number of foreign air carriers providing services pursuant to bilateral agreements. The National Government sold 20% of SAA to Swissair in 1999 for R1.4 billion but in 2002 concluded an agreement to repurchase this stake for R382.2 million from Swissair, which declared bankruptcy in October 2001. See “Public Finance — Public Expenses”.

The airport infrastructure in South Africa consists primarily of nine airports owned and operated on a commercial basis by the Airports Company Ltd. Previously the sole shareholder of this company, the South African Government sold a 20% equity stake in the Airports Company to Aeroporti di Roma for R819 million in 1998. Three of the airports in South Africa are international: Johannesburg, Durban and Cape Town. A Regulating Committee has been established to, among other things, monitor service levels, ensure that the monopolistic position of the Airports Company is not misused and protect users against excessive price levels.

During the fiscal year ended March 2002, approximately 12,800 vessels with an aggregate tonnage in excess of 642 million tons called at South African ports, and cargo totalling 162 million tons (petroleum products excluded) was handled in South African ports. Portnet, a division of Transnet, offers most port services, including pilotage, tugs, berthing and shore labor. Portnet also operates dry bulk terminals at Richards Bay and Saldanha and breakbulk terminals at Cape Town, Durban, East London and Port Elizabeth.

The privately owned South African Marine Corporation and Unicorn are the country’s largest shipping lines. Their fleets of container, general cargo and bulk cargo vessels provide regular services between South African ports and the major ports of the world.

Communication. The communication subsector consists of postal services and telecommunications services. The South African Post Office Ltd. is responsible for postal services, and Telkom SA Ltd. provides telecommunication services. Each company has its own management structure and board of directors and each compiles its own budget.

South African Post Office is wholly owned by the National Government. In an effort to improve historic inefficiencies and service problems, the Post Office selected the New Zealand Post International Ltd., with British Post as a subcontractor, as a strategic management partner to assist in enhancing the operational and financial performance of the Post Office for a three-year period, which ended in October 2002.

The Post Office handles more than seven million postal items every working day and more than 2.4 billion items every year. There are approximately 1,600 post offices and 430 postal agencies in South Africa providing a full range of domestic and international postal services.

Telkom, the partially privatized telecommunications company, is one of the largest organizations in Africa. As of March 31, 2002, Telkom recorded approximately 4.92 million fixed-line customers, 43,800 employees, assets in excess of R55 billion and annual revenues of R34 billion. Approximately 99.8% of Telkom’s fixed-line network is digitized and the company has an extensive transmission network covering approximately 1.4 million square kilometers. The number of fixed telephone lines in service increased by 2.8 million over the five-year period ended March 2002. The number of telephones per 100 persons is currently estimated at 36, compared with 12 in 1997. Investment in network maintenance and expansion amounted to approximately R9 billion in 2001-2002.

Pursuant to the Telecommunications Amendment Act of 2001, two operators (a Second National Operator and a Third National Operator) were licensed at the end of Telkom’s exclusivity period in May 2002. Esi-tel, a subsidiary of Eskom, is part of the Second National Operator, and Transtel, a subsidiary of Transnet, is part of the Third National Operator. The two licensees are permitted to use Telkom’s facilities until May 2004.

Telkom provides international direct dial telephone service to approximately 230 international destinations. Direct circuit relationships have been established with approximately 70 administrations worldwide. Automatic services to all international destinations are available to subscribers. Telkom currently connects via satellite, undersea cable and terrestrial circuits to other countries. A satellite earth station for operation in the Intelsat global system has been established at Hartebeeshoek, near Pretoria.

The National Government sold a 30% share of Telkom to SBC Communications and Malaysia Telecom in 1997 for approximately R6 billion. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to black economic empowerment groups, the National Empowerment Fund and Telkom employees. In 2001-2002, Telkom spent approximately R5 billion on black empowerment efforts. An initial public offering of Telkom shares is also in the planning stages. Although the preparatory work is well advanced, the market conditions are not considered attractive at present, and therefore the initial public offering has been deferred to 2003. See “Public Finance — Public Enterprises”.

South Africa has a cellular phone network that is currently shared by three licensees: Vodacom (Pty) Ltd., Mobile Telephone Network Ltd. and Cell-C (Pty) Ltd. Telkom is a 50% shareholder of Vodacom. Cellular telephony is among the fastest growing subsectors of the South African economy, with some estimates suggesting a 32% increase in the number of cellular subscribers during 2001-2002, to approximately 6.6 million. The Telecommunications Amendment Act 1997 allowed for various telecommunication facilities, including interconnection and roaming, and required two telecommunications providers to share and make available facilities and utilities for one another. Cellular licenses were initially awarded to Vodacom and Mobile Telephone Network. A third cellular license was awarded to Cell-C, which is owned by Saudi Oger and Verizon Communications, in 2001. Following the settlement of litigation concerning the award process, Cell-C commenced operation in November 2001.

Mining and Quarrying

South Africa is rich in a wide variety of natural resources. The country is the world’s leading producer of gold, platinum-group metals (PGMs), alumino-silicates, chrome ore, ferrochromium, manganese, vermiculite and vanadium; the world’s second leading producer of titanium and zirconium minerals; and the world’s fifth leading producer of diamonds.

South Africa’s mineral wealth is found in diverse geological formations, some of which are unique and very extensive by world standards. In terms of mining production, the most important of these formations is found in the Witwatersrand Basin, which yields approximately 98% of South Africa’s gold output. Another is the Bushveld Complex, covering an area of approximately 50,000 square kilometers (19,000 square miles) of Gauteng, Mpumalanga and North West provinces. A large percentage of the world’s reserves of a number of important minerals, including PGMs, chromium, vanadium, nickel, fluorspar and andalusite, is found in and around this complex.

Total South African mineral sales amounted to R88.5 billion in 2000 and mineral export sales that year accounted for approximately 35% of total export revenues, with the vast majority of all mineral production exported to Western Europe. Mining output has, however, declined steadily since 1998, which has led to decreased mineral sales. During 1998-2001 mining has contributed approximately 6% to total GVA at real basic prices.

Mining in South Africa always has been largely undertaken by the private sector. No distinction is made between South African nationals and foreigners in the acquisition of prospecting and mining rights. Mining legislation is designed to ensure that minerals are mined optimally and safely and that the surface of the affected land is rehabilitated adequately. Furthermore, with the enactment in October 2002 of the Minerals and Petroleum Resources Development Act, the South African Government has

asserted its custodianship of the country’s mineral reserves, which is common in many countries with significant natural resource deposits. The Act, which is expected to become effective in early 2003, provides for the conversion of privately held rights used in existing mining operations into mining and prospecting rights held by the state.

The Act is the product of consultations with industry and community representatives and sets forth clear criteria for the exercise of administrative discretion in the sector. It is expected that the Act will generate further investment and job creation in the mining sector, while also protecting existing investor interests.

A significant component of the Act is the subsequently issued Socio-Economic Empowerment Charter, which proposes that historically disadvantaged South Africans own 26% of all mining industry assets within 10 years. The Charter does not require any ownership diversification targets to be met over the next five years but requires only a review after five years of steps taken toward meeting the 10-year target.

The Charter represents a consensus between the National Government and industry on the need to diversify ownership and participation in the mining sector without compromising investor confidence and wealth creation. A draft discussion version of the Charter, stating a higher ownership transfer target, had been disclosed previously to the media without official review, and did not represent the South African Government’s position on this issue.

The Charter incorporates a number of strategies intended to diversify participation in the mining sector. These include equity participation, managerial engagement and skills development and training. Companies will be able to utilize varying combinations of these programs in support of the overall long-term goal of industry diversification. The Charter does not provide for compulsory equity ownership transfer or other expropriations. The Charter commits the South African mining industry to assist companies controlled by historically disadvantaged South Africans to secure R100 billion in financing over the next five years to fund their participation in the industry.

The most important mining houses in South Africa include the Anglo American Corporation of South Africa Ltd., Anglovaal Mining Ltd. (Avmin), BHP Billiton SA, Gold Fields Ltd. and Impala Platinum Holdings Ltd. These corporations, together with their affiliates, are responsible for the majority of the gold, diamond, uranium, zinc, lead, platinum, coal and silver production in South Africa.

Two other entities active in the mining sector are Iscor Ltd., South Africa’s largest iron and steel producer, which sources its raw materials from its own mines, and Sasol Ltd., which operates the largest underground coal mines in the world to provide the raw materials for its synthetic fuel plants. See “Principal Sectors of the Economy — Manufacturing — Petroleum Products, Chemicals, Rubber and Plastic”.

As of June 2002, 707 mines and quarries operated in the country, employing approximately 410,000 workers. The gold mining industry employed approximately 199,000 workers as of this date.

The National Government estimates that South Africa has 68% of the world’s proven chrome ore reserves, 56% of the world’s PGM reserves and the largest known reserves of vanadium, among other minerals. South Africa’s reserves of platinum, chromite and vanadium ore constitute an important global mineral source. Platinum has become a major export for South Africa (estimated at approximately 43% of the world’s supply) and production of platinum group minerals has increased from approximately 142.9 tons in 1990 to 206.8 tons in 2001. The deposits of manganese ore in the Northern Cape are the largest proven reserve base in the world, totalling approximately 4 billion tons. South Africa also has substantial reserves of other industrially important metals and minerals, including andalusite, antimony, asbestos, coal, diamonds, fluorspar, iron ore, lead, nickel, phosphates, titanium, uranium, vermiculite, zinc and zirconium.

In addition, South Africa has become one of the world’s leading exporters of bituminous (steam) coal. Coal is the primary fuel produced and consumed in South Africa and is one of the country’s largest sources of foreign exchange. The country’s coal reserves are mainly bituminous (steam) coal with relatively high ash content (between 6% and 25%) and low sulfur content (approximately 1%). Three fields (Waterberg, Witbank and Highveld) hold 70% of the country’s total recoverable reserves. In addition, several areas, including portions of the Waterberg field, have been identified as having potential for future coalbed methane development. Local sales meet both domestic and industrial power requirements and serve as feedstock for the oil-from-coal industry.

The following table sets forth the South African share of world mineral production and reserve base as of the most recent date available.

South African Share of World Mineral Production
and Reserve Base in Percentage Share and Ranking

	Production (2000)		Reserve Base (2000)
Commodity	%	World Rank	%	World Rank
Gold(1)	15.2	1	51.9	1
Platinum-group metals(1)	46.2	1	55.7	1
Silver(1)	0.8	18	2.4	11
Diamonds(2)	9.7	5	12.5	4
Alumino-silicates(3)	35.9	1	37.4	1
Antimony(1)	3.1	4	7.8	4
Asbestos	1.0	7	4.1	5
Chrome ore/chromium(3)	44.8	1	76.1	1
Coal(4)	6.2	6	10.9	5
Copper(1)	1.1	12	2.0	13
Ferrochromium(10)	47.5	1	na	na
Ferromanganese(10)	11.4	3	na	na
Ferrosilicon(10)	2.9	6	na	na
Fluorspar(5)	4.8	3	9.5	3
Iron ore/iron(1)	3.6	8	0.9	9
Lead(1)	2.7	9	2.3	5
Manganese ore(1)	19.5	1	80.0	1
Nickel(1)	3.1	9	8.1	6
Phosphate rock(6)	2.0	9	7.0	3
Silicon metal(10)	4.9	7	na	na
Titanium metals(7)	22.8	2	19.8	2
Uranium(1)	2.0	9	9.1	4
Vanadium(1)(8)(9)	57.2	1	44.4	1
Vermiculite	44.7	1	40.0	2
Zinc(1)	0.8	18	3.5	5
Zirconium minerals	28.1	2	22.1	2

Note: na = not available.
  (1) Contained metal.
  (2) Gem and industrial.
  (3) Ore, in situ.
  (4) Bituminous and anthracite. Reserve base figures include bituminous and anthracite-proven recoverable reserves.
  (5) Contained CaF2.
  (6) Contained concentrate (38% P2O5).
  (7) Contained V2O5.
  (8) Reserves to depth of 50 meters.
  (9) Refers to the ZrO2 content.
(10) Reserve base figures are not available for these commodities as they are alloys produced only in smelters.

Source: South African Department of Minerals and Energy.

South Africa is the world’s largest producer of gold, producing approximately 394.8 tons in 2001, approximately 15.2% of the world’s annual production. In 2001, there were 35 gold mines in South Africa producing gold, and 16 other mines producing gold as a by-product. The average recovered grade of gold ore mined in South Africa in 2001 was 4.1 grams of gold per ton of ore. In general, the grade of ore mined in South Africa is higher than, or on a par with, the grade of ore mined in the other major gold-producing countries. The bulk of the country’s refined gold production (other than that used domestically for coins and jewelry) is sold by the Reserve Bank at the price prevailing on the London bullion spot and long-term markets.

Although the importance of gold has declined over the last few decades, it remains a significant source of South Africa’s foreign exchange earnings and accounted for approximately 26.9% of South Africa’s mineral export revenue in 2001-2002.

The sharp fall in the world gold price, from $388 per ounce in 1996 to a low of $256 in mid-1999, had a serious impact on the country’s export earnings and employment during that period. The depreciation of the rand and the resulting increase in the rand gold price from R1,561 per ounce in mid-1999 to R3,258 in October 2002 have somewhat offset this negative impact. During the third quarter of 2002, the world gold price averaged $314 per ounce, pushing the rand value of gold exports substantially higher.

The following table sets forth South Africa’s gold production and Reserve Bank holdings for the periods indicated.

Gold Production

	Production		Reserve Bank Holdings(1)
Year	Tons	Value	Tons		Value
		(millions of rand)			(millions of rand)
1997	490.6	24,905	124.1		5,103
1998	465.1	24,295	124.4		6,059
1999	451.3	24,990	122.4		6,276
2000	430.3	26,735	126.1	(2)	10,982
2001	394.8	29,012	123.9		17,302
2002	na	na	124.1		15,942	(3)

Note: na = not available.
(1)	Gold holdings at year end.
(2)	Excluding syndicate gold facility.
(3)	As of October 2002.

Source: South African Reserve Bank and South African Department of Minerals and Energy.

South Africa is presently the world’s fifth largest producer of natural diamonds, measured in carats, after Australia, the Democratic Republic of Congo, Botswana and Russia. A high percentage of the country’s production is of gem and near-gem quality. De Beers is the primary producer of rough diamonds in South Africa.

The following table sets forth South Africa’s diamond production for the periods indicated.

Diamond Production
(by origin)

Year	Kimberlite	Alluvial	Marine	Total
	(carats)
1997	8,941,689	1,039,650	60,091	10,041,380
1998	9,685,456	929,377	89,796	10,704,629
1999	9,035,452	922,798	65,085	10,025,335
2000	9,714,325	1,006,834	84,144	10,805,303
2001	10,098,950	1,013,114	50,565	11,162,629

Source: South African Department of Minerals and Energy.

Agriculture, Forestry and Fishing

Agriculture.    Approximately 13% of South Africa’s land surface is suitable for cultivation, of which approximately 12.9 million hectares (31.9 million acres) are under agricultural cultivation. By world standards, South Africa’s arable resources are poor. Rainfall is unreliable and the country as a whole is subject to severe periodic droughts, the most recent of which occurred in 1999. Thus, irrigation farming is of great importance. Production under irrigation takes place on approximately 1.2 million hectares (2.9 million acres), and approximately 9.9 million hectares (24.5 million acres) are used for dryland crop production. Planted pastures extend over an area of approximately 2 million hectares (4.9 million acres). The country can be subdivided into a number of farming regions according to climate, natural vegetation, type of soil and type of farming practiced. Agricultural activities in these regions range from intensive crop production and mixed farming in winter rainfall and high summer rainfall areas to cattle ranching in the bushveld and sheep farming in the more arid regions.

In the commercial agriculture sector, the adoption and application of modern technology and improved farm management have more than doubled agricultural production since 1960. South Africa is self-sufficient in virtually all major agricultural products and has always been a net exporter of agricultural products. However, largely due to erratic weather conditions, the growth in agricultural production over the last decade has tended to be lower than the population growth over the same period.

In monetary terms, agriculture’s share in the economy has long been outstripped by those of mining and quarrying, manufacturing and the services sector. While agriculture contributed 14% to GDP until 1960, agriculture’s share in the GDP had dropped to approximately 3.9% by 2001. Although the number of commercial farming units has decreased from 100,000 to approximately 62,000 during the past 20 years, agricultural exports resulted in foreign exchange earnings of approximately R10,000 million in 2001 and accounted for approximately 4% of the total South African exports in 2001. Agricultural sector exports include sugar, fruit, nuts and wine.

As of February 2002, it was estimated that the commercial agricultural industry employed approximately 734,000 people. Two and a half to three million people have access to rural land and many derive some income from subsistence farming.

The following table sets forth the contribution of agriculture to real GDP for the periods presented.

Contribution of Agriculture to GDP

	Real GDP(1)	Agriculture’s contribution (including forestry and fishing)
Year		Total	Percentage
	(millions of rand)	(millions of rand)	(%)
1997	586,838	24,153	4.1
1998	591,309	22,519	3.8
1999	603,842	23,659	3.9
2000	624,128	25,390	4.1
2001	638,010	24,590	3.9
2002(2)	321,081	14,214	4.4

(1)	Gross domestic product at basic prices.
(2)	Through second quarter of 2002.

Source: Statistics South Africa.

The gross value of agricultural production increased gradually over the period 1984-1994. This was attributable not only to an increase in production volumes but also to a general rise in producer prices. Agriculture’s contribution to GDP averaged approximately 3.9% between 1995 and 2001. Although farm cost expenditure has increased over time, higher product prices and increased production of certain crops caused net farm incomes to increase in 2001-2002.

The gross income of farmers in 2001 amounted to approximately R9.45 billion, or 1.7% of GDP. Historically Black areas, however, have not shared proportionally in the growth of income during the last decade, and a major effort of overall land reform and rural development will be necessary to realize the considerable agricultural potential of these areas. Such development is a priority of the National Government.

The agricultural sector is a net borrower. Sources of credit for farmers include banks, agricultural cooperatives, the Land and Agricultural Bank of South Africa, private non-bank creditors, the National Government through the Agricultural Credit Board and other financial institutions. The Land and Agricultural Bank is a national statutory body which provides credit to farmers, agricultural cooperatives, control boards and statutory agricultural institutions, and which grants long-term loans to farmers against the mortgage of land or the registration of a charge against land. The Land and Agricultural Development Bank Act of 2002 rearticulates the Land and Agricultural Bank’s objectives to include facilitating the ownership of land by historically disadvantaged South Africans, encouraging agrarian reform and entrepreneurship and enhancing agricultural sector growth. See “Republic of South Africa — Land Reform”. The Agricultural Credit Board is a statutory body that acts as lender of last resort to farmers. It provides farmers with financing at lower interest rates and with longer repayment terms than would typically otherwise be granted. Since the 1994 election, the national Department of Agriculture has focused on providing loan finance to small-scale farmers. This finance has been supplemented by subsidies from the various provincial departments of agriculture.

Forestry.    South Africa has a highly developed forestry industry, aided by a favorable climate in which trees mature four to six times faster than in the major wood producing countries of the northern hemisphere. Indigenous forest land covers a total area of approximately 330,000 hectares (800,000 acres), and state and private commercial plantations together cover some 1.4 million hectares (3.5 million acres), or 0.3% and 1.1%, respectively, of the total land area of South Africa. As a result, South Africa is largely self-sufficient in its timber needs, and South African pulp and paper mills have become important exporters. The main products exported by South Africa are sawn timber, rayon pulp, newsprint, other pulp and paper products, wood chips and wattle tanning extract. South Africa is the world’s lowest cost producer of dissolving pulp, and large investments are being made to increase the country’s output of this product. Imports consist of specialized timber products, certain high quality paper and hardwood for the joinery industry.

The Department of Water Affairs and Forestry is currently restructuring forestry operations under its management. As a result of the continuing restructuring, the National Government expects significant savings on the projected medium-term estimates of the commercial forestry budget.

Fishing.    Fishing off a coastline of over 3,000 kilometers on the Indian and Atlantic Oceans, the South African fishing industry in recent years has landed an annual catch of approximately 500,000 tons (whole weight) of fish, mollusks, seaweed and shellfish with an annual wholesale value exceeding R3 billion. Approximately 28,000 workers were employed in the fishing industry and its ancillary activities at last report. Exports in the fishing industry have shown consistently strong growth over the past years and it is estimated that approximately 35% of the annual fish catch is exported, mainly to Europe, the Far East and North America.

    Electricity, Gas and Water

Electricity.    South Africa generates and uses more than 50% of all the electricity generated on the entire African continent, although the country geographically covers only approximately 4% of the continent and has just over 6% of its population. Electricity accounts for more than 25% of total net energy consumption in South Africa. In 2001, approximately 181,500 GWh of electricity were generated in South Africa. The growth rate in electricity sales (excluding own usage) by Eskom, the state-owned electric utility, averaged approximately 1.1% per annum between 1997 and 2001 and the biggest consumers of electricity are industry (mainly manufacturing) and mining. In 2001, 13 coal-fired power stations and one nuclear power station generated approximately 93.4% of Eskom’s electricity. The country’s electricity is distributed through a national power grid or transmission system of approximately 317,000 km (196,000 miles) of power lines. Eskom generated 96.3% of South Africa’s electricity needs in 2001 and participates with several of the country’s neighbors in electricity sharing arrangements established under the auspices of the Southern African Development Community.

According to Eskom, approximately 66% of the total population had access to electricity in their homes at the end of 2001. Eskom has electrified approximately 2.6 million homes between 1991 and 2001 and remains committed to contributing R50 million per year to electrify schools, clinics and community developments. Approximately 90% of urban areas and 40% of rural areas have already been electrified. In addition, Eskom planned to further reduce the real price of electricity by 15% over the period 1994-2000 and achieved this target one year before its deadline. Eskom and the electricity departments of local authorities are subject to regulation by the National Electricity Regulatory Authority, an independent regulatory authority established in 1995. Eskom spends approximately R520 million per year on its electrification program, drawing on revenue generated through existing grid electricity consumers. The National Government is considering alternatives to grid electrification for more cost-effective energy provision to remote areas of the country.

Legislation was enacted in 1998 which marked a significant step in the restructuring of Eskom by vesting ownership of Eskom’s equity in the National Government and establishing the legal basis necessary for revoking Eskom’s tax-exempt status. Eskom was restructured into three separate corporate entities for electricity generation, transmission and distribution. Legislation enacted in 2001 provides for the conversion of Eskom into a public company with share capital.

Gas.    Natural gas is an energy source of secondary importance in South Africa and is derived primarily from coal. The market in the Gauteng Province is supplied by Sasol Ltd; Cape Town and Port Elizabeth have smaller liquid petroleum gas distribution industries. Annual gas sales in South Africa total approximately 2.4 billion cubic meters per year, with gas consumption by commerce and industry having increased greatly since the 1970s. South Africa currently has one natural gas production facility, which is used for the production of liquid fuels and which has reserves of approximately 20 billion cubic meters. Further sources of natural gas are potentially available to South Africa from neighboring countries, with combined reserves estimated at 135-310 billion cubic meters. In October and December 2000, Sasol Ltd. concluded agreements with the governments of Mozambique and South Africa to bring natural gas from Mozambique to South Africa. Under these agreements, a company jointly owned by Sasol and the governments of Mozambique and South Africa would be granted a license to construct, own and operate a natural gas transmission pipeline from the Mozambique border into South Africa. The agreements provide for a natural gas price structure to enable South Africa’s manufacturing industry to be globally competitive.

It is estimated that approximately 90 billion cubic meters of coal-bed methane are available to the country. The South African Department of Minerals and Energy has completed an Energy Policy White Paper, approved by Parliament in 1998, which addresses such issues as the role of the state in the downstream gas industry, the structure of the gas industry, gas resources, household gas supply and international gas trade. To implement the policies of the Energy Policy White Paper, the Gas Act 2001 establishes a national regulary framework, administered by the National Gas Regulator, for the production, transmission, storage and distribution of natural gas.

Water.    South Africa has approximately 450 large dams and a range of projects for surface and underground water extraction and storage. Important projects include two storage dams with hydroelectric power stations on the Orange River, which have a network of canals and tunnels to convey water to other areas; the Tugela-Vaal project on the Tugela River in KwaZulu-Natal Province, which diverts water to the Gauteng Province and other users along the Vaal river; the Riviersonderend-Berg River scheme in Western Cape Province; and the Lesotho Highlands Water Project, which provides water to the Vaal river system.

The electricity and water industries reflected annualized increases in the seasonally adjusted real value added of 0.4% and 0.7% during the first and second quarters of 2002, respectively.

    Construction

        Building Construction.    Building construction primarily comprises the activities of general contractors engaged in the building, alteration, repair or demolition of buildings. Subcontractors appointed to perform work such as painting, plumbing, electrical installation, bricklaying and other related work also are included in this sector. Although its contribution to GDP is relatively low, this sector is labor-intensive and utilizes mainly semi-skilled or unskilled labor.

In 2001, the gross fixed capital formation in residential and non-residential buildings comprised just under 1% of total gross fixed capital formation. Major supplies of inputs to this sector are non-metallic mineral products, electrical machinery and basic iron and steel. Enterprises operating in this sector vary from large building contractors to many smaller contractors and subcontractors.

The construction industry is characterized by a high degree of economic concentration. The National Government has implemented a housing subsidy policy, tender procedures and contract procurement policies that are directed toward facilitating the growth of the emerging construction sector.

The National Government and various entities in the construction industry signed a Housing Accord in 1994 which established procedures designed to ensure the delivery of 350,000 low-cost houses per year, with a goal of delivering one million houses by 1999. Although the National Government did not meet this target due to budgetary and fiscal concerns and capacity constraints at various governmental levels, approximately 1.3 million housing units were delivered between 1994 and 2001.

The construction industry contracted during 1999 but recovered in 2000 with a growth rate of 2.5%. Strong demand for residential buildings propelled the sectoral growth rate to 4% in 2001, and when this demand weakened in the first half of 2002, the growth rate again contracted to an annualized rate of 1%.

Civil Engineering.    Civil engineering includes contractors primarily engaged in construction work of a civil engineering nature, including airports, dams, electricity networks, harbors, pipelines, railway lines and roads. The demand for labor consists mainly of production workers and artisans (semi-skilled and unskilled workers). The civil engineering sector provides most of its own raw materials but also uses non-metallic mineral products and iron and steel. This sector’s share of production is very sensitive to cyclical economic activity, mainly because almost three-quarters of the domestic demand for the sector’s output is for domestic fixed investment. There is a considerable degree of concentration in this sector. Six to eight companies are responsible for two-thirds of total activity, the balance consisting of a large number of smaller firms.

    Informal Sector of the Economy

Informal enterprises encompass a very wide range of activities in South Africa, including the production of marketable products, the distribution of merchandise and the provision of services. Informal enterprise is an important haven for self-employment in rural areas, as well as for the newly urbanized and for the formally unemployed. In addition, informal enterprises mobilize capital at a grass-roots level for the provision of dwellings and community-based services. The businesses in this sector typically operate at a low level of organization and on a small scale, with little or no division between labor and capital. Where more than one individual is involved, labor relations are based mostly on casual employment, kinship or personal and social relations rather than on contractual arrangements with formal guarantees. Formal sector economic activity, by contrast, is conducted within the formal structures created by the legal system of the country.

The informal sector’s annual contribution to GDP has been estimated at approximately 7% in recent years. The sector employed approximately 2.5 million people as of February 2002.

Employment and Trade Unions

It is estimated that the total number of employees in 2001 was 10.8 million, comprising one million employees in the agricultural industry, 2.6 million employees in the informal sector, 916,000 employees in the domestic services, and 7.5 million employees in the overall formal sector. As of February 2002, the total number of employees was 11.1 million, comprising 1.5 million employees in the agricultural industry, 2.6 million employees in the informal sector, 970,000 employees in the domestic services, 7 million employees (excluding formal agricultural industry) in the overall formal sector and 2.6 million unclassified employees.

According to Statistics South Africa, the South African economy experienced a decline in the labor absorption rate from 38.2% in 1994 to 33.9% in 1997. Labor supply growth changed little during this period, although lower net emigration reduced growth in the White labor force. There has been a growing imbalance between Black labor supply and employment, which has been corrected only partially by growth in the informal sector of the economy. Thus, black unemployment has grown rapidly. Although subsistence agriculture and the informal sector provide a certain level of employment, it is estimated that approximately 35.2% of the economically active Black labor force was unemployed in February 2002. In contrast, there was full employment among Whites until 1985, since which time White unemployment has grown rapidly. Substantial unemployment is expected to remain a significant feature of the South African economy for the foreseeable future.

Strike action was an important component of the struggle against apartheid. Although strike action has continued since the 1994 election, the statistics collected by the South African Department of

Labor indicate that the duration of such strikes and consequently the actual number of man days lost, has decreased in comparison with the pre-1994 period. Significant legislation has been adopted since 1994 designed to improve labor relations, skills development and employment equality. In addition, the Skills Development Levies Act, enacted in 1999, created a levy administered by the commissioner for the South African Revenue Service. The Act requires employers to pay as a levy a percentage of the amount of money they pay to their employees over a one-month period. The funds collected are earmarked to strengthen industrial training and to create learning opportunities for the unemployed. It is intended that 80% of the levies will go to fund sectoral education and training authorities and 20% will go to fund the National Skills Fund. Exemptions to this law are granted if the employer is a public service employer, a religious or charitable institution or a national or provincial public entity.

South African labor legislation promotes equity in employment and prohibits discrimination in the workplace on the grounds of race, gender, sex, pregnancy, marital status, family responsibility, ethnic or social origin, color, sexual orientation, age, disability, religion, HIV status, conscience, belief, political opinion, culture, language or birth. To realize these objectives, legislation requires all employers to take steps to end unfair discriminatory practices and policies. In addition, legislation mandates designated employers to prepare and implement employment equity plans and to report subsequently to the Department of Labor their progress in ending unfair discriminatory practices and in promoting equity. Employers that intend to contract with the National Government also must ensure compliance with their employment equity obligations. In addition, employers are prohibited from conducting unjustifiable medical and psychometric testings on employees, and employees are protected from recrimination for exercising their rights.

Bringing together leaders of business, National Government and the trade union movement, the 1998 Presidential Jobs Summit reached a consensus on a wide range of job creation programs, including introduction of youth brigades to promote youth employment; refocusing of special employment programs to target marginalized communities; proposals on housing provisions which included new financial mechanisms to finance low-cost housing; measures to address skills development; and consolidation of existing projects into a more coherent whole. Rural areas have been targeted specifically in several poverty relief and Presidential Jobs Summit programs, the extension of the municipal program and water supply projects.

The following table sets forth the change in total employment and the number of registered unemployed persons for the periods indicated.

Employment

	1997	1998	1999	2000	2001	2002 (2)
	(average over the year)
Employment (% change on prior year)
Public Sector(1)	(0.3)	(1.6)	(3.3)	(4.1)	(2.2)	1.3
Private Sector(1)	(2.5)	(4.5)	(1.2)	(2.0)	(1.3)	(2.6)
Total	(1.7)	(3.5)	(1.9)	(2.7)	(1.6)	(1.3)
Official Unemployed (Percentage)(2)	21.0	25.2	23.3	25.8	29.5	29.4

(1)	Data include employment in sectors of former TBVC states.
(2)	First quarter of 2002.

Source: South African Reserve Bank and Statistics South Africa.

Official statistics are likely to understate the size of South Africa’s unemployed population because only a small proportion of unemployed workers actually register as being unemployed. The official unemployment rate for South Africa as of February 2002 was 29.4%.

As of February 2002, at the provincial level the highest unemployment rate of 55.1% occurred in Limpopo Province, while the lowest unemployment rate of 25.5% occurred in Western Cape Province. Only 5% of the economically active population had degree and higher qualifications as of this time.

The unemployment rate for Blacks was 35.2% as of February 2002, which is the highest official unemployment rate by former racial classification in South Africa. The unemployment rate was 18.7% for Asians, 24.6% for Colored persons and 6.2% for Whites.

Employment in the formal non-agricultural sector declined at a rate of 1.3% in the first quarter of 2002, compared with a rate of decline of 1.6% in 2001. Preliminary evidence indicates that employment levels continued to rise in subsequent months in 2002.

As of February 2002, the largest source of employment was the general government sector, accounting for 30.8% of formal non-agricultural employment. The second largest employment source was the manufacturing industry, which accounted for 18.2% of formal non-agricultural employment. Other principal sources of employment at February 2002 were the wholesale trade, retail trade, motor trade and hotels sector (18.6%), the mining and quarrying sector (8.7%), the construction industry (4.2%), the transport and communication sector (5.7%) and the financial institutions industry (4.1%).

Professional and managerial jobs are still filled predominantly by White employees, who constitute less than 20% of the labor force, whereas the least skilled occupations are filled generally by Black employees. Black employees make up small percentages of the management, professional and technical occupational categories. While Black employees constitute 87% of all employees in the laborer occupational category, they comprise only 6% of senior managers and approximately 13% of junior and middle managers. White men and women account for 73% of all professional workers. Black women constitute 1% of senior managers and 2.4% of junior and middle managers. White women constitute 10% of senior managers and 25% of all junior and middle managers. Black representation at all levels of professional employment was 27.3% at the time of the most recent available information, while female representation at all levels of professional employment was 37.6%. Large corporate employers, many of whom have been involved in affirmative action and employment equity initiatives for some time, have made limited progress with respect to the representation of designated groups in the managerial, professional and skilled occupational categories. There do not appear to be any significant differences by economic sector regarding both the implementation of employment equity practices and the representation of designated groups in the managerial, professional and skilled occupational categories.

The National Government has made education a key area of intervention in expanding the employment base. In 2001, educational services were provided to approximately 11.6 million students at approximately 29,500 institutions in South Africa. This figure includes over 407,000 university students (54.7% female). The South African school education system encompasses approximately 26,800 primary and secondary schools and approximately 348,000 educators. There are 152 technical colleges accommodating 125,000 students in adult or continuing education programs. Approximately 70% of South Africa’s population and approximately 85% of its population aged seven years and older can speak, read and write at least one language.

The total budgetary allocation for education in 2001 was R8.2 billion, approximately 0.8% of GDP. South Africa has one of the highest rates of government investment in education expenditure in the world, and efficiency and effectiveness of spending in the formal education system are key priorities of the National Government. Supported by an ongoing conditional grant from the National Government to the provinces, improved financial management and classroom quality are regarded as the key elements of reform in provincial education spending. Census statistics from 1996 indicate that although Whites constitute a minority of approximately 11% of the total population, they earn as a group over 20% of the total income earned, while Blacks, totaling over 76% of the total population, earn approximately 62% of the total income and are among the poorest in the country. A low level of skills among the Black population exacerbates the lingering inequality in income distribution. Approximately 48% of employed Black women earn R500 or less per month, while 65% of White men earn more than R3,000 per month. In August 2002, the South African Government announced a minimum monthly wage of R800 in urban areas for persons working more than 27 hours per week.

The following table sets forth seasonally adjusted employment trends by sector for the periods indicated.

Employment by Sector(1)

	1997	1998	1999	2000	2001	2002(7)
Public sector
General Government(2)	1,583,855	1,566,896	1,523,932	1,462,605	1,438,348	1,438,974
Business enterprises(3)	276,085	188,146	183,204	159,684	147,063	142,121
Total public sector	1,859,940	1,755,042	1,707,136	1,622,289	1,585,411	1,581,583
Private formal, non-agricultural business sector
Manufacturing	1,395,636	1,351,568	1,314,488	1,306,795	1,260,505	1,253,831
Trade and communication(4)	764,162	800,433	872,300	865,977	883,018	882,564
Mining and quarrying	558,256	462,166	441,459	412,758	403,360	397,658
Construction	313,608	284,132	232,174	222,999	224,912	212,320
Financial institutions(6)	217,180	218,286	204,665	196,699	192,908	189,436
Transport(5)	na	57,337	59,976	61,838	60,508	60,024
Electricity, gas and water supply	39,613	38,519	43,167	39,743	40,202	38,323
Laundries and dry-cleaning services	12,890	10,720	10,651	10,803	9,241	10,080
Total private formal non-agricultural business sector	3,301,345	3,223,161	3,178,880	3,117,612	3,074,654	3,049,237
Total formal non-agricultural business sector	5,161,285	4,978,203	4,886,016	4,739,901	4,660,065	4,627,705

Note:	na=not available.
(1)	Employment as of June of each year.
(2)	National Government departments, provincial administrations, local governments, public enterprises, universities, polytechnics, and public corporations.
(3)	Transnet Ltd., South African Post Office, Telkom Ltd. and South African Broadcasting Corporation.
(4)	Wholesale trade, retail trade, motor trade and hotels.
(5)	Private transport of goods and passengers by road.
(6)	Banking institutions and insurance companies.
(7)	Through second quarter of 2002.

Source: Statistics South Africa.

Non-agricultural labor productivity growth has increased steadily for the last five years. Nevertheless the underlying productivity of South African workers remains low, having grown at an average annual rate of only approximately 0.7% from the beginning of the 1980s to 1999. The growth in real output per worker in the formal non-agricultural sectors of the economy accelerated from 4.2% in 1999 to 6% for 2000, but slowed to 4.1% in 2001. These productivity gains were to a significant extent the result of cost saving programs that led to reductions in the workforce. In addition, there was an enhancement of production efficiency through investment in new technologies.

Over the medium- and long-term, labor productivity is expected to suffer as the effect of HIV/AIDS-related illnesses in the South African labor force is felt. More research is necessary to predict the full effect of these developments, but costs are expected to rise in relation to employee insurance, medical aid and death benefits replacement and training.

In the period 1999-2001, South Africa experienced net official emigration of approximately 31,000 (reflecting documented immigration of approximately 11,500 persons and self-declared emigration of approximately 19,400 persons). South Africa has seen a steady increase in the number of illegal aliens entering into the country in recent years. Approximately R35 million of the budget of the South Africa Department of Home Affairs is currently spent on the repatriation of illegal aliens to their countries of origin. There were estimated to be 2.5-4.1 million illegal aliens residing in South Africa as of the end of 1996.

Until 1979, South African trade unions were required to be organized along racial lines, resulting in major clashes and pervasive non-recognition of trade unions representing Black workers. Due to the liberalization of labor legislation in the beginning of the 1980s, trade union density of the disenfranchised Black labor force increased substantially through 1993. Registered trade union membership, excluding the public sector, agriculture and certain other sectors, increased from 800,000 in 1980 to approximately 2.7 million in February 2002. Approximately 24% of the total economically active population is represented by trade unions.

Most trade unions are organized in federations of which there were approximately 17 as at the time of the most recently available information. The largest federation is the Congress of South African Trade Unions (COSATU), which has 19 affiliates and approximately 1.8 million members. COSATU includes the National Union of Mineworkers, National Union of Metalworkers of South Africa, South African Clothing and Textile Workers Union, Food and Allied Workers Union and the National Education, Health and Allied Workers Union. Other significant federations include the Federation of Unions of South Africa and the National Counsel of Trade Unions. Federations are not required by law to register, so it is difficult to accurately estimate the total membership of all of South Africa’s trade unions.

The number of man-days lost as a result of industrial action increased in 1994 as a result of national work stoppages during the period leading up to the national election in April of that year. In addition, significant strikes occurred in the manufacturing and mining sectors subsequent to the 1994 election, and existing industrial dispute resolution mechanisms proved inadequate and incompatible with the policies of the newly elected government. The number of man-days lost during the next three years as a result of industrial action decreased from the high levels experienced in 1994, in part as a result of the implementation of a number of collective bargaining settlements in, among others, the metal and automobile sectors which addressed issues such as human resource development, affirmative action, workplace democratization and wages. The estimated number of man-days lost to strikes and work stoppages increased substantially, however, in 1998 and 1999, due largely to the expiration of three-year wage agreements that contributed to strikes in several industries, including the chemical and automobile industries.

A general strike occurred in May 2000, which was the culmination of a work stay-away action organized to bring attention to ongoing job losses and to support amendments to legislation relating to the rights of workers in insolvent businesses. This stay-away action and strike contributed to the loss of 500,000 total workdays for the year. This figure rose sharply to 1.25 million in 2001, largely because of employee dissatisfaction with compensation and employment conditions as employers sought to control rising production costs. At the end of the first quarter of 2002, the estimated number of workdays lost to industrial action was 10,000, an eight-year low reflecting more harmonious industrial relations. The majority of strikes are wage related and wage agreements have been negotiated in the automobile, clothing, mining, metal and engineering industries. In addition, due to slow economic growth over the past number of years, employees have not seen material gains in benefits and this has led to much of the current dissatisfaction over the level of wage increases. Strikes have also been organized against the National Government’s privatization policies, although support for these strikes has been sporadic and the National Government has affirmed its commitment to the privatization process.

The following table sets forth the number of man-days lost as a result of strikes and work stoppages during the periods indicated.

Man-Days Lost to Strikes and Work Stoppages

Year	Number of Man-Days Lost
1997	656,555
1998	2,300,000
1999	3,100,000
2000	500,000	(1)
2001	1,250,000
2002	10,000	(2)

(1)	Figure does not include 900,000 days lost as a result of work stay-aways.
(2)     Through first quarter of 2002.
Source: South African Department of Labor and Statistics South Africa.

In 1994, a national tripartite advisory and consultative body, the National Economic Development and Labor Council (NEDLAC), was established by statute. NEDLAC’s goals are to promote economic growth, participation in decision-making and social equity. Among other things, NEDLAC reviews all legislation relating to labor-market policy and all significant changes to social and economic policy prior to their introduction in Parliament. NEDLAC consists of four chambers, focusing on public finance and monetary policy, trade and industry, the labor market and economic development. NEDLAC facilitated the 1998 Presidential Job Summit and continues to be an effective forum for engagement and negotiations between government, business and labor on important economic and labor matters.

The comprehensive Labor Act 1995 was largely negotiated within the context of NEDLAC’s labor market chamber and applies to all employees and employers in virtually all sectors of the South African economy. Although the Labor Relations Act permits parties to determine their own employment relations, it promotes collective bargaining through, among other things, protecting organizational rights for unions and the right to strike. The right to strike is contingent on the exhaustion of dispute procedures and on the condition that the industry does not provide essential services. The Labor Relations Act also establishes a framework for the formation of bargaining councils to determine matters within the public sector and each industrial sector, the criteria for which are to be established by NEDLAC. Where employers and employees cannot agree on the formation of a bargaining council, a statutory council may be formed. In addition, the Labor Relations Act significantly liberalizes the procedures for instituting legal strikes, introduces special requirements for the use of secondary strikes, picketing, protest action and replacement labor, and protects an employer’s right to have recourse to lock-out. The Labor Relations Act also introduces workplace forums to promote ongoing dialogue between workers and management and simplifies the procedures for the registration of unions.

The Labor Relations Act prohibits the registration of trade unions that discriminate against sections of the population. All trade union constitutions containing discriminatory clauses have therefore been amended. In addition, the Act fundamentally overhauls previously existing dispute resolution procedures, mechanisms and institutions. While the Labor Relations Act permits the use of privately negotiated dispute-resolution procedures, it also encourages centralized dispute resolution through the establishment of a Commission for Conciliation, Mediation and Arbitration and through the creation of a Labor Court. The Commission is responsible for attempting to resolve industrial disputes through conciliation and mediation. If these attempts fail, the Commission may determine the dispute by arbitration or the parties may refer the dispute to the Labor Court unless it is of a certain category that must be resolved finally by arbitration and may not be referred to the Labor Court. The Labor Court has exclusive jurisdiction over all matters referred to it under the Labor Relations Act.

Amendments to the Labor Relations Act adopted in 1998 enhanced the institutional functioning of the Commission by ameliorating the case flow, phasing out the industrial court, and improving the efficiency of bargaining councils. Additional labor legislation also adopted in 1998 established new levels for minimum conditions of employment in respect of working hours, leave and the employment of minors. Legislation also provides mechanisms to set minimum wages and to provide flexibility in employment circumstances in order to meet the variable needs of individuals and employers. Further amendments to the Labor Relations Act were enacted in August 2002 and provide for, among other things improved collective bargaining practices, amendments to trade union registration procedures, changes in workday and overtime allocations and due process in the event of dismissals.

Although the National Government has not previously established a comprehensive welfare system of the type found in many industrialized countries, it does maintain a variety of social benefit schemes relating to, among other things, unemployment insurance, old age, disability and survivor benefits, child support grants, unemployment, sickness and maternity benefits, worker injury benefits and various health care benefits targeted to certain persons. Other programs provide for a developmental social welfare program to ensure, among other things, delivery of benefits to the poorest South Africans and improved social insurance. Such programs are funded largely from budgetary reallocations and through improved efficiency of delivery of services, subsidies or payments. See “Republic of South Africa — Medium Term Budget Policy Statement”.

Prices and Wages

Price and wage trends in South Africa have been rising over the last several years. The year-on-year rate of change in consumer prices rose from 5.2% in 1999, to 5.4% in 2000 and to 5.7% in 2001. The depreciation of the rand and rising food and fuel prices, however, began to affect consumer price inflation in November and December 2001. The rate of consumer price inflation for metropolitan and other urban areas excluding mortgage costs increased from 5.8% in September 2001 to 9.9% in July 2002 and to 12.5% in October 2002. The average rate of inflation for the first three quarters of 2002 was 7.7% and is expected to be 9.6% for 2002 as a whole. In addition, the increase in the all-goods production price index amounted to 15.4% in September 2002. The South African Government believes that the rate of inflation will decline during the course of 2003 as the effect of depreciation lessens, but has nevertheless revised its 2004 inflation target to 3% to 6% rather than 3% to 5%.

Depressed conditions in the formal sectors of the economy resulted in only moderate rates of increase in wages per worker employed by both public authorities and the private sector during
1994-2001. Moderate formal sector earnings have been matched by increasing earnings in the informal sector. This has occurred largely as individuals seek employment in the informal sector, resulting in rising total economic activity and a more widespread distribution of income across the economy as a whole.

The annual growth in average nominal remuneration per worker in the formal non-agricultural sectors of the economy slowed to 6.9% in 1999 but rose to 9.1% in 2000 and 2001. On a year-on-year basis, growth in the average nominal remuneration per worker increased slightly from 9.1% in 2001 to 9.5% in the second quarter of 2002.

In the public sector, the growth in average nominal remuneration per worker rose from 4.6% in 1999 to 9.6% in 2000 and maintained this level in 2001. Public sector wage growth was 6.5% in the first quarter of 2001, measured on a year-on-year basis. Growth in the real consumption wage exceeded growth in the real product wage by 1.6% in 2001 and by 2.4% in the year to March 2002. Alongside declining employment, the growth in labor productivity declined to a year-on-year rate of 3% for the first quarter of 2002. Nominal unit labor costs in the formal non-agricultural sectors of the economy increased by 4.8% in 2001, compared to 2.9% for 2000 as a whole. The increase was 5.5% in the year to June 2002, contributing to the rate of price increases.

Average monthly wages at current prices showed a year-on-year increase of 9.1% at May 2002. At this time, the highest average monthly wages of R12,382 were paid by the electricity, gas and water sector while the lowest wages of R3,421 were paid by the construction sector. These figures represented year-on-year increases of 15.6% and 8.9% respectively. Year-on-year rates of wage increases in other sectors varied from 4.2% in the mining and quarrying sector to 20% in the financial and business services sector. As of May 2002, the highest average of monthly ordinary time hours paid for per full-time employee was 185.2 hours reported in the wholesale and retail trade and catering and accommodation sector. The highest average of monthly overtime hours paid for per full-time employee was 17 hours reported in the transport, storage and communication sector.

The following table sets forth prices and wages for the periods indicated.

Prices and Wages

	1997	1998	1999	2000	2001	2002(3)
Consumer Prices(1)	84.4	90.2	94.9	100.0	105.7	120.6
Percentage change on prior year	8.6%	6.9%	5.2%	5.4%	5.7%	7.7%
Production Prices(1)	83.6	86.6	91.6%	100.0	108.4	126.8
Percentage change on prior year	7.1%	3.5%	5.8%	9.2%	8%	15.4%
Remuneration per worker (excluding agricultural industry) (percentage change on prior year)
At current prices	11.2%	14.0%	6.9%	9.1%	9.1%	9.5%
At constant prices(2)	2.8%	6.8%	1.0%	1.6%	1.9%	1.74%
Unit labor costs (percentage change on prior year)
At current prices	6.5%	8.7%	2.8%	2.9%	4.1%	5.5%
At constant prices	(1.3%)	1.9%	(3.1%)	(4.4%)	(2.8%)	(1.6%)
Non-agricutural value added deflator	8.2%	6.7%	6.1%	7.5%	7.1%	7.2%

Note:	na = not available.
(1)	2000 = 100.
(2)	The deflator used in the consumer price index (2000 = 100).
(3)	“Consumer Prices” and “Production Prices” through third quarter of 2002; “Renumeration per worker,” “Unit labor costs,” and “Non-agricultural value added deflator” through second quarter of 2002.

Source:	South African National Treasury, South African Reserve Bank and Statistics South Africa.

MONETARY AND FINANCIAL SYSTEM

The South African financial system consists of banks and non-bank institutions such as investment funds, portfolio management companies, securities investment firms, insurance companies and pension funds.

South African Reserve Bank

The Reserve Bank is the central bank of South Africa, with its head office in Pretoria and branches in Bloemfontein, Cape Town, Durban, East London, Johannesburg, Port Elizabeth and Pretoria North. The Reserve Bank’s independence is enshrined in the Constitution and is subject only to acts of Parliament and to regular consultation with the Minister of Finance. The principal responsibilities of the Reserve Bank include formulating and implementing monetary policy; issuing banknotes and coins; acting as banker to the National Government; acting as a bank to banks licensed under the Banks Act of 1990; providing facilities for the clearing and settlement of claims between banks; acting as custodian of the country’s gold and other foreign reserves; acting as a lender of last resort; conducting open-market operations; supervising banks; collecting, processing and interpreting economic statistics and related information; and formulating and implementing exchange rate policies in cooperation with the Minister of Finance and the National Treasury.

Unlike many other central banks, shares in the Reserve Bank are held privately, with none held by the National Government. The Reserve Bank’s share capital was quoted on the Johannesburg Stock Exchange from its inception in 1921 until May 2002, when it was delisted, and is held by approximately 700 shareholders, including companies, institutions and individuals. No single shareholder may hold more than R10,000 in nominal value of the Reserve Bank’s shares and dividends are paid to shareholders out of net profits at a rate of 10% per annum of the nominal value of the shares. After provisions, 10% of the Reserve Bank’s surplus in any year is paid into a reserve fund, and the remainder paid to the National Government.

The Reserve Bank is managed by a board of directors consisting of 14 members. The Governor, currently Mr. Tito Mboweni, and three Deputy Governors of the Reserve Bank are appointed by the President for five-year terms. Of the remaining 10 directors, three are appointed by the President, with the remaining seven elected by the Reserve Bank’s shareholders, four of whom represent the interests of commerce and finance, two industry and one agriculture. These directors hold office for a period of three years. The Governor has a vote on the board of directors and an additional vote to be used only in the event of a tie vote. The National Government therefore appoints persons controlling eight of the 15 effective votes to the board of directors of the Reserve Bank.

Monetary Policy

The main objective of the Reserve Bank’s monetary policy has been the pursuit of price stability. This policy forms part of broader macroeconomic policies aimed at improving the standard of living of all inhabitants of the country. See “Republic of South Africa — Medium Term Budget Policy Statement” and “The South African Economy — Medium Term Budget Policy Statement”. The Reserve Bank’s monetary policy aims to support the broader macroeconomic policies of the National Government by creating a stable financial environment. The Reserve Bank does not have fixed exchange rate targets, and it allows the rand to float freely against international currencies.

In 2000, the Reserve Bank’s previous approach to monetary policy-making was replaced by an inflation-targeting monetary framework. The previous approach involved the public announcement of guidelines for the growth in the broad money supply, augmented by regular wide-ranging assessments of economic conditions and the outlook for inflation. The current inflation targeting monetary policy framework is characterized by the announcement of a numerical target for the inflation rate that is to be achieved over a specified period of time, and is also a broad-based strategy for achieving price stability, centered on an analysis of price developments. In light of the need for disinflation and the weakening of the relationship between money growth and nominal income growth, monetary policy decisions are guided by the deviation of the expected rate of increase in CPIX (the overall consumer price index for metropolitan and other urban areas, excluding the influence of mortgage interest costs) from a specified target range. In the application of inflation targeting as a monetary policy framework, allowance has been made for the price effects of serious supply shocks, such as changes in the international price of crude oil, higher food prices resulting from unfavorable weather conditions and inordinate changes in the international exchange value of the rand. As of October 2001, CPIX inflation had declined to less than 6%, and the general expectation was that the target for 2002 would be achieved. However, the significant depreciation of the rand in the final quarter of 2001 resulted in a sharp upturn in the inflation trend. CPIX inflation rate had reached 12.5% in October 2002, but there are emerging indications that it will begin to decline during 2003. In addition, in the October 2002 MTBPS the inflation target for 2004 was amended from 3%-5% to 3%-6% per cent.

In its role of implementing monetary policy, the Reserve Bank monitors and influences conditions in the South African money and credit markets and affects interest rates, growth in lending and growth of deposits. The Reserve Bank uses open-market operations to determine the amount of liquidity made available to banks on a weekly basis in repurchase transactions. The interest rate for such repurchase transactions is set by the Reserve Bank’s Monetary Policy Committee and has a significant impact on all short-term interest rates in the economy.

Open-market operations entail the buying and selling of securities by the Reserve Bank in the open market in order to regulate the conditions in the money market or the level and pattern of interest rates. By injecting or absorbing funds through purchases and sales of securities, the Reserve Bank may increase or decrease liquidity in the banking system. Although these transactions are primarily undertaken to achieve long-term monetary objectives, a further objective may be to stabilize temporary money-market fluctuations. The South African Government currently has 10 primary dealers making markets in government paper, six of which are domestic banks and four of which are international banks. Since its appointment of primary dealers in National Government securities in 1998, the Reserve Bank no longer acts as agent for the National Government in buying or selling its securities. The Reserve Bank may purchase and sell National Government securities for the Reserve Bank’s own account, providing it with an effective means of influencing money market liquidity. Other techniques used by the Reserve Bank to influence liquidity include purchasing securities outright, varying the amount of National Government bills offered at tender each week, allocating National Government deposits between the Reserve Bank and private banks, issuing Reserve Bank debentures and entering into foreign exchange swaps with banks.

In September 2001, following a period of research and consultation with domestic money-market participants and experts at other central banks and multilateral agencies, a series of modifications to the Reserve Bank’s operational procedures was introduced in order to eliminate certain shortcomings in the repurchase-based refinancing system adopted in 1998. The modifications include, among other things, the partial closing of the margin between the repurchase rate and the interbank call rate and the announcement by the Reserve Bank of a fixed repurchase rate.

Following tight liquidity conditions in the money market at the time of the 1998 crisis, the situation has eased considerably. The easing in money market conditions can largely be attributed to liquidity that was provided through the net acquisition of foreign assets by the Reserve Bank and deficits arising from the Reserve Bank’s involvement in the market for forward foreign exchange. Between April and October 1999, the Reserve Bank intervened in the money market by draining liquidity with the objective of increasing the dependency of the private banks on central bank funding.

In the fourth quarter of 1999, the Reserve Bank eased liquidity conditions in the money market in order to allay fears that a severely tight market at the end of the year might arise from failure of computer systems due to the Year 2000 problem. After the transition to the new millennium turned out to be uneventful, the Reserve Bank again began to drain liquidity so as to restore an adequate level of private bank dependency on central bank funding.

The Reserve Bank also establishes the cash reserve requirements applicable to banks. The cash reserve requirement amounts to 2.5% of total liabilities. From September 2002, banks have been permitted to count only 50% of their previous month’s vault cash holdings towards their required cash reserves. The remainder of the required cash reserves must be held in the form of an interest-free deposit with the Reserve Bank. From September 2003, only 25% of vault cash holdings will be allowed to count towards required cash reserves and from September 2004, vault cash will receive no credit towards required cash reserves. This is intended to increase the interest-free deposits held with the Reserve Bank in a graduated fashion.

The following table sets forth the rate at which the Reserve Bank provided liquidity to the banks as of month-ends.

Repurchase Transaction Rate

2001	(%)	2002	(%)
January	12.00	January	10.50
February	12.00	February	10.50
March	12.00	March	11.50
April	12.00	April	11.50
May	12.00	May	11.50
June	11.00	June	12.50
July	11.00	July	12.50
August	11.00	August	12.50
September	9.50	September	13.50
October	9.50	October	13.50
November	9.50	November	13.50
December	9.50

Source: South African Reserve Bank.

The following table sets forth the money supply (M1A, M1, M2 and M3) of South Africa during the periods indicated.

Money Supply

	At December 31,					At October 31,
	1997	1998	1999	2000	2001	2002
	(millions of rand)
Coin and banknotes in circulation	17,308	18,505	22,660	23,719	25,283	27,623
Check and transmission deposits	83,866	96,307	122,486	123,865	150,043	148,705

Total: M1A(1)	101,174	114,812	145,146	147,584	175,326	176,328
Other demand deposits(2)	71,918	99,109	113,136	119,340	137,886	163,770

Total: M1(3)	173,092	213,921	258,282	266,924	313,212	340,098
Other short and medium-term deposits(4)	164,455	169,445	177,244	195,585	219,458	244,316

Total: M2(5)	337,547	383,366	435,526	462,509	532,670	584,414
Long-term deposits(6)	36,672	45,306	36,651	45,082	59,782	76,083

Total: M3(7)	374,219	428,672	472,177	507,591	592,452	660,497

Note: Columns may not add due to rounding.
(1)	Notes and coin in circulation plus check and transmission deposits of the domestic private sector with monetary institutions.
(2)	Demand deposits (other than check and transmission deposits) of the domestic private sector with monetary institutions.
(3)	M1A plus other demand deposits held by the domestic private sector.
(4)
Short-term deposits (other than demand deposits) and medium-term deposits (including all savings deposits) of the domestic private sector with monetary institutions, including savings deposits with and savings bank certificates issued by the Postbank.

(5)	M1 plus other short-term and medium-term deposits held by the domestic private sector.
(6)	Long-term deposits of the domestic private sector with monetary institutions, including national saving certificates issued by the Postbank.
(7)	M2 plus long-term deposits held by the domestic private sector.

Source:	South African Reserve Bank.

Since the introduction of inflation targeting, the growth in the broadly defined money supply (M3) has not been used as an intermediate target for monetary policy purposes. Nevertheless, money supply and credit continue to provide useful information about prospective spending plans and inflationary pressures. The growth in the broadly defined money supply (M3) has accelerated considerably during 2001-2002. The effects of the decline in the value of the rand in the second half of 2001 fuelled the growth in M3 to year-on-year rates that at one time exceeded 20%. This strong growth in the broad monetary aggregate over the past six quarters was concentrated in bank deposits of the corporate sector as opposed to the household sector. As the money supply in South Africa is largely determined by aggregate demand in the economy, the relative buoyancy of nominal gross domestic income and expenditure has contributed to the strong growth in M3 during the past six quarters. The influence of generally rising prices also has played a prominent role since the fourth quarter of 2001. The exceptionally rapid acceleration in overall monetary expansion in the first quarter of 2002 appears to have been fairly short-lived as the growth in the aggregate money supply has slowed in the second and third quarters of the year.

In the first half of 2001, the growth in M3 occurred mainly in long-term deposits, which are akin to a vehicle for saving funds. This changed abruptly in July 2001 when, following the restructuring of the corporate relationship between the Anglo American Corporation and the De Beers mining company, the inflow of foreign funds into the economy was diverted mainly toward short- and medium-term deposits. In the ensuing months to March 2002, the preference for short- and medium-term deposits continued to predominate, with the accumulation of long-term deposits languishing somewhat.

However, in the three months to June 2002, long-term deposits rebounded strongly as investors locked into higher interest rates on their deposits.

The seasonally adjusted annualized growth in M3 slowed from rates of 19.5% in the first quarter of 2001 to 9% in the fourth quarter, but accelerated to 32.1% in the first quarter of 2002—the highest quarterly growth rate on record—and to 18.2% in the second quarter. It then decelerated to 8.9% in the third quarter of 2002. Measured over 12-month periods, the growth in M3 accelerated from 9.2% in January 2001 to 17.9% in August, before slowing to approximately 15% in September and October 2001. From November 2001 the year-on-year growth in M3 accelerated sharply, jumping to 20.6% in May 2002 when the relative strength of the rand encouraged exporters to speed up the repatriation of export proceeds to the economy, whereas importers preferred to delay payment for as long as possible. These leads and lags in foreign payments and receipts bolstered growth in the deposit liabilities of domestic banking institutions. Growth over one year in M3 later declined to 17.3% in July 2002 and to 15.9% in September 2002. The income velocity of M3 fell from 1.85 in the first quarter of 2001 to 1.74 in the first quarter of 2002 and to 1.70 in the third quarter. From the end of June 2001 to the end of June 2002, the M3 money supply increased by R97.9 billion. The main counterpart, in a statistical or accounting sense, of this increase was the claims of banks on the domestic private sector which increased by R73.9 billion over the same period. With such a wide disparity between growth in bank funding (as portrayed by the rise in banks' deposit liabilities) and growth in banks' extension of credit to the private sector, banks had resources available to increase their holdings of other assets. Their preferred action was to accumulate net foreign assets in the amount of R42 billion over the past four quarters. Net claims on the government sector and “net other assets” were not accumulated to any significant extent over this period and in fact declined by a total of R18.3 billion.

Total domestic credit extension (i.e. credit extended to the non-bank private sector and net claims on the government sector) increased by R59.1 billion in the 12 months to June 2002, following an increase of R40 billion in the 12 months to June 2001. Credit to the private sector expanded by R73.9 billion in the 12 months to June 2002, as compared to the increase of R51.7 billion in the year to June 2001. The expansion of private sector credit can be attributed to factors including the depreciation of the rand, which encouraged both exporters and importers to borrow in the domestic credit market; the increase in mortgage advances, reflecting the affordability of mortgage financing; the growth in leasing finance as a consequence of sustained demand for consumer durables; and strong corporate demand for credit, particularly in the second half of 2001. Net credit extended by banks to the government sector declined by R14.8 billion in the 12 months to June 2002 as compared with R11.7 billion in the 12 months to June 2002. The decline of government sector credit reflects the National Government’s preference for foreign rather than domestic borrowing and the accumulation in private banks of government deposits in preparation for both significant interest payments on public debt and for the redemption of debt falling due.

Regulation of Financial Sector

Despite a movement toward deregulation, the South African financial system is still subject to regulatory intervention. The partial liberalization of the financial system has increased competition and encouraged innovation, but simultaneously has demanded a strengthening of supervision by providing guidance and imposing constraints to ensure the stability of the financial system as a whole. The regulatory authorities supervise the financial activities of institutions that fall within their ambit. Such regulatory functions include measures to secure the financial soundness of these institutions. The regulatory instruments used include entry and other standard requirements, ownership constraints, limitations on certain activities, jurisdictional constraints, pricing constraints and operational constraints such as capital and liquidity requirements and trading capacity requirements. Standards for supervision take into account international requirements. The various financial markets, financial institutions and financial instruments are regulated by a series of general, specific and enabling legislation.

Legislation enacted in 1998 provided for an independent competition authority, comprising an investigative division and an adjudicative division with broad powers to, among other things, issue compliance orders and interdicts, levy fines, impose structural remedies such as divestitures and prohibit mergers. The legislation also provides for a right of appeal to a specially constituted judicial authority. In the majority of cases, the adjudicative divisions have sole jurisdiction over competition matters. Amendments to the legislation enacted in 1999 require pre-merger notification in particular cases.

The Office of the Registrar of Companies falls under the supervision of the Department of Trade and Industry and is responsible for administering the Companies Act. The Office of the Registrar of Banks forms part of the Reserve Bank and conducts the supervision of banks. The Financial Services Board regulates the financial markets for equity, debt and derivative securities, as well as non-bank financial institutions registered under specific legislation. Advisory committees serve the various offices and boards, and a Policy Board for Financial Services and Regulation coordinates the institutional and functional aspects of regulation. Appeal boards are provided for, if and when needed, but responsibility for regulation remains with the Minister of Finance.

Financial markets such as the foreign exchange market and the money market are not regulated by specific legislation but are subject to general legislation and regulation by agencies such as the Reserve Bank. Institutions currently not required to register in terms of specific legislation are not subject to specific regulation. However, it is expected that all individuals and firms conducting investment business in the future will be required to comply with certain minimum requirements in respect of disclosure and capital adequacy. Such individuals and firms also are required to adhere to a strict and coherent code of business conduct imposed to strengthen supervision.

Structure of the Banking Industry

As of September 2002, 50 banks and two mutual banks were registered with the Office of the Registrar of Banks. Furthermore, 58 foreign banks had authorized representative offices in South Africa.

Major groups dominating the South African banking sector include ABSA Bank Ltd., the Standard Bank of South Africa Ltd., FirstRand Ltd., Nedcor Bank Ltd. (which recently took over BOE Bank Ltd.) and Investec Bank Ltd. These groups maintain extensive branch networks across all nine provinces and together hold approximately 82.5% of the total assets of the private banking sector. The remaining 17.5% of assets in the private banking sector are held by other banks. The major banks offer a wide range of services to both individual and corporate customers. One-stop or relationship banking has gained importance with its emphasis on universal banking rather than on the selling of isolated services. Nevertheless, several banks specialize in providing merchant banking services, securities underwriting or services in other niche areas.

The 50 operating banks and two mutual banks together employed 116,800 workers and had combined assets amounting to R1,070 billion at September 2002. At the end of September 2002, their offices (including both branches and agencies) totalled approximately 9,200 (including offices engaged in micro-lending). If the 2,700 Post Offices through which the Postbank’s services are rendered are included, banking services are provided at over 11,900 offices throughout the country. The Postbank receives deposits from, but does not provide credit to, the public. In addition, there were approximately 7,400 automated teller machines (ATMs) dispensing cash in South Africa as of January 2002.

South African regulatory authorities pursue a market-oriented regulatory approach, although the cash reserve requirement was subsequently increased in 1995 to tighten liquidity and to restrain the high level of credit extension. A new averaging provision was introduced in the application of minimum cash reserves from 1998, which effectively lowered and simplified the reserve ratio to 2.5% of the total liabilities (excluding capital and reserves) of banks. In the new system, no interest is paid on any portion of the minimum cash reserve balance. As of September 2002, 50% of banks’ vault cash holdings qualify as part of cash reserves.

Profit margins were reduced significantly toward the end of the 1980s, when intensified competition coincided with a relatively tight monetary policy. As a result, the industry consolidated and rationalized with several institutions merging with, or being acquired by, other banks. Effective utilization of expensive technology, expertise and infrastructure also played a role in this process of rationalization. The net income before taxation of banks and mutual banks rose from R3.1 billion in 1992 to R10.7 billion by the end of December 2001. Industry-wide net income after tax rose from 0.7% of total assets in 1992 to 1.3% in September 2002. Industry-wide net income after tax as a percentage of equity decreased from 0.6% in September 2001 to 14.8% as of September 2002.

The change in focus by the regulatory authorities from direct controls to deregulation has been accompanied by an emphasis on proper capitalization, sound risk management procedures and disclosure. South Africa adheres to the capital adequacy guidelines for banks promulgated by the Bank for International Settlements. As of September 2002, the banking sector as a whole had a capital-to-risk-weighted asset ratio of 12.2%.

Many demands are now being made on South African banking institutions to extend their activities in South Africa to accommodate the banking needs of historically disadvantaged South Africans and to provide more funds for housing, export financing, agriculture and small business development.

The considerable increase in the demand for community-based banking led to the implementation of mutual banking legislation in 1994. The legislation was designed to fill the gap between the informal and formal financial sectors and provides the broader community with access to sophisticated banking, which is also being directed toward community-based activities. The two permanent mutual building societies existing at the end of 1993 became mutual banks (i.e., banks without equity capital in 1994), but one of these mutual banks merged with an equity bank shortly after the legislation was adopted. In 1999, amendments to the mutual banking legislation were introduced in Parliament. If adopted, the amendments will increase the powers of the Registrar of Banks and prohibit officers of associates of banks from being selected as auditors order to achieve efficient management of mutual banks.

Credit Allocation

Following the end of the 1989-1993 recession, domestic expenditure rose through mid-1997 before slowing, accompanied by a sharp rise in credit extension by monetary institutions to the non-bank private sector, in particular other loans and advances including overdraft facilities. Bank credit extension expanded quite briskly in the second half of 2001 but has moderated since the start of 2002.

The following table sets forth a classification of bank credit to the private sector based on the type of economic activity.

Bank Credit

	As of September 2002
	Amount (millions of rand)	Percentage of total credit (%)
Individuals	285,735	32.3
Finance and insurance	276,054	31.2
Real estate & business services	71,841	8.1
Manufacturing	41,756	4.7
Community, social and personal services	32,305	3.7
Trade and accommodation	27,136	3.1
Agriculture	14,800	1.7
Electricity, gas and water	12,928	1.5
Mining	12,919	1.5
Transport and communication	12,174	1.4
Construction	7,550	0.9
Other	89,793	10.1

Total	884,992	100

Source: South African Reserve Bank.

Capital Markets

The Johannesburg Stock Exchange, which is over 100 years old, changed its name to the JSE Securities Exchange of South Africa (JSE) in 2000. The JSE is governed externally by South African legislation and internally by its own rules and regulations. The JSE is the only licensed market for equity securities. The introduction of the Johannesburg Equities Trading system (JET), an electronic, automated and central order-driven system, culminated in the closure of the trading floor in 1996. A computerized clearing and trade reporting system for equities is provided by the JSE. The JSE commenced the first phase of electronic clearing and rolling contractual settlement in fall 1999. The shares of the first listed company to be phased in were dematerialized in September 1999 and trading for settlement in an electronic environment began in October 1999, followed by electronic settlement in November 1999. The Bond Exchange of South Africa (BESA), which was licensed in 1996, is the forum for trading debt instruments. The South African Futures Exchange (SAFEX) is the forum for trading futures contracts. The JSE acquired SAFEX in August 2001 and merged it into the JSE as a Financial Derivatives Division and an Agricultural Products Division. Since August 2001, South Africa’s two exchanges have been the JSE and BESA.

Regulation of insider trading is vested in the Financial Services Board, which has extensive surveillance and detection capability and was established in partnership with the JSE. Insider trading legislation is expected to be extended to the bond and derivative markets.

Since 1995, the JSE has permitted limited liability corporate memberships and has phased out citizenship requirements for members of the JSE. Several banks, both domestic and international, have acquired or established stockbroking businesses as members of the JSE. Stockbrokers are required to meet more stringent capital adequacy requirements and to keep client funds in trust accounts separate from the stockbroker’s own funds. The Stock Exchange Guarantee Fund was established to protect investors and may be used to discharge the liability of any member relating to the buying and selling of securities. The Guarantee Fund also covers deals transacted with a foreign counterparty and principal-to-principal trades. Further rules permit members of the JSE to deal either as agents or as principals in any transaction in equities and allow members to negotiate freely the brokerage fees payable.

Since 1999, companies have been permitted to buy their own shares and are required to disclose security interests, directors’ pensions and emoluments, and to appoint a secretary in all public companies. Legislation restricts undesirable advertising and canvassing relating to securities.

The following table sets forth the market capitalization and number of companies listed on the JSE and the JSE’s trading volumes and values for the period indicated.

JSE Securities Exchange of South Africa

	1997	1998	1999	2000	2001	As of October 2002
Market capitalization(1)	1,129,362	1,001,556	1,616,200	1,551,489	1,770,682	1,598,744
Trading volume(2)	17,853,831	34,411,630	43,101,425	49,565,731	59,557,665	48,449,200
Trading values(3)	206,794	319,334	448,439	536,877	606,136	694,379
Listed companies(4)	642	668	668	616	542	481

(1)	In millions of rand at end of period.
(2)	In thousands of shares traded.
(3)	In millions of rand.
(4)	At the end of period.

Source:	JSE Securities Exchange of South Africa and South African Reserve Bank.

The number of companies listed on the JSE has declined from 668 in 1998 to 481 in October 2002. According to the Federation of International Stock Exchanges, the JSE was the 16th largest stock exchange in the world, in terms of market capitalization, as of the end of August 2002. The market capitalization of the JSE at the end of October 2002 was R1,598 billion. In the first ten months of 2002, the total value of share capital raised by companies listed on the JSE was R50.9 billion, an increase of R27 billion compared to 2001. Turnover of shares listed on the JSE increased from approximately R537 billion in 2000 (34.6% of market capitalization at December 31, 2000) to R606 billion in 2001 (34.2% of market capitalization at December 31, 2001). Turnover of shares on the JSE amounted to R694 billion in the first ten months of 2002.

Non-residents of South Africa made net sales of R6.4 billion in the first 10 months of 2002 compared to net purchases of R29.8 billion in 2001. On average non-resident participation in the JSE has accounted for 29% of the value of all shares traded. Liquidity on the JSE increased from 26.7% in 1998 to 36.2% in October 2002. The closing volume of the All-Share price index on the JSE decreased by 10% from the end of December 2001 to the end of October 2002.

Sanlam listed its shares on the JSE in 1998, in the largest public offering in South African history. Delivering shares to its approximately 2.3 million policyholders, the transformation of Sanlam from a mutual company into a stock company approximately tripled the shareholder base of South Africa. The demutualization of Old Mutual further increased South Africa’s shareholder base, when Old Mutual listed in 1999 as the fifth largest company in terms of market capitalization on the JSE.

BHP Billiton SA, the major mining house, transferred its primary stockmarket listing from the JSE to the London Stock Exchange Ltd. (LSE) in 1997 and in 2001 it entered into a dual-listed company arrangement with BHP Ltd., the Australian natural resources company. Anglo American Corporation, in connection with its merger with Luxembourg-based Minorco, moved its primary stockmarket listing to the LSE in 1999. In 1999, South African Breweries Ltd. also moved its primary listing to the LSE. In June 2000, a foreign primary listing for Dimensions Data Holdings plc was approved. Citing the need to gain access to capital at reduced cost, other South African companies listed on the JSE also are considering transferring their primary stockmarket listings to the LSE. The joint foreign and local listing of Investec Bank was approved in November 2001.

In May 2001, a group of inside investors bought out De Beers, making it a privately owned subsidiary of Anglo American and thus ending its listing on the JSE after 100 years.

The main index charting the performance of the JSE as a whole is the All Share Index. At October 31, 2002, the All Share Index included 162 companies and accounted for approximately 98% of the market capitalization of the JSE. At October 31, 2002, the 10 largest companies by market capitalization represented approximately 51% of total market capitalization.

BESA became the sole formal forum for trading debt instruments (including domestic government debt securities, or gilts) in 1996. Electronic net settlement takes place through settlement agents appointed by the members and market practitioners. Bonds traded on BESA are cleared through the Universal Exchange Corporation Ltd. and immobilized by settlement agents at the Central Depository Limited. The turnover in the bond market is currently approximately 29 times the nominal value of debt issued. The nominal value of turnover on BESA for the year 2001 was R11,658 billion compared with the value for 2000 which was R10,799 billion in 2001. In the first 10 months of 2002, turnover amounted to R10,269 billion. Since 1997, BESA has used a rolling settlement period of three days. BESA implemented a bond automated trading system in January 2000. This system introduced centralized price discovery through screen trading and price transparency through information dissemination.

Derivative instruments are traded either on an over-the-counter basis or on an exchange. The Financial Derivatives Division of the JSE, formerly the South African Futures Exchange prior to its acquisition by the JSE in August 2001, is responsible for all futures contracts and options on these futures. SAFEX Clearing Company (Proprietary) Ltd. (SAFCOM) is the clearing house for SAFEX and also provides compliance, surveillance and other exchange services. Trading takes place on an automated trading system. The number of contracts traded decreased by 30% in the first 10 months of 2002, compared with 2001. Trades are reported as they occur and must be cleared through a clearing member. Listed futures contracts traded include equity futures, interest-rate future, and since 1992, options on certain of these futures. The combined number of equity-related derivative contracts traded reached a record high of 10.9 million contracts in the fourth quarter of 2001 before declining to 8.2 million in the third quarter of 2002. There has been a substantial growth in the warrants market on the JSE in 2001. SAFEX has also introduced commodity futures in South Africa with trade commencing in July 1995, rand-dollar futures in May 1997 and individual equity futures in February 1998. Equity index contracts produced 99% of the turnover on SAFEX in 2001 and the first 10 months of 2002. Trading of futures and options, amounted to R1,020 billion in 2001 and R761 million in the first 10 months of 2002.

The JSE has implemented the Strate, or Share Transactions Totally Electronic, system. The Strate implementation began in March 2001 and paper scrip will be eliminated as it is dematerialized. The Johannesburg Equities Trading system was replaced by the Stock Exchange Electronic Trading System (SETS), the trading system of the LSE in May 2002. This affords member firms and issuers of both the JSE and the LSE easier access to each other’s markets. JSE members and issuers connect to SETS and the JSE through a hub in South Africa. Through SETS, South African companies are able to access international markets without establishing a local presence offshore. The JSE has also concluded an agreement with the Financial Times Stock Exchange (FTSE) pursuant to which the FTSE-JSE Africa Index series was introduced in June 2002. These indices utilize the free-float methodology, which is based on that portion of a listed company’s issued share capital commonly accepted as being in general circulation and not firmly held as part of the corporate control or strategic alliance structure.

Exchange Controls

Exchange control is administered by the Reserve Bank on behalf of the Minister of Finance. It is assisted in this task by a number of banking institutions that have been appointed by the Minister of Finance as authorized dealers in foreign exchange. They undertake foreign exchange transactions for their own account with their clients within limits and subject to conditions laid down by the Reserve Bank.

Until 1995, control over non-residents’ capital transactions was based mainly on the financial rand system, which was reintroduced in 1985 at the time of the proclamation of the debt standstill. See “The External Sector of the Economy — Foreign Debt Arrangements”. Although the financial rand system served South Africa well during the years of the country’s economic isolation, it had many disadvantages and, in normal times, discouraged new foreign investment in the country. In 1995, the National Government abolished the financial rand system and the resulting dual exchange rate, and relaxed the application of the exchange control regulations to allow for the free convertibility and repatriation of the local sale proceeds of South African investments owned by non-residents. From that date, South Africa has had a unitary exchange rate that applies to both current and capital transactions between residents and non-residents. Residents still face certain restrictions, as discussed below.

The present exchange control system in South Africa is used primarily to control movements of capital by South African residents. In order to ensure that capital transfers are not disguised as current payments, controls and limits are placed on transfers of a current nature, such as travel allowances for vacation and business purposes, subsistence allowances for educational and other purposes and gifts to non-residents. South African residents have been permitted since July 1997 to export capital or to hold foreign currency and the current limit is R750,000 per person. Certain restrictions are imposed on foreign investment by South African residents. South African exchange control authorities also require residents to obtain permission to borrow funds abroad. South African residents who wish to make direct investments in businesses in other countries must obtain prior approval. Applications to undertake such transactions are considered on merit and are granted if South African exchange control authorities believe the investments would be of long-term economic benefit to South Africa. Portfolio or non-direct foreign investments were prohibited until 1995, when the Minister of Finance announced that institutions such as insurance companies, pension funds and unit trusts would be allowed, with prior Reserve Bank permission, to diversify a small portion of their investments by obtaining portfolio investments abroad, provided those investments were obtained by way of asset swaps, thereby ensuring that they had no effect on foreign exchange reserves. The asset swap mechanism was terminated in February 2001.

Authorized foreign exchange dealers are allowed to approve the granting of credit terms in respect of exports only for periods not exceeding six months, with an extension of a further six months in certain circumstances without reference to the Reserve Bank. From 1996, corporations engaged in exportation and importation were permitted to offset costs of imports against proceeds from exports within a specified period. In addition, the permitted level of borrowings by operations owned or controlled by non-residents has been increased from 50% to 75%.

Various measures aimed at easing certain of the country’s remaining exchange control regulations became effective in mid-1997. The measures included abolishing most remaining quantitative limits on current account transactions; permitting South African institutions to invest funds abroad; permitting trading of rand-dollar futures contracts on the South African Futures Exchange, with participation initially restricted to non-residents and authorized local dealers in foreign exchange; and relaxing the application of local borrowings limits to foreign controlled South African companies. In March 1998, it was announced that South African companies would be allowed to retain foreign currency earnings in the form of export proceeds and service receipts for up to 180 days from the date of shipment or date of service rendered. Such funds now may be retained in a customer foreign currency account (CFC account) for 180 days from date of credit to the account.

The National Government is considering the circumstances in which it could phase out remaining exchange controls.

Gold and Foreign Exchange Contingency Reserve Account

The South African Reserve Bank maintains for the account of the South African Government a Gold and Foreign Exchange Contingency Reserve Account which consists of credit and debit balances of three different accounts: a gold price adjustment account; a foreign exchange adjustment account; and a forward exchange contracts adjustment account. From time to time, upon the agreement of the Minister of Finance and the governor of the Reserve Bank, the balance on the account may be reduced by the issuance by the South African Government to the Reserve Bank of zero-coupon bonds convertible at the option of the Reserve Bank into interest-bearing bonds. Such an issuance to the value of R7 billion was made in 2002 in partial payment of the outstanding balance on the Gold and Foreign Exchange Contingency Reserve Account. At March 31, 1998, the account had a balance of R73 million. In the context of considerable international financial instability, losses amounting to some R14.4 billion (1.9% of GDP) were recorded on the Account in 1998-1999 and the outstanding balance on March 31, 2001, was R18.2 billion, while on March 31, 2002, it had reached R28 billion. The aggregate amount of the three accounts comprising the account can fluctuate from time to time during each fiscal year.

All gold of the Reserve Bank is traded for the account of the South African Government, and the gold price adjustment account reflects any profit or loss on the gold held by the Reserve Bank. The foreign exchange adjustment account reflects any profit or loss on assets of the Reserve Bank denominated in currencies other than rand as a result of depreciation or appreciation, as the case may be, of the rand against the currency of such assets. Since 1997 the Reserve Bank has permitted an increasing percentage of South Africa’s gold production to be marketed by the Rand Refinery and various mining houses.

In the interest of financial stability, the Reserve Bank is still involved in the forward foreign exchange market, and the forward exchange contracts adjustment account reflects any profit or loss on any forward exchange contract entered into by the Reserve Bank, and any profit or loss due to changes in the value of the rand against the currency of the United States on certain agreements for the reinsurance of export contracts. Since early 1997, the Reserve Bank has refrained from providing cover for periods longer than one year. The Reserve Bank is reducing its role in providing forward foreign exchange to cover future external commitments, and only enters this market at its own initiative. Private banking institutions now are encouraged to develop an active and efficient forward foreign exchange market without undue participation by the Reserve Bank.

Rapid progress was made in reducing the net open forward position in 1999, but this slowed in 2000 as a result of smaller capital inflows. The net open forward position was reduced to $4.8 billion in October 2001, declined to $1.8 billion in April 2002 and is expected to reach zero in due course. The Reserve Bank’s stated policy is not to intervene by purchasing foreign exchange from the market to reduce the net open forward position, because of its view that it is now at a comfortable level of exposure on par with those prevailing in G10 countries.

THE EXTERNAL SECTOR OF THE ECONOMY

Foreign Trade
South Africa’s imports and exports (including gold) accounted for roughly 21.9% and 26.3%, respectively, of real GDP in 2001. South Africa generally has maintained a trade surplus since 1982.
The following table sets forth South Africa’s balance of trade for the periods indicated.

Foreign Trade(1)(2)

	1997	1998	1999	2000	2001	2002(5)
Exports	(millions of rand)
Mining	52,731	46,223	45,614	95,092	77,345	44,985
Motor vehicles, parts and accessories	4,955	6,170	10,183	13,035	18,177	12,734
Basic iron and steel products	12,090	13,900	14,343	19,348	18,449	12,455
Non-electrical machinery(4)	5,883	6,725	7,864	12,135	17,119	9,132
Industrial chemicals	7,195	7,528	8,331	9,639	11,697	7,558
Agriculture	6,333	6,210	8,171	7,086	8,874	6,441
Non-ferrous metal products	6,293	8,632	7,234	9,176	8,976	5,914
Processed food	5,158	6,527	6,261	7,472	9,099	5,215
Petroleum and petroleum products	4,045	3,111	3,963	2,744	1,010	5,064
Paper and paper products	3,248	4,021	4,533	6,503	6,515	3,822
Other chemical products	2,921	3,054	3,317	5,128	5,446	3,663
Other	26,007	20,225	25,304	31,933	36,015	23,220

Total exports	136,859	133,541	145,118	219,291	218,722	140,202

Imports
Non-electrical machinery(4)	26,207	29,482	26,685	30,553	35,455	22,103
Motor vehicles, parts and accessories	14,277	15,287	18,277	25,412	31,540	20,697
Mining	16,655	12,491	16,668	30,658	32,216	18,728
Radio, television and communications	9,016	15,148	11,354	14,844	14,897	9,236
Other chemical products	8,221	9,575	10,583	12,210	14,197	9,066
Industrial chemicals	7,402	8,000	8,247	9,975	11,036	7,209
Professional equipment etc.	4,454	5,175	5,303	6,274	7,522	4,920
Transport equipment(3)	3,762	4,588	5,825	6,912	9,186	4,207
Electrical machinery	4,167	5,158	5,068	5,868	6,618	4,010
Processed food	5,669	5,450	5,298	5,883	6,360	3,852
Metal products	2,595	3,083	3,116	3,260	3,936	2,604
Other	27,485	30,429	30,734	35,674	36,912	24,931

Total imports	129,910	143,866	147,158	187,522	209,874	131,564

(1)	Not adjusted for balance of payments purposes.
(2)
The totals for the geographical distribution of foreign trade that is presented in the table titled “Distribution of Trade” may differ from the data presented herein due to the differing methodologies employed. See “The External Sector of the Economy — Geographic Distribution of Trade”.

(3)	Excluding machinery and equipment.
(4)	Excluding metal products.
(5)	Through June 2002.

Source: South African Industrial Development Corporation.

Exports

South Africa’s exports have traditionally have consisted largely of primary products, especially mining products, with gold, diamonds, platinum, group metals, coal and iron exported in large quantities. However, in recent years, manufactured products have accounted for an increasingly large proportion of exports.

Owing mainly to an increase in the physical quantity of goods exported, the value of South Africa’s merchandise exports began an upward trend and advanced from R136.9 billion in 1997 to R219.3 billion in 2000 and to R218.7 billion in 2001. Following the depreciation of the rand since the beginning of 2000, changing relative prices dampened demand for imports while making exported goods cheaper to foreign purchasers, resulting in an increase of the net export level.

Primarily due to the depreciation of the rand, net gold exports have increased steadily in recent years. Gold accounted for 26.9% of the value of South African mineral export sales in 2001-2002 and 11.2% of South Africa’s merchandise exports in the same period. The net value of gold exports improved from R26.8 billion in 2000 to R29.4 billion in 2001 and to R20.9 billion in the first half of 2002.

Imports

Non-electrical machinery, accounting for approximately 16.9% of the value of total imports in 2001, continues to be the most significant import, followed by motor vehicles, parts and accessories (approximately 15%) and mining (approximately 15.3%).

Import prices were favorably affected by relatively low inflation rates in South Africa’s main trading partner countries, rising at an average rate of 7% during 1995-1997.

The general rise in prices of imported goods consequent to the depreciation of the rand led to a slowdown of the strong growth in the value of merchandise imports, which had been in evidence since 1993. The price of imported goods fell from 14.4% in 2000 to 10% in 2001. The effect of growth in imported goods was restrained during the first three quarters of 2001 by lower crude oil prices. The depreciation-driven import inflation only filtered through in the fourth quarter of 2001 and into 2002.

The combined effect of these volume and price changes was that the value of merchandise imports increased during 1996-2000, with a subsequent decline in 2001. Non-electrical machinery and motor vehicles, parts and accessories remained South Africa’s largest import categories during the period 1997-2002. Collectively, these two classes of imports accounted for 34.9% of total merchandise imports in 1991, and for 32.5% during January-June 2002, the latest period for which information is available.

South Africa’s Commitment to the WTO

South Africa was a founding member of the General Agreement on Trade and Tariffs (GATT) and has been an active participant for decades in the various GATT rounds of multilateral trade negotiations. The South African Government is committed to the principles expressed in the GATT, now greatly expanded by the results of the Uruguay Round of Multilateral Trade Negotiations (the Marrakesh Agreement). South Africa acceded to the Marrakesh Agreement in 1994 and became a member of the WTO upon its establishment in 1995.

Pursuant to the Marrakesh Agreement, South Africa committed to reduce its tariffs on industrial products by approximately one third from the levels prevailing in 1994, over a five-year period from

1995-1999 (excluding the motor and textile sectors, where the phasing-out of tariffs was scheduled for an eight-year period to 2002). South Africa also agreed to establish ceilings above which it would not raise its tariffs in respect of 98% of its tariff lines, compared with 16% prior to the Marrakesh Agreement. The rate at which scheduled reductions are made is determined by the National Government in light of industry-specific circumstances with a view to supporting the development and overall competitiveness of the economy. In addition to its WTO commitment of a one-third reduction in tariff rates, South Africa simultaneously has undertaken a major tariff restructuring which involved further reductions beyond its commitments and the simplification of the tariff structure by eliminating approximately one-third of the tariff lines and reducing the number of different rates in order to achieve greater uniformity. This tariff restructuring was determined by the Minister of Trade and Industry, acting on the advice of the Board on Tariffs and Trade after a process of consultation with business and organized labor through NEDLAC. Quantitative restrictions on agricultural imports also have been eliminated and replaced by tariffs, where justified, on the recommendation of the Board on Tariffs and Trade. Most sectors are expected to benefit from lower input costs as a result of the reductions in South African tariffs. South Africa’s remaining import surcharges have been abolished, which is expected to strengthen these trends.

Pursuant to the Marrakesh Agreement, South Africa has phased out support measures and subsidies inconsistent with the principles expressed in the GATT. See “The South African Economy —Principal Sectors of the Economy — Manufacturing”. South African industries therefore are being encouraged to improve their competitiveness in domestic and foreign markets, despite diminishing levels of tariff support from the South African government. However, South African industries are expected to benefit from cost reductions, supply side support measures and reduced import duties of trading partner countries that were negotiated in the Uruguay Round, as well as from certain market access preferences that have been granted to South Africa by Canada, the European Union, Hungary, Japan, Norway and the United States.

Geographic Distribution of Trade

During the apartheid era, South Africa was isolated from, and subject to economic, cultural and political sanctions by, the international community. The country fully reestablished its links with the outside world following the 1994 elections. See “Republic of South Africa — International Relations”.

The following table sets forth the distribution of South Africa’s exports and imports of merchandise for the periods indicated.

Distribution of Merchandise Trade(1)

	1997	1998	1999	2000	2001	2002(2)
	(millions of rand)
Exports
United Kingdom	9,153	10,930	14,893	18,546	20,936	11,596
United States	10,700	14,752	16,463	24,979	19,265	11,425
Germany	6,446	9,049	12,968	16,207	15,731	9,092
Japan	9,470	9,829	11,153	16,764	10,810	7,446
Netherlands	4,084	5,863	6,023	6,903	9,388	6,451
Belgium	3,412	4,443	5,326	6,349	6,657	4,760
Italy	2,794	3,936	4,268	5,836	6,519	4,197
Zimbabwe	4,809	4,905	4,766	4,517	4,965	3,271
Rep. of China/Taiwan	3,636	3,023	3,474	3,615	3,821	2,734
Other	73,922	74,008	82,109	104,196	117,155	70,950
Total exports	128,426	140,738	161,443	207,912	215,247	131,922
Imports
Germany	17,471	20,762	21,591	24,880	32,227	20,595
United States	15,790	19,559	20,228	22,147	25,831	14,361
United Kingdom	14,472	14,385	14,090	16,103	18,197	11,751
Japan	9,577	11,211	11,434	14,838	14,686	9,422
People’s Republic of China	3,190	4,347	5,010	6,935	9,087	6,041
France	4,617	6,287	5,835	7,895	8,152	4,993
Italy	4,897	5,748	5,517	6,246	8,067	4,829
Australia	3,257	3,510	3,237	4,650	6,049	3,446
Rep. of China/Taiwan	3,589	3,667	3,635	4,222	4,520	2,532
Netherlands	3,280	3,740	3,444	3,552	4,060	2,336
Other	47,860	50,954	53,319	76,589	84,565	48,091
Total imports	128,000	144,170	147,340	188,057	215,441	128,397
Balance of merchandise trade	426	(3,432)	14,103	19,855	(194)	3,525

(1)	Data on this table do not match those on the table in “The External Sector of the Economy — Foreign Trade” because the sources used by the statistical organizations differ.
(2)	Through June 2002.

Source: South African Revenue Service.

Balance of Payments

The following table sets forth the balance of payments for South Africa (including the former TBVC states) for the periods indicated.

Balance of Payments(1)

	1997	1998	1999	2000	2001	2002(8)
	(millions of rand)
Current account
Merchandise exports, f.o.b.(2)	118,012	135,214	150,619	193,221	232,456	208,149
Net gold exports(3)	25,818	25,907	24,278	26,830	29,407	32,210
Service receipts	24,587	29,068	30,998	33,905	39,978	34,424
Income receipts	6,011	7,193	9,582	15,701	18,337	14,102
Less: Merchandise imports, f.o.b.(2)	133,061	150,705	150,025	189,842	219,916	205,879
Less: Payments for services	27,657	30,927	34,870	39,628	44,549	39,647
Less: Income payments	20,808	24,524	28,846	37,418	51,143	37,497
Current transfers (net receipts)	(3,328)	(4,093)	(5,662)	(6,422)	(6,257)	(4,433)
Balance on current account	(10,426)	(12,867)	(3,926)	(3,653)	(1,687)	1,429
Capital transfer account (net receipts)	(892)	(309)	(377)	(359)	(264)	(219)

Financial account
Direct investment
Liabilities(4)	17,587	3,104	9,184	6,158	57,234	5,860
Assets(5)	(10,831)	(9,841)	(9,659)	(1,878)	28,687	6,976
Net direct investment	6,756	(6,737)	(475)	4,280	85,921	12,836

Portfolio investment
Liabilities	51,563	50,452	83,883	11,793	(24,000)	7,183
Assets	(20,983)	(30,077)	(31,537)	(25,628)	(43,626)	(8,228)
Net portfolio investment	30,580	20,375	52,346	(13,835)	(67,626)	(1,045)

Other investment
Liabilities	(1,330)	6,534	(9,322)	10,828	(18,121)	4,785
Assets	(8,957)	(2,872)	(10,034)	947	(11,184)	4,867
Net other investment	(10,287)	3,662	(19,356)	11,775	(29,305)	9,652
Balance on financial account	27,049	17,300	32,515	2,220	(11,010)	21,443
Unrecorded transactions(6)	(4,870)	(8,143)	(2,347)	6,906	18,143	12,919
Change in net gold and other foreign reserves owing to balance of payments transactions	10,861	(4,019)	25,865	5,114	5,182	35,572
Change in liabilities related to reserves(7)	8,089	4,529	(65)	(1,922)	13,570	(18,944)
SDR allocations and valuation adjustments	258	6,167	1,143	11,919	47,749	(14,898)
Change in gross gold and other foreign reserves..	19,208	6,677	26,943	15,111	66,501	1,730
Change in capital transfer and financial accounts including unrecorded transactions	21,287	8,848	29,791	8,767	6,869	34,143

(1)	Data for the last four years are preliminary and subject to revision.
(2)	Published customs figures adjusted for balance of payments purposes.
(3)	Net foreign sales of gold plus changes in gold holdings of the Reserve Bank and other banking institutions.
(4)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.
(5)	Investment by South African residents in undertakings abroad in which they have at least 10% of the voting rights.
(6)	Transactions on the current, capital transfer and financial accounts.
(7)	Liabilities related to foreign reserves include all foreign short-term liabilities of the Reserve Bank and short-term foreign loans to the National Government by international organizations.
(8)	Through first three quarters of 2002.

Source: South African Reserve Bank.

    Current Account

From 1985 to 1993, South Africa recorded current account surpluses that funded large capital outflows. The surplus on the current account of the balance of payments reversed from R4.9 billion in 1993 to deficits thereafter, reaching a deficit of R12.9 billion, or 1.7% of GDP, in 1998. This figure reflected a response to the currency depreciation and the sharp rise in the value of merchandise imports. See “The External Sector of the Economy — Foreign Trade”. The deficit on the current account narrowed to R8.4 billion in 1999 and was R3.1 billion in 2000. Although South Africa recorded a current account surplus from the fourth quarter of 2000 through the second quarter of 2001, the current account balance thereafter reversed to a slight deficit. A decline in export values was the principal cause of this deterioration in the current account balance. There was a sizeable decline in the negative balance on the services account in the first quarter of 2002, turning the balance on the current account (seasonally adjusted and analyzed) from a deficit of R2.7 billion in the fourth quarter of 2001 to a surplus of R4.2 billion in the first quarter of 2002. The surplus on the current account of the balance of payments narrowed to R3.1 billion in the second quarter of 2002. The deficit on the services and income account of the balance of payments contracted in the third quarter of 2002, but the shrinking of the deficit could not fully counteract the weakening in the country's trade balance. The current account balance (seasonally adjusted and analyzed) consequently changed to a deficit of R4.8 billion in the third quarter of 2002. The cumulative surplus on the current account amounted to R1.4 billion in the first three quarters of 2002, compared to a deficit of R1.1 billion in the first three quarters of 2001.

The weak economic conditions in Asia had a strong contractionary effect on growth in overall real exports during 1998. As a consequence of the depreciation of the rand, the value of merchandise exports rose further by approximately 14.6% in 1998, 11.4% in 1999 and 28.3% in 2000. The rise in commodity prices, together with the weakening of the exchange rate of the rand, helped to lift the average price of merchandise exports by 15% in 2000. On average, international commodity prices expressed in dollars declined by 6.5% in 2001. The depreciation of the rand nevertheless pushed up the rand proceeds of South Africa’s exports by 19.1% in 2001. The volume of merchandise exports also rose between 1998-2001. South African exports to the United States increased by 8.4% in 2001, despite anti-dumping actions against South African steel exports resulting from an agreement with the United States that came into effect in 2001. The value of mineral exports also rose by 17.3% in the year to November 2001, while non-mineral exports rose by 29%, primarily as a result of the depreciation of the rand.

Following a decline of 6.3% in 1999, the value of net gold exports increased in 2000 and 2001. Gold production fell by 7.9% in 2001. However, the value of gold exports increased from R26.8 billion in 2000 to R29.4 billion in 2001. As the average level of the gold price in international markets fell from U.S.$279 per ounce in 2000 to U.S.$271 in 2001, the rise in the overall value of gold exports could be attributed entirely to the decline in the exchange value of the rand. Gold exports were boosted in 2002 by a rise in the average price of gold from U.S.$291 per ounce in the first quarter to U.S.$314 per ounce in the third quarter.

With the increase in domestic expenditure, the demand for imported goods and services rose in the 1996-1999 period, with merchandise imports rising from R118.7 billion in 1996 to R149.5 billion in 1999 and to R189 billion in 2000. The increase in 2000 was attributable primarily to higher imports of manufactured products and a higher level of economic activity. The volume of merchandise imports into South Africa increased by 9.5% in 2000 but declined by about 1.0% in 2001. Import prices in rand terms were driven higher by a small increase in wholesale prices in South Africa’s main trading-partner countries and by the rapid decline in the external value of the rand. The general level of import prices rose by 17.5% in 2001. Predominantly as a consequence of the sharp increase in the prices of imported goods, the value in rand of merchandise imports rose by about 16% in 2000-2001. Imports of manufactured goods rose faster than total imports, lifting their contribution to total merchandise imports from 74% in 2000 to 76% in 2001.

The deficit on the services and income account widened from R33.9 billion in 2000 to R45.6 billion in 2001. Higher income payments to non-resident owners of shares in South African companies contributed substantially to this deterioration in the country’s external account.

    Financial Account

The 1994 election marked the beginning of a reversal in the decade-long, steady net outflow of capital from South Africa. Following significant net inflows of capital in 1994 and 1995, increased uncertainty concerning the value of the rand caused the net inflow of capital (not related to reserves) to decrease to R3.2 billion in 1996. From R16.7 billion in the prior year, net capital inflows of R22.2 billion were recorded in 1997, mainly due to the inward movement of portfolio capital. The financial account registered a further net inflow of R7.9 billion in 1998. Strong portfolio investment into South Africa resulted in a R27.4 billion inflow of capital into the country in 1999, which was the highest recorded inflow of capital. Subsequently, a global reassessment of risk by international investors in emerging markets and heightened volatility in asset prices resulted in a deterioration in investor sentiment toward South Africa in the first six months of 2000. The balance of the financial account consequently turned into an outflow of R2.6. billion, resulting in a lower net inflow of R8.5 billion in 2000. Although negative investor sentiment continued in 2001, South Africa continued to receive equity capital investments, unlike economies such as Argentina, Brazil and Turkey, resulting in a net inflow of R7.1 billion in 2001. By the beginning of 2002, foreign investor sentiment had improved noticeably and, as the prices of domestic assets were at attractive levels following the decline in the exchange value of the rand, substantial capital inflows into the economy were restored in the first three quarters of the year.

The following table sets forth capital movements into and from South Africa for the periods indicated.

Capital Movements(1)

	1997	1998	1999	2000	2001	2002(8)
	(millions of rand)
Liabilities(2)
Direct Investment(3)	17,587	3,104	9,184	6,158	57,234	5,860
Public corporations	5,640	819	1,357	—	—	(383)
Banking sector	650	398	95	312	—	—
Private non-banking sector	11,297	1,887	7,732	5,846	57,234	6,243
Portfolio investment	51,563	50,452	83,883	11,793	(24,000)	7,183
Monetary authorities	—	—	—	—	—	—
Public authorities	23,702	3,414	28,777	(13,824)	(13,999)	11,048
Public corporations	778	246	2,380	(1,164)	(5,099)	(465)
Banking sector	4,664	3,099	4,329	20	4,128	(1,877)
Private non-banking sector	22,419	43,693	48,397	26,761	(9,030)	(1,523)
Other investments	(1,330)	6,534	(9,322)	10,828	(18,121)	4,785
Monetary authorities(4)	267	(162)	709	(592)	(46)	(234)
Public authorities	(549)	(410)	(1,645)	127	1,157	21,340
Public corporations	(1,492)	106	92	1,571	(3,661)	(2,537)
Banking sector	(1,558)	4,309	(5,772)	8,866	(6,416)	(12,236)
Private non-banking sector	2,002	2,691	(2,706)	856	(9,155)	1,548

Assets(5)
Direct investment(6)	(10,831)	(9,841)	(9,659)	(1,878)	28,687	6,976
Public corporations	—	(266)	(2,274)	—	—	—
Banking sector	(530)	(4,337)	(787)	—	10	—
Private non-banking sector	(10,301)	(5,238)	(6,598)	(1,878)	28,677	6,976
Portfolio investment	(20,983)	(30,077)	(31,537)	(25,628)	(43,626)	(8,228)
Monetary authorities	—	—	—	—	—	—
Public authorities	—	—	—	—	—	—
Public corporations	—	—	—	—	—	—
Banking sector	382	178	(506)	(1,595)	50	(117)
Private non-banking sector	(21,365)	(30,255)	(31,031)	(24,033)	(43,676)	(8,111)
Other investments(7)	(8,957)	(2,872)	(10,034)	947	(11,184)	4,867
Monetary authorities	949	3	38	(1)	(1)	(2)
Public authorities	9	5	—	—	(3,361)	(3,847)
Public corporations	(148)	(154)	(1,859)	132	(9)	(1,777)
Banking sector	(554)	(527)	(374)	(1,709)	(2,703)	(3,591)
Private non-banking sector	(9,213)	(2,199)	(7,839)	2,525	(5,110)	14,084

(1)	Identified capital movements.
(2)	A decrease in liabilities (outflow of capital) is indicated by parentheses.
(3)	Investment by foreigners in undertakings in South Africa in which they have individually (or collectively in the case of affiliated organizations or persons) at least 10% of the voting rights.
(4)	These transactions comprise only the liabilities of the Corporation of Public Deposits.
(5)	An increase in assets (outflow of capital) is indicated by parentheses.
(6)	Investment by South African residents in undertakings abroad in which they individually (or collectively in the case of affiliated organizations or persons, have at least 10% of the voting rights).
(7)	Including the long-term assets of the Reserve Bank and the Corporation of Public Deposits.
(8)	Through first three quarters of 2002

Source: South African Reserve Bank.

The following table sets forth total foreign direct investment by South African entities and total foreign direct investment in South Africa by foreign entities for the periods indicated.

Foreign Direct Investment

	1997	1998	1999	2000	2001(1)
	(millions of rand)
South African foreign direct investment
Europe	99,170	138,842	176,621	208,937	na
Africa	6,147	9,386	9,971	12,265	na
Americas	5,507	6,466	10,937	16,474	na
Asia	933	1,553	1,272	1,671	na
Oceania	1,404	1,138	4,232	5,241	na
Other	9	—	3	65	na

Total	113,170	157,385	203,036	244,653	259,000

Foreign direct investment in South Africa
Europe	61,070	65,659	288,042	292,632	na
Americas	13,391	15,452	19,052	22,852	na
Asia	5,466	9,320	8,746	10,154	na
Africa	908	794	1,769	2,279	na
Oceania	499	509	907	548	na
Other	129	127	114	394	na

Total	81,463	91,862	318,630	328,859	386,000

Note:  na=not available
(1)	Foreign Direct Investment totals for 2001 are rounded. Additionally, regional investment totals are not yet available for this year.

Source:	South African Reserve Bank.

Total outstanding foreign debt (debt owed by the National Government and private parties to non-residents) fell from approximately 41.4% of GDP at the end of 1985 to approximately 29.7% at the end of 1999, establishing South Africa as a low-debt country by international standards. South Africa’s total outstanding foreign debt declined from 29% of GDP at the end of December 2000 to 27% of GDP at the end of 2001.

Foreign Debt Arrangements

South Africa’s external debt increased during the first half of the 1980s from $16.9 billion in 1980 to $24.3 billion at the end of 1984. In rand terms, this trend was exacerbated by the decline in the external value of the currency during this period, and as a result the rand value of the foreign debt increased from R12.6 billion in 1980 to R48.2 billion in 1984, coinciding with a marked rise in the amount of short-term debt. Of South Africa’s total external debt amounting to the equivalent of $23.7 billion in 1985, approximately $15 billion was repayable within 15 months.

Although the total external debt in 1985 was not excessive by international standards, the build-up of short-term debt, combined with political and social developments in South Africa and increasing pressure by international banks on South Africa, created a major liquidity crisis and caused further downward pressure on the exchange rate of the rand. In late August 1985, the South African authorities announced that the foreign exchange markets and the Exchange would close for three days. In September 1985, the Minister of Finance announced that the financial rand mechanism, which had been abolished in 1983, was to be reintroduced (see “The Monetary and Financial System — Exchange Controls”) and that repayments of certain “affected” indebtedness to foreign creditors would be prohibited during the last four months of 1985 (the “Standstill”). Of South Africa’s total outstanding external debt of $23.7 billion at August 31, 1985, $13.6 billion was defined as “affected” debt. The balance, $10.1 billion, was not affected by the Standstill. The Standstill did not apply to payments for normal current transactions and specifically excluded payments on certain categories of foreign debt, namely: (i) bonded debt issues, (i.e., bonds quoted on foreign stock exchanges and notes privately placed); (ii) debts payable to international organizations; (iii) debts guaranteed by foreign governments or their export agencies; (iv) foreign debt commitments of the Reserve Bank; (v) outstanding amounts due from domestic importers to foreign suppliers for goods and services rendered after the start of 1985 in South Africa; and (vi) new loans granted by non-residents to residents after the beginning of September 1985. Both interest payment and capital repayment obligations related to these debts were not affected by the Standstill (the “non-affected debt”), and all such obligations in respect of public debt have been fully met. In December 1985, the Standstill on affected debt was extended to the end of March 1986 in order to negotiate an agreement with creditor banks.

In March 1986, the First Interim Debt Arrangement was agreed. It provided for the extension of the standstill on repayment of affected debt, which totalled $13.6 billion, until June 1987 but provided for the continued payment of interest on the affected debt at an approved rate and also for the repayment of 5% of the principal of certain affected debt that matured before June 1987. Such repayments amounted to approximately $500 million. Under the terms of this First Interim Debt Arrangement, foreign creditors with maturing debt could agree with the South African debtor to roll over or extend the loan, sell the existing debt, arrange the assumption of the debt by another South African debtor or have the loan amount, upon maturity, deposited into a special restricted account with the Public Investment Commissioners (PIC), a non-banking financial institution entrusted with the administration of a wide range of public sector funds. In the event that a South African debtor and its foreign creditor were unable to agree on one of these options, the South African debtor was obliged to pay the principal amount of the affected debt into a restricted account with the PIC, which then assumed the debt and was obligated to repay it in accordance with the terms of the First Interim Debt Arrangement. If the foreign creditor could subsequently procure a new South African debtor, the PIC would release the relevant amount to such debtor, but such amount would remain affected debt. The arrangement also afforded creditors the option to convert affected debt into three-year medium-term loans, subject to approval by the exchange control authorities, and any debt so converted would cease to be affected debt. By August 1991, all loans approved under this option ($649 million) had been repaid.

In March 1987, a Second Interim Debt Arrangement extended the standstill on affected debt of $13.9 billion to June 1990 and made provision for the periodic repayment of up to 13% of the declining balance of affected debt with maturity dates up to June 1990. Total repayments during this period amounted to approximately $1.5 billion. An option to convert affected debt into non-affected long-term loans repayable over nine and a half years was also included. More than $4 billion was converted. The Second Interim Debt Arrangement enabled South Africa to permit affected debt to be utilized for investment in South African enterprises or property.

In October 1989, a Third Interim Debt Arrangement extended the standstill on affected debt of $7.3 billion to December 1993 and made provision for the periodic repayment of up to 20.5% of the declining balance of affected debt with maturity dates up to December 1993. This arrangement provided an option to convert short-term affected debt into long-term non-affected loans of at least ten years’ maturity. The Third Interim Debt Arrangement also enabled South Africa to permit affected debt to be utilized for investment in South African enterprises or property.

In September 1993, agreement was reached with South Africa’s foreign creditor banks for a final rescheduling of the remaining amount of $4.4 billion of affected debt. In accordance with this final debt arrangement, the remaining balance was repaid to creditors in full in semi-annual installments from February 1994 through August 2001. Approximately 40% of the amount of outstanding debt was repaid during the first five years, with the remaining 60% paid during the last three years of the arrangement.

The final debt arrangement permitted the conversion of short-term affected debt into non-affected debt provided that the new debt had a maturity of at least eight and a half years and was repayable in not fewer than 10 equal semi-annual installments, the first of which was payable no earlier than four years from the date of conversion. It also permitted the conversion during 1994 of affected debt owing by the PIC into non-affected dollar denominated notes issued by the PIC, payable in one amount on maturity nine years from the date of issuance. The final debt arrangement also enabled South Africa to permit affected debt to be utilized for investment in South African enterprises or property.

Affected debt was further reduced by conversion into longer-term non-affected debt and by debt-for-equity swaps. The option of converting affected debt into equity was suspended in March 1995, by when the value of accumulated applications to exercise this option amounted to $2.3 billion. Between August 1985 and June 2002, non-affected foreign currency-denominated debt has increased from $10.1 billion to $24.7 billion.

Since August 1985, payments of both principal and interest have been fully met on both affected and non-affected debt; in the case of non-affected debt, pursuant to the terms of original contractual obligations and in the case of affected debt, pursuant to the terms of the four interim debt arrangements. South Africa repaid the affected debt in full in August 2001 and the Debt Standstill Regulations were repealed in November 2001. Valued at the exchange rates at August 31, 1985, the outstanding amount of affected debt at the time of the special arrangements in September 1985 was reduced by $13.6 billion under the Interim and Final Debt Arrangements.

From the end of 1985 to the end of 2001, South Africa’s total foreign debt (including debt owed by both the National Government and private debtors), expressed as a percentage of GDP, decreased from 41.4% to 27% and, expressed as a percentage of the country’s exports of goods and services, decreased from 126.1% to 82.8%. See also “National Government Debt — Debt Record”.

The following table sets forth total foreign currency-denominated debt of South Africa for the periods indicated.

Foreign Currency-Denominated Debt of South Africa(1)

	1997	1998	1999	2000	2001(5)	2001(6)	2002(7)
	(millions of rand(2))
Affected debt
Public sector	5,835	6,952	4,647	2,793	1,605	—	—
Monetary sector(3)	1,036	791	554	431	298	—	—
Non-monetary private sector	5,178	5,914	3,939	2,460	1,299	—	—

Total affected debt	12,049	13,657	9,140	5,684	3,202	—	—
Other foreign-currency-denominated debt
Public sector	20,244	20,856	19,738	28,487	29,154	36,452	48,772
Monetary sector(3)	36,633	51,518	50,402	62,650	59,261	107,712	67,873
Non-monetary private sector	27,791	30,053	35,821	47,885	46,773	72,505	59,272
Bearer bonds and notes	19,591	25,768	29,635	41,966	45,942	72,481	79,129
Long-term loans(4)	6,443	4,531	2,407	1,483	1,275	1,487	757

Total other foreign- currency-denominated debt	110,682	132,726	138,003	182,471	182,405	290,637	255,804
Total foreign-currency- denominated debt	122,731	146,383	147,143	188,155	185,607	290,637	255,804

(1)	Excluding blocked rand accounts, ordinary and non-redeemable preference shares, quoted domestic debentures and quoted domestic loan stock.
(2)	Valued at middle-market exchange rates as of the end of period.
(3)	Including lending to other sectors.
(4)	Debt converted to long-term debt outside the standstill net.
(5) For	the period to June 2001.
(6)	For the period to December 2001. Affected foreign currency-denominated debt was repaid in full by August 2001.
(7)	For the period to June 2002.

Source: South African Reserve Bank.

Reserves and Exchange Rates

The nominal effective exchange rate of the rand declined by 23.3% from the end of December 1997 to August 1998. The nominal effective exchange rate of the rand fluctuated in 1999, weakening substantially in the first half of 1999 while appreciating somewhat in the second half, resulting in a decline of 9.5% for the full year. In the first six months of 2000, the value of the rand was subjected to renewed downward pressure. Events in other parts of southern Africa and a substitution by international investor’s commodity-related assets in favor of other assets resulted in a decline of 6.6% in the weighted exchange rate of the rand from the end of December 1999 to June 2000 and a decline of 6.2% from the end of June 2000 to December 2000. Concern about the possible impact of rising oil prices on global growth prospects contributed to increased volatility in international currency and securities markets as investors became increasingly risk-averse toward the end of 2000. A strong improvement in the overall balance of payments, and news of the restructuring of De Beers and the consequent inflow of foreign capital into South Africa, brought an end to this decline in the second quarter of 2001 as the nominal effective exchange rate strengthened by 1.2% in this quarter. The rand once again fell in July and August 2001, partly due to the political crisis in Zimbabwe and the related increased fear of spillover effects on the South African economy. Concern among international investors about developments in emerging markets in general weighed heavily on the external value of the rand during the third quarter of 2001. This aggravated the effects of the demand for foreign exchange to finance a deficit on the current account of the balance of payments during the third quarter of 2001. The pace of decline in the exchange rate was furthermore accelerated when exporters delayed the repatriation of their export proceeds in anticipation of a decline in the exchange value of the rand. Importers, in turn, advanced the payment of their external commitments. The nominal effective exchange rate of the rand declined by 13.5% from the end of the second quarter of 2001 to the end of the third quarter. On balance, this was the largest quarter-on-quarter decline in the trade-weighted value of the rand since the emerging-market crises of 1998. The terrorist attacks on the United States heightened volatility in the domestic foreign exchange market even further during September 2001. In the fourth quarter of 2001, the global economic slowdown began to have an impact on South Africa, with the exchange rate absorbing the major part of the adjustment, resulting in the rand depreciating by approximately 37% against the U.S. dollar during 2001. Investor wariness of emerging market assets resulting from the debt default in Argentina, depressed commodity prices globally and the deteriorating political situation in Zimbabwe contributed to the weakening of the rand. As a result, the rand depreciated to R13.00 per dollar as of December 28, 2001. Following this significant depreciation of the rand, President Mbeki established a commission of inquiry, headed by Judge Myburgh, to investigate the role various foreign exchange transactions may have played in such depreciation and whether there was any unlawful conduct. In response to risks of contagion effects in the Southern African region along with the chance of a rise in both interest and inflation rates, increased focus has been also placed on the strengthening of the enforcement of exchange control regulations. The rand strengthened in the first several months of 2002 before again weakening in the third quarter as investor uncertainties about both mature and some emerging markets contributed towards a net withdrawal of foreign portfolio capital. Other developments weighing on the external value of the rand in 2002 included events in Zimbabwe and the initial lack of clarity regarding the terms of the mining industry empowerment charter. The National Government’s restatement of its commitment to restructuring state assets and the depreciation of the U.S. dollar against major international currencies lent support to the recovery of the rand in the final months of 2002. The rand has strengthened considerably since the beginning of 2002 and at December 12, 2002, was up approximately 31.4% from its level on December 28, 2001.

South Africa has had a unitary market-determined exchange rate that applies to both current and capital transactions between residents and non-residents since the abolition of the financial rand and the dual exchange rate in 1995. The following table sets forth, for the periods indicated, the exchange rate of the rand per U.S. dollar.

Rand
(against the U.S. dollar)

Year	High	Low	Average	At Period End
1997	4.3850	4.8930	4.6073	4.8662
1998	4.8721	6.6667	5.5316	5.8617
1999	5.6775	6.2700	6.1131	6.1548
2000	6.0593	7.8453	6.9353	7.5683
2001	7.4822	13.0028	8.6031	12.0862
2002(1)	9.1942	12.5359	10.6580	9.2717

(1)    For the period to November 2002.

Source:  South African Reserve Bank.

    Change in Reserves

Mainly due to turmoil in the domestic market for foreign exchange, net gold and other foreign reserves declined by R5.1 billion in 1996, increased by R10.9 billion in 1997 and declined again by

R4.0 billion in 1998. During 1999, the return of stability to southeast Asian financial markets and an international rescue package that was arranged for Brazil helped to improve investor sentiment toward emerging markets in general and South Africa in particular. The country’s net gold and other foreign reserves increased by R25.9 billion in 1999, the highest increase ever recorded in any calendar year. South Africa’s net international reserves which had increased by R5.1 billion in 2000, improved further by R5.2 billion to the end of 2001. The surplus on the financial account of the balance of payments was only partly offset by a small deficit on the current account in 2001. Cumulatively, the country’s net international reserves rose by R35.6 billion from the end of December 2001 to the end of September 2002 as compared to an increase of R7.3 billion in the first three quarters of 2001. The country’s gross gold and other foreign reserves increased from U.S.$11.1 billion at the end of December 2000 to U.S.$12.4 billion at the end of December 2001 and U.S.$14.4 billion at the end of September 2002. Expressed in rand terms, the gross gold and other foreign exchange reserves rose from R84.2 billion at the end of December 2000 to R150.7 billion at the end of December 2001 and R152.4 billion at the end of September 2002. Import cover improved from 15 weeks’ worth of imports at the end of 2000 to 24 weeks’ worth at the end of 2001, but fell back to 20.5 weeks’ worth at the end of the third quarter.

Short-term credit facilities utilized by the Reserve Bank declined marginally from R20.8 billion at the end of March 2001 to R20.7 billion at the end of July 2001, at which time the Reserve Bank and the National Treasury announced the successful conclusion of a three-year syndicated loan facility to the value of U.S.$1.5 billion. The National Treasury participated as a potential co-borrower for the credit facility. The Reserve Bank was the initial borrower, with the National Treasury reserving the right to assume the role of borrower for the whole or part of the loan at a later stage. Valued in dollar terms, the short-term credit facilities utilized by the Reserve Bank rose from U.S.$2.6 billion at the end of December 2000 to U.S.$4 billion at the end of September 2001, but remained unchanged during the fourth quarter of 2001. These liabilities declined steeply in January 2002 when the National Treasury assumed responsibility for repaying the three-year syndicated loan facility. Outstanding short-term credit facilities utilized by the Reserve Bank amounted to U.S.$2.5 billion at the end of September 2002. From the end of December 2000 to the end of September 2002, the value of the Reserve Bank’s gross gold and other foreign reserves remained broadly unchanged at U.S.$7.5 billion.

The following table sets forth the gold and foreign exchange reserves of South Africa in each of the periods indicated.

Foreign Exchange Reserves

	At December 31,					As of September
	1997	1998	1999	2000	2001	2002
	(millions of rand)
South African Reserve Bank
Gold reserves(1)	5,103	6,059	6,276	10,982	17,302	17,165
Foreign Exchange Reserves
SDRs(2)	45	1,087	1,771	2,192	3,389	3,106
Other(3)	23,306	24,436	37,322	43,831	69,900	59,817

Total	28,454	31,582	45,369	57,005	90,591	80,088
Rest of Monetary Sector(3)	7,023	10,573	22,140	27,201	60,116	72,348
National Government(3)(4)	9	8	8	11	11	12

Gross gold and other foreign reserves	35,486	42,163	67,517	84,217	150,718	152,448

(1)	Gold reserves are valued at 90% of the last 10 London fixing prices preceding end of period.
(2)	Special Drawing Rights.
(3)	Non-gold reserves are valued at the middle market exchange rate applicable at end of period.
(4)	Including both the reserve and super reserve tranche position in the International Monetary Fund.

Source: South African Reserve Bank.

PUBLIC FINANCE

Background

South Africa’s public finances are organized into three levels: central or national government (as defined earlier, the National Government), provincial governments and local governments, the latter two of which are, except as described below, generally funded by transfer payments from the National Government and from their own revenue collections. Together with various extra-budgetary accounts and institutions, these three levels of government comprise the general government. Recent developments in respect of the South African Government’s public finances can be divided into two phases: a transitional period following the 1994 change of government in which the former regional authorities (the former TBVC states, formerly self-governing territories and the four former provincial administrations) were phased out and the new provincial authorities phased in and the present period of full implementation and effectiveness of the Constitution.

In 1995, the accounts of the former TBVC states, the formerly self-governing territories and the four former provincial administrations, which had formerly been consolidated with the budget of the National Government, were closed and with effect from the 1995-1996 fiscal year, the nine provincial governments took responsibility for their own budgets and financial administration. Although the budgetary system involves a devolution of expenditure and revenue-raising authority to the nine provincial governments, the National Government exercises budgetary control over these governments and prepares a standardized set of accounts for use by all levels of government. More than 90% of expenditure at provincial levels is financed out of revenues collected nationally. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998.

Local governments have gone through similar stages of transformation, starting with the transitional phase from the 1995 elections to December 2000 and continuing into the present phase, which began with the newly demarcated municipalities following the December 2000 elections. The transformation was aimed at making municipalities more accountable, financially stable and able to deliver critical services to all citizens. Changes include a reduction in the number of municipalities (from 843 to 284 municipalities) and a concomitant increase in average size.

General government finances in South Africa represent a consolidation of the following: the budget of the National Government or the National Budget; the budgets of the nine provincial governments; extra-budgetary accounts and funds; social security funds; and the budgets of local authorities. The provincial governments are referred to in this document as the “Provincial Governments”. The National Government together with the Provincial Governments are referred to in this document as the “Consolidated Government”. The National Budget together with the budgets of the Provincial Governments are referred to in this document as the “Consolidated Budgets”. The Consolidated Budgets include transfer payments to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments, but the Consolidated Budgets do not constitute a consolidation of the budgets of these entities. Municipalities, universities and polytechnics and various extra-budgetary funds derive substantial shares of their revenue from fees and charges or other sources and do not contribute significantly to the public sector borrowing requirement. Thus, the Consolidated Budgets present the more relevant measure of government finances in South Africa.

The Unemployment Insurance Fund (UIF) and the Workmen’s Compensation Fund (social security funds) are substantially self-funding and do not require significant National Government support. In the 2002-2003 National Budget, however, R775.3 million has been appropriated to provide for extension of the UIF to cover domestic and farm workers and to target benefits more effectively. It is expected that the UIF will need to be supported for an additional three years before this restructuring enables it to function independently without external cash infusions.

The borrowing powers of provincial and local governments are regulated by law, and provinces and municipalities generally may borrow for capital projects only. Provinces are currently not permitted to borrow abroad without Ministry of Finance approval.

Under the Constitution, provinces have their own limited taxing powers and they are responsible for preparing budgets and for their own financial management. Provinces receive agreed shares of nationally collected revenue and a framework for ensuring an equitable division to local government was introduced in 1998. Legislation adopted in 1998 required the establishment of a National Treasury, the introduction of generally recognized accounting practices and uniform treasury norms and standards, the prescription of measures to ensure transparency and expenditure control in all spheres of government, and the establishment of operational procedures for borrowing, guarantees, procurement and oversight over various national and provincial revenue funds. In addition, in an attempt to stabilize provincial budgetary spending such legislation provided that penalties could be imposed for overspending.

In order to facilitate and regulate a process of consultation to promote an equitable budget-making process, additional legislation was adopted in 1998 establishing a formal process for considering intergovernmental budget issues. Under this legislation, the Minister of Finance is required to consult with the provinces, local government and the constitutionally established Financial and Fiscal Commission (FFC) regarding the proposed allocations to the provinces and local government that the FFC has previously recommended, and to apply objective formulas to divide the provincial and local government equitable shares. The provincial formula allocates funds among the provinces according to their demographic and economic profiles, taking account primarily of the health, welfare and education services for which the provinces are responsible. Each of the provinces and municipalities draws up their own budgets after taking into account allocations from the National Government, their own revenue and authorized borrowings and other transfers.

The Constitution provides that the Provincial Governments and local authorities are entitled to such percentages as may be determined by Parliament (allocated among the provinces on an equitable basis) of all nationally collected revenue. These nationally collected revenues, together with other allocations or grants from National Government, the provinces’ own revenue collections, unspent balances from previous fiscal years and proceeds from loans for capital outlays finance the budgets of the Provincial Governments. The Constitution provides for the assignment of taxation powers to provinces within a national, regulated framework that is intended to ensure that all taxes are consistent with national economic policy. Although the process of drafting and enacting national legislation is still in progress, provinces currently have authority to impose a limited range of taxes. These include automobile license and traffic fees, hospital fees interest, gambling fees and other user charges and levies. The FFC has wide-ranging advisory responsibilities, including monitoring and oversight of intergovernmental fiscal relations.

The structure of the present equitable share formula has been retained for the 2002-2003 National Budget. The formula, however, has been adjusted to reflect shifts in spending on social services in the provinces and the emergence of new data. The 1998-1999 National Budget was the first National Budget to provide an equitable share to local government. The local government formula is designed to enable municipalities to deliver a package of basic services to low-income households at affordable costs. The local government equitable share is projected to increase by an average of 28.7% a year, rising to 5.4 billion by 2004-2005. Subsidizing services to low-income households has recently been accorded increased attention in government policy. While municipalities perform the central role in implementing the free basic services commitment, transfers from the National Government provide a significant portion of the financial resources necessary to do so. The Local Government Transition Grant was introduced for the 2001-2002 fiscal year to assist municipalities with the costs associated with amalgamation after their rationalization.

The National Government intends to take steps to stimulate the municipal debt market because, despite the need for capital markets to finance infrastructure, long-term private lending to local governments has been essentially flat for approximately four years. National Treasury figures since 1997 show that local government debt owed to the private sector has remained between R11 billion to R12 billion from 1997-2001. The Policy Framework for Local Government Borrowing and Financial Emergencies was therefore adopted by the National Government in 2000 to ensure a clear and predictable legal and regulatory environment for effective and efficient local government borrowing in the capital markets.

The Public Finance Management Act, adopted in 1999, regulates the National Government’s financial administration and delineates the various roles of the National Treasury, the Minister of Finance (as head of the National Treasury) the National Revenue Fund, accounting officers, auditors, executive authorities, public entities and other governmental officials. This legislation also addresses, among other things, regulation of loans, guarantees and other commitments as well as penalties for financial misconduct. The legislation calls for the creation of an accounting standards board to set standard accounting procedures.

The National Budget Process

The South African Government’s fiscal year ends on March 31 of each year. The preparation of the National Budget is conducted by the Cabinet, assisted by a Ministers’ Committee on the Budget. The National Treasury is responsible for the macroeconomic and fiscal framework within which the budget is constructed and also coordinates the preparation of expenditure estimates.

The Treasury Committee of the Cabinet, comprised of the Deputy President, the Minister of Finance, the Deputy Minister of Finance and the Ministers of Trade, Industry and Labor, assists the Cabinet in evaluating additional expenditure requests that arise during the course of a budget year and seeks to ensure prudent fiscal management. In order for the Treasury Committee to approve additional expenditure requests, such expenditure must be deemed to be unforeseen and unavoidable. A contingency reserve is set aside in each budget to deal with such requests.

The National Budget is presented by the Minister of Finance to Parliament in March of each year, with Provincial treasuries separately presenting their budgets shortly after the National Budget is tabled. Since the presentation of the 1998-1999 National Budget, Parliament has been presented each year with a set of three-year spending plans, but is asked to vote on only the budget for the coming year. Each year’s National Budget is based on certain key economic assumptions regarding, among other things, GDP growth, inflation, employment growth, taxable income, private consumption expenditure, government consumption expenditure, imports and investment. In addition to presenting expenditure estimates to Parliament, the Minister of Finance is responsible for estimating the revenue that existing taxes and tax rates will raise and for proposing tax amendments, if any. The National Budget then takes the form of an appropriations bill authorizing National Government expenditures. The appropriations bill originates in the National Assembly and then goes to the Standing Committee on Finance of the National Assembly before being debated and finally passed by both houses of Parliament toward the end of the Parliamentary session.

The Minister of Finance is required to indicate each year how the expected deficit between National Budget expenditure and revenue is to be financed (or surplus is to be applied). The annual National Budget financing requirement is principally met through the issue of long-term fixed-rate National Government debt to the domestic capital market. The South African bond market is well-developed and highly liquid, and has attracted considerable foreign investor interest in recent years. The National Government also borrows from time to time on foreign capital markets, in which case the interest due and final repayment must be repaid in foreign currency. The National Government has established “benchmark” issues in the Deutsche Mark, Euro, Sterling, U.S. Dollar and Yen markets.

In the course of each fiscal year, government departments and other spending agencies are held to the spending plans approved in the National Budget by a system of expenditure controls under the direction of the Department of State Expenditure. Changes in departmental allocations are made by Parliament in an Adjustments Budget toward the end of the fiscal year. Subsequently, audits of all government accounts provide Parliament and the public with verification of the uses to which public funds have been put. The auditor-general, a constitutionally independent official, supervises this auditing process. Accountability is further promoted by the breakdown of expenditures into “votes” for particular government departments, whose directors-general are the accounting officers responsible for these monies. Further breakdowns into departmental programs and into so-called standard items (for example, personnel, administrative expenditure and equipment) serve to indicate in more detail the commitment of funds to defined purposes.

As in the case of the National Budget, the budgets of the Provincial Governments have been accompanied by three-year expenditure projections since 1998-1999. This medium term expenditure framework is intended to illustrate forward trends in expenditure priorities and to provide a firmer foundation for fiscal planning and review purposes.

2002-2003 National Budget and Consolidated Budgets

    2002-2003 National Budget

In February 2002, the South African Minister of Finance submitted the 2002-2003 National Budget to Parliament.

The 2002-2003 National Budget and the three-year Medium Term Expenditure Framework (MTEF) estimates give effect to such budgetary priorities as increasing spending on public services, basic needs of the populace, accelerating infrastructure development, laying the foundation for sustained economic growth and job creation, developing human resources and ensuring the safety and security of the state and its citizenry.

Following the earlier recommendations of the Katz Commission of Inquiry into the South African tax structure, the South African Revenue Service has been established as an autonomous entity with a clear mandate to strengthen and modernize revenue administration as a foundation for a broader and more equitable tax structure.

The 2002-2003 National Budget allocates R132.4 billion to the nine provincial governments, each of which has responsibility for developing its own budget and financial administration within the constraints of national fiscal policy. Although the 2002-2003 National Budget continues the process of devolution of expenditure and revenue-raising authority to the provincial governments, the National Government exercises budgetary control over these governments and has prepared standardized sets of accounts for use by all levels of government.

Primarily as a result of unexpectedly large receipts from secondary tax on companies and tax on profits of platinum mines, the National Budget revenue for the 2002-2003 fiscal year is estimated to be R248.4 billion—approximately R15.0 billion higher than the original estimate of R233.4 billion and higher than the R216 billion collected in the 2001-2002 fiscal year. National Budget expenditure for the 2002-2003 fiscal year is estimated at R287.9 billion, which is considerably higher than the 2001-2002 fiscal year estimated National Government expenditure of R262.5 billion. The revised National Budget takes into account the delay of the initial public offer of Telkom shares, which is now expected to occur in 2003. It is expected that R12 billion will be received from restructuring public enterprises in the
2002-2003 fiscal year. The net borrowing requirement during 2001-2002 had originally been expected to be reduced substantially to R7.5 billion, primarily because of the receipt of proceeds of R18 billion expected from restructuring of public enterprises over the 2001-2002 fiscal year. However, only R4.3 billion ultimately was received, due principally to the delay in the Telkom public share offering. It is expected that the offering will be made in 2003, generating estimated proceeds of R12.3 billion. In the interim, the National Government will draw on an international syndicated loan of R12 billion to meet its financing requirements. Debt reduction and the lower borrowing requirement achieved through state asset restructuring since 1998 has reduced significantly the anticipated growth of debt interest costs. At the end of fiscal year 2002-2003, National Government debt is preliminarily estimated to be 42.9% of GDP, down from 43.6% in 2002-2003. Premiums paid on the restructuring of South Africa’s domestic debt portfolio amounted to R4.7 billion in fiscal year 2001-2002.

In January 2001, South Africa’s source-based income tax system was replaced by a residence-based income tax. Under this regime, South African residents are taxed on their income, irrespective of where in the world that income is earned. The residence-based income tax system broadens the tax base, ensuring that all South African residents contribute to the cost of providing public goods and services according to their ability to pay. A capital gains tax was introduced in April 2001 and became effective in October 2001.

The 2002-2003 National Budget provides for expenditure of R287.9 billion, an increase of 9.6% from 2001-2002, which is to be financed from ordinary revenue collections of R265.2 billion, an increase of 6.7% compared with 2001-2002, and the issuance of loans of R22.7 billion. The 2002-2003 National Budget deficit is expected to amount to 2.1% of estimated GDP, compared with the revised estimate of 1.4% in 2001-2002, subject in each case to revision to reflect unspent monies that government departments are permitted to carry over to the next financial year. The National Budget deficit is expected to rise to 2.2% in 2002-2003 before falling to 1.7% by the end of the new MTEF period. An increased expenditure of R6.3 billion has been provided for the strategic defense program in the 2002-2003 National Budget.

A three-year increase in expenditure of approximately R1 billion has been allocated for measures to strengthen national HIV/AIDS programs in the 2002-2003 National Budget, resulting in a total expenditure on HIV/AIDS of R7.2 billion for the 2002-2003 fiscal year, rising to R8.2 billion in 2004-2005. The National Treasury has allocated increased HIV/AIDS spending in the 2002-2003 National Budget to provide for programs in prevention, education, treatment and care for victims including an allocation of R400 million to aid provincial governments and agencies with the costs arising from care of infected persons, currently estimated to be approximately 10% of the population.

In April 2002, the Cabinet announced that its HIV policies would be based on the premise that HIV causes AIDS. At the same time, it reversed a ban on the treatment of rape victims in state hospitals with antiretroviral drugs and announced that it now would allow their use if patients give their informed consent. In addition, the National Government has announced plans to offer universal access in the next fiscal year to antiretroviral drugs that can help prevent infected women from passing on the virus to their babies during childbirth.

Neither the National Treasury nor the Reserve Bank has conducted its own study on the impact of HIV/AIDS. However, some educational, other institutional and private-sector reports on the impact of the substantial number of infected persons in South Africa forecast a decline in South African population growth rate or, in the case of some studies, an eventual population contraction with increased costs to the private business sector and the government accompanied by increased inflation and reduced final consumption expenditure. Some studies forecast that HIV/AIDS-related absenteeism, lower productivity and increased private and public sector costs for recruitment, training, medical insurance and care will contribute to a decline in GDP growth over the next 10-12 years.

In preparing the 2002-2003 National Budget, the National Government assumed a real GDP growth rate of 2.3% and a consumer price inflation rate of 6.9%, in each case for fiscal year 2002-2003. GDP is expected to rise from 2.2% in 2001 to an average of 3.1% over the next 3 years. However, the consumer price inflation rose to 12.5% by October 2002. In addition, certain changes to the income tax system were introduced in 2001. See “Public Finance — Taxation”.

    2002-2003 Consolidated Budgets

The amounts reflected in the budget votes of the national departments whose functions are partially devolved to the provinces do not illustrate total allocations to such functions. By contrast, the Consolidated Budgets provide a better illustration. Because Consolidated Government presents a more relevant measure of trends and priorities in government finances in South Africa, particularly in the socioeconomic field, the tables and discussion below focus on this measure of government expenditure. See ‘‘Public Finance — Background”.

The 2002-2003 Consolidated Budgets project expenditure of R303.1 billion in 2002-2003, which is 28% of GDP and 5% more than the revised 2001-2002 estimate. The Consolidated Budget deficit is expected to be 2.2% of GDP in 2002-2003, compared to 1% in the revised 2001-2002 estimate.

The 2002-2003 Consolidated Budgets provide for expenditure on social services of 47.6% of total expenditure, or 13.3% of estimated GDP.

The 2002-2003 Consolidated Budgets provide for expenditure on education of 19.6% (5.4% of GDP), down from 20.4% (5.6% of GDP) in the 2001-2002 Consolidated Budget. In accordance with the Constitution, the provinces are responsible for college and primary school education, and the National Government is responsible for overall coordination of education policy and for universities and polytechnics.

The 2002-2003 Consolidated Budgets provide for expenditure on health services of 11.2%, (or 3.1% of estimated GDP), down from 11.7% (or 3.2% of GDP) in 2001-2002. The national Department of Health’s allocation is mainly for school feeding plans and certain primary health care functions. Moreover, the Department has restructured its administration substantially in recent times. Responsibility for the provision of health services has been devolved to provincial authorities and as a result expenditure at the national level has been substantially reduced. The national Department of Health is responsible for coordinating a countrywide HIV/AIDS awareness and prevention plan; an immunization program for children, to which the Hepatitis B vaccine has been added; and the control of malaria, tuberculosis and other diseases.

The 2002-2003 Consolidated Budgets provide for expenditure on housing of 2.6% (or 0.7% of estimated GDP), up from 2.4% (or 0.7% of GDP) in the 2001-2002 fiscal year. The main fiscal instrument of the national housing strategy is a capital subsidy available to low-income households. A municipal infrastructure investment program has been developed and the various financing mechanisms through which urban infrastructure and services are supported have been consolidated. The extent of service backlogs for all municipal areas has been estimated and a financial framework for a 10-year program relating service levels to projected household income levels and affordable cost recovery mechanisms has been prepared.

In accordance with the Constitution, welfare services and the provision of social grants have been devolved to the provinces. In 2002-2003, 13.5% of Consolidated Budget expenditure (or 38% of estimated GDP) is expected to be on social security and welfare services, compared to 12.5% of Consolidated Budget expenditure (or 3.4% of GDP) in 2001-2002.

The 2002-2003 Consolidated Budgets provide for expenditure on economic services of 10.4% of Consolidated Budget expenditure, up from 9.9% of Consolidated Budget expenditure in 2001-2002.

The following table sets forth a functional classification of Consolidated Government expenditure for the periods indicated. Revised consolidated budget estimates are not yet available for periods subsequent to 2001-2002, so the original budgeted estimates for 2002-2003 were used in compiling the table below.

Consolidated Government Expenditure(1)

	% of Total	Revised 1997-1998	% of Total	Revised 1998-1999	% of Total	Revised 1999-2000	% of Total	Revised Budget 2000-2001	% of Total	Revised estimate 2001-2002	% of Total	Budget 2002-2003	% of Total
	(millions of rand and percentage of total)
General Government Services and Unallocable Expenditure(2)	7.6	16,985.4	8.3	17,271.8	8.2	19,310.2	8.6	22,211.9	9.0	20,681.0	7.6	23,175.0	7.6
Protection Services
Defense	6.7	12,008.7	5.9	11,782.7	5.6	12,021.1	5.4	15,242.4	6.2	18,052.6	6.6	20,589.8	6.8
Police	6.4	12,966.7	6.3	14,384.0	6.8	15,163.5	6.8	16,421.2	6.7	18,370.3	6.8	20,011.0	6.6
Prisons	1.8	3,977.3	1.9	5,251.0	2.5	5,418.8	2.4	5,986.8	2.4	6,838.9	2.5	7,199.3	2.4
Law courts	1.0	2,261.5	1.1	2,652.4	1.3	3,064.1	1.4	3,324.9	1.4	3,631.0	1.3	4,559.6	1.5

Total	15.9	31,214.2	15.3	34,070.1	16.2	35,667.5	16.0	40,975.3	16.7	46,892.7	17.2	52,359.7	17.3
Social Services
Education	22.1	44,996.9	22.0	45,612.6	21.7	47,648.5	21.3	52,763.5	21.5	55,394.6	20.4	59,518.7	19.6
Health	10.4	23,001.4	11.3	23,528.2	11.2	24,937.0	11.2	27,194.8	11.1	31,713.4	11.7	33,981.3	11.2
Social security and welfare	9.3	23,640.4	11.6	25,116.5	11.9	27,214.8	12.2	30,412.1	12.4	34,081.8	12.5	40,872.6	13.5
Housing and related services	0.9	6,977.5	3.4	5,549.0	2.6	4,963.6	2.2	5,186.3	2.1	6,646.2	2.4	7,863.6	2.6
Recreation and culture	0.6	—	—	—	—	—	—	—	—	—	—	—	—
Other(3)	2.6	614.2	0.3	812.7	0.4	911.2	0.4	1,020.5	0.4	1,723.9	0.6	1,924.3	0.6

Total	45.9	99,230.3	48.5	100,619.0	47.9	105,675.2	47.3	116,577.2	47.5	129,559.9	47.6	144.160.4	47.6
Economic Services
Transport and communication	4.3	7,314.4	3.6	6,749.5	3.2	7,542.6	3.4	7,609.4	3.1	10,011.6	3.7	10,875.7	3.6
Agriculture, forestry and fishing	2.5	3,682.1	1.8	3,195.2	1.5	3,473.8	1.6	4,499.0	1.8	5,292.1	1.9	6,160.2	2.0
Water schemes and related services	1.2	2,469.0	1.2	2,589.3	1.2	2,602.8	1.2	3,050.6	1.2	3,554.7	1.3	4,201.2	1.4
Manufacturing(4)	0.5	1,086.8	0.5	1,270.7	0.6	1,201.2	0.5	1,400.8	0.6	1,358.1	0.5	1,463.7	0.5
Regional development	0.4	—	—	—	—	—	—	—	—	—	—	—	—
Fuel and energy	0.1	479.2	0.2	294.6	0.1	255.9	0.1	207.1	0.1	858.6	0.3	1,512.3	0.5
Mining	0.2	—	—	—	—	—	—	—	—	—	—	—	—
Other(5)	1.8	3,091.2	1.5	2,608.6	1.2	2,682.6	1.2	2,822.5	1.1	5,917.0	2.2	7,383.1	2.4

Total	11.0	18,122.8	8.9	16,708.0	7.9	17,759.0	7.9	19,589.3	8.0	26,992.1	9.9	31,596.1	10.4
Interest	19.6	38,819.7	19.0	42,669.3	20.3	44,289.7	19.8	46,185.8	18.8	47,515.1	17.5	47,502.9	15.7
Government Enterprises	—	—	—	—	—	—	—	—	—	—	—	—	—

Total expenditures	100.0	204,372.4	100.0	211,338.2	100.0	222,701.6	100.00	245,539.5	100.0	271,640.8	99.9	298,794.2	98.6

Plus: Contingency reserve		—		—		—		—		—	—	3,300.0	1.1
Unallocated provincial reserves		—		—		—		—		—	—	294.5	0.1
Expenditure not yet classified(6)		34.5		(1,128.9)		897.6		63.9		300.0	0.1	765.0	0.2

Total classified and unclassified consolidated expenditure		204,407.0		210,209.3		223,599.2		245,603.3		271,940.8	100.0	303,153.7	100.0

Note:    Columns may not add due to rounding.
(1)
Comprises National Government, Regional Governments (including the former TBVC states and formerly self-governing territories) as well as transfers to extra-budgetary accounts and funds, social security funds, universities and polytechnics and local governments.

(2)	Mainly general administration, cost of raising loans and unallocable capital expenditure. Includes cultural, recreational and sport services as from 2001-2002.
(3)	Sewage, sanitation, community development and other community services.
(4)	As of 1998-1999: Mining, manufacturing and construction.
(5)	Includes export trade promotion, tourism and labor.
(6)	Includes amounts not allocated, transfers to the Umsobumvu Fund, recoveries from the pension fund and standing appropriations.

Source: South African National Treasury.

During the past decade, growth in Consolidated Government expenditure has exceeded both nominal GDP growth and population growth in South Africa due to the occurrence of various extraordinary items. In 1992-1993 and 1993-1994, public sector borrowing amounted to approximately 10% of GDP. These extraordinary items have included the costs of early retirement offers to former civil servants, losses incurred by the Reserve Bank on its foreign exchange forward cover operations and various costs associated with political transition in 1994 and the establishment of a new democratic order. If Consolidated Government expenditure is broadened to include all expenditures by extra-budgetary accounts and funds of the National Government and provincial governments, universities and polytechnics (including those in the former TBVC states) and local governments, total government expenditure (technically referred to as general government expenditure) rose from 30% of GDP in 1982-1983 to 40.9% of GDP in 1993-1994, of which 3.8% represented settlements of extraordinary liabilities to National Government pension funds and the Reserve Bank. Consolidated general government expenditure was 27.1% of GDP in the 2001-2002 fiscal year and the public sector borrowing requirement was R4.2 billion, or 0.4% of GDP. The 2002-2003 medium-term budget expenditure projections provide for general government expenditures of 26% of GDP and a public sector borrowing requirement of R17.7 billion, or 1.6% of GDP.

Taxation

Income taxes paid by individuals and companies, value-added tax, customs duties on imports, excise duties on certain goods, fuel levies and various other taxes are collected by the South African Revenue Service (SARS), an autonomous body managed by a board of directors. For administrative reasons, tax revenue is largely collected nationally and non-tax user charges are levied principally by provincial and local authorities and by extra-budgetary institutions such as universities, museums and statutory research councils.

The National Government aims to maintain and strengthen a tax system that is fair, efficient and internationally competitive and that will meet the needs of fiscal policy. Recognizing that improving tax administration and collection are essential steps toward achieving meaningful tax reform in the future, the National Government seeks to narrow the tax compliance gap and broaden the tax base, thus permitting a reduction in tax rates in due course. The National Government also seeks to keep tax law as simple as possible in order to minimize collection and compliance costs and to monitor the tax system on a continuous basis.

A one-time charge was recently imposed on the windfall gain that accrued to policyholders of Sanlam and Old Mutual as of the date of their respective demutualizations. The revenues, which were not regarded as revenue for budgetary purposes, have been earmarked for social programs, including a fund to support youth employment and training. The Umsobumvu Trust, which was formed to collect these revenues, raised R855 million from the demutualizations.

Personal income tax rates were cut in 2000 across all income brackets, including a decrease in the top marginal rate from 45% to 42%, in part as a result of improved tax collection by the SARS. In an attempt to improve further the efficiency of tax collection and payment of South Africa, in January 2000 the SARS launched the New Income Tax System, which verifies information supplied on tax returns by linking directly into various databases, including those of banks, stock exchange and the registrar of companies. It is expected that the new system will reduce the time required to process tax returns while making it more difficult to evade paying tax.

In the 2000-2001 fiscal year, the tax regime was changed to a residence-based income tax regime, but the source-based income tax regime was retained for non-residents. The residence-based income tax regime became effective in January 2001. A capital gains tax was introduced with effect from October 2001. Non-residents are only subject to this tax on the disposal of immovable property situated in the country or on the disposal of assets of permanent enterprises operating from South Africa.

New measures were also announced in 2000-2001 to regulate the tax environment of public benefit organizations. The range of institutions to which taxpayers can make tax-deductible donations was widened and the level of allowable deductions increased for individual taxpayers. In addition, a list of public benefit activities in which an organization must engage to qualify for tax exempt status was released. Personal income tax rates were cut again in the 2001-2002 National Budget across all income brackets with the relief amounting to R8.3 million.

In April 2000, a skills development levy was introduced. This levy is used to fund training and education programs. It was initially set at 0.5% of payroll and was increased to 1% from April 1, 2001. Value-added tax on illuminating paraffin was removed in 2001 to help alleviate poverty, especially for the rural poor by reducing energy costs. Diesel fuel concessions for the primary production sector also were introduced in 2001 to improve competitiveness, especially in export markets. The fuel levy on environmentally friendly fuels was set at 70% of the fuel levy on mineral fuels in 2002. These fuels present a number of potential advantages for the domestic economy, including reduced dependence on the import of fossil fuels, easing pressure on the balance of payments.

In fiscal year 2001-2002 it is estimated that R152.8 billion or 59.5% of the total gross tax revenue collections consisted of direct taxes, R99.4 billion or 38.7%, consisted of indirect taxes and R4.4 billion or 1.8% consisted of non-tax revenue such as fees and charges. It is estimated that the tax revenue surpassed the budgeted target by approximately R15.4 billion or 6.5%. Total national government revenue for 2002-2003, after tax proposals, is projected at R265.217 billion or 24.5% of GDP.

The improvement in tax collection, brought about by enhanced compliance measures and base-broadening policy reforms, provided scope for the 2002 tax proposals that contributed to the National Government’s overall fiscal policy, stimulating aggregate demand while building economic capacity over the medium term. Adjustments to the personal income tax rates and brackets gave an estimated R15 billion tax relief. The top marginal rate decreased from 42% to 40% and the minimum tax threshold increased by 17.4%, to R27,000 for persons under the age of 65 years and to R42,700 for persons 65 years or older.

To ensure parity of treatment between brokers and other unregistered warrant issuers and to facilitate the development of the securities market, warrant issuers are exempted from marketable securities tax and uncertified securities tax on the repurchase of warrants they issue after April 1, 2002. Elimination of stamp duties in 2002 for listed debt instruments and the transfer of home mortgages are intended to encourage respectively, the development of the private bond market and competition in the home loan market.

South Africa presently has comprehensive agreements for the avoidance of double taxation with 49 countries.

Company Tax

South Africa has followed international trends by reducing the corporate tax rate in 1994 from 40% to 35% with a further reduction in 1999 to 30%. A corresponding adjustment was made to the rates applicable to gold mines. Branches of foreign companies operating in South Africa are taxed at a rate of 35%, but no secondary tax is levied. The secondary tax on companies levied on all dividends declared was reduced to 12.5% of any dividends declared on or after March 14, 1996. No withholding taxes are payable on interest or dividends paid to non-residents. International transactions are subject to rules dealing with transfer pricing and controlled foreign companies.

The National Government has also taken steps to foster the development of small and medium sized businesses. In 2000 a graduated corporate tax rate was introduced for qualifying small businesses. An accelerated depreciation regime followed in 2001 for small businesses that invest in manufacturing assets. In addition, the National Government has sought to promote private investment in public infrastructure through tax allowances for the depreciation of permanent structures. Allowances were introduced in 2000 for pipelines for transporting oil and gas, electricity transmission lines, telephone transmission lines and railway lines. Allowances for investment in airport hangars and runways were added in 2001.

The National Govenment is of the view that sustainable economic growth depends critically on investment in fixed capital to build long-term capacity and raise productivity. Investment incentives (50% and 100% additional allowances for qualifying manufacturing assets) for strategic projects were introduced in 2001 to encourage investment projects with significant direct and indirect benefits for the South African economy. An accelerated depreciation allowance was introduced in 2002 on new manufacturing assets that will be depreciated over four years. This is expected to provide a broad-based stimulus to investment spending in the short term, adding capacity to the long-term prospects of the South African economy. A tax allowance was introduced in 2002 to encourage educational and skill enhancement programs for the country’s workforce.

The following table sets forth the composition of tax and other revenues for the prior five fiscal years ended March 31, 2002, and budgeted amounts for the fiscal year ending March 31, 2003.

Consolidated Government Revenue

	1997-1998(1)	1998-1999(1)	1999-2000(1)	Preliminary Actual Collection 2000-2001	Revised Estimates 2001-2002	Budget Estimates 2002-2003
	(millions of rand)
Taxes on income and profits
Persons and Individuals	68,342.4	77,733.9	85,883.8	86,478.0	91,000.0	89,982.0
Gold Mines	332.5	188.6	—	—	—	—
Other Mines	1,349.4	1,946.1	—	—	—	—
Company tax(2)	19,696.4	20,388.0	20,971.6	29,491.8	44,000.0	50,858.0
Secondary tax on companies	1,446.4	1,930.8	3,149.9	4,031.3	6,700.0	6,500.0
Tax on retirement funds	3,229.7	5,098.8	5,330.4	5,219.8	6,500.0	6,900.0
Other(3)	606.8	735.3	813.1	924.3	1,400.0	1,500.0

Total	95,003.6	108,021.5	116,148.8	126,145.2	149,600.0	155,740.0
Taxes on payroll and workforce Skills Development Levy(4)	—	—	0.1	1,257.4	2,750.0	2,950.0

Total	—	—	0.1	1,257.4	2,750.0	2,950.0
Taxes on property
Donations tax	17.7	9.1	15.2	32.1	12.0	15.0
Estate Duty	302.6	256.4	304.2	442.7	440.0	470.0
Marketable Securities tax	442.3	721.1	1,090.4	1,102.1	1,200.0	1,300.0
Transfer Duty	1,855.8	1,565.4	1,821.6	2,401.9	2,800.0	2,800.0
Demutualisation charge(5)	—	278.5	577.0	—	—	—

Total	2,618.4	2,830.5	3,808.4	3,978.8	4,452.0	4,585.0
Domestic taxes on goods and services
Value-added tax/Sales tax(6)	40,095.6	43,985.4	48,376.8	54,455.2	58,600.0	66,200.0
Specific Excise duties	7,425.8	8,052.8	8,886.1	9,126.6	9,561.0	10,192.0
Advalorem Excise duties	581.6	518.9	584.3	693.9	800.0	875.0
Levies on Fuel(7)	12,091.2	13,640.0	14,289.8	14,495.3	14,988.0	15,166.0
Levy on Financial Services(8)	248.3	1.8	1.1	0.9	—	—
Air departure tax	—	—	—	85.8	270.0	290.0
Other(9)	176.5	71.9	148.3	246.3	123.5	125.1

Total	60,619.0	66,270.8	72,286.4	79,104.0	84,342.5	92,848.1
Taxes on international trade and transactions Customs Duty	6,055.7	5,985.7	6,517.8	7,853.6	9,000.0	10,500.0
Import Surcharges	(1.4)	1.6	0.4	—	—	—
Other(10)	(415.7)	65.2	259.9	372.9	211.0	113.3
Total	5,638.6	6,052.5	6,778.1	8,226.5	9,211.0	10,613.3
Stamp duties and fees	1,483.8	1,489.0	1,618.9	1,561.6	1,850.0	1,770.0

Total tax revenue (Gross)	165,363.4	184,664.3	200,640.7	220,273.5	252,205.5	268,506.4
Less: SACU payments(11)	(5,237.2)	(5,576.7)	(7,197.3)	(8,396.1)	(8,205.0)	(8,259.4)
Non-tax current revenue(12)	2,952.8	3,654.9	4,603.2	3,592.1	4,323.4	4,720.0
Capital revenue(13)	18.4	26.9	41.7	10.0	30.0	30.0
Recoveries of loans and repayments	123.3	780.0	74.1	112.3	93.3	90.0
Grants received (RDP Fund)(14)	168.8	456.0	—	—	—	130.0

Main budget revenue	163,389.5	184,005.4	198,162.4	215,591.8	248,447.2	265,217.0

Note: Columns may not add due to rounding.
(1)	Figures restated to be comparable to cash basis accounting.
(2)	Figures prior to 1999-2000 onwards include receipts from all companies.
(3)	Includes interest on overdue income tax, non-resident shareholders tax, non-residents tax on interest and tax on undistributed profits.
(4)	Levy on payroll dedicated to skills development.
(5)	The 1998-1999 and the 1999-2000 figures include receipts of the demutualization charge amounting to R279 million and R577 million respectively.
(6)	Includes sales duty, which was replaced by a general sales tax in July 1978. The value added tax replaced the general sales tax in September 1991.
(7)	Including the former fuel levy directed to Regional Services Councils and the levy allocated to the national Road Fund for the period 1983-1984 to 1986-1987.
(8)
In the case of banks and mutual building societies, a levy of 0.75% is imposed on the amount equal to 50% of the minimum legal capital and/or reserves level of these institutions. In the case of registered long-term assurers, pension funds, friendly societies and unit trust schemes, a levy of 0.75% is imposed on the amount of interest accrued by these institutions.

(9)
Including various levies, mining leases and ownership, cinematographic tax and other special levies imposed since 1974-1975, as well as receipts of the Universal Service Fund since 1998-1999 and the Human Resources Fund for 1998-1999 and 1999-2000.

(10)	Includes diamond export duties, miscellaneous customs and excise income, as well as ordinary levy collections.
(11)	South African Custom Union payments (excluding payments to the former TBVC states and self-governing territories).
(12)	Premiums received on destination bonds on switch options, previously included in revenue, are now reflected under extraordinary receipts.
(13)	Comprises proceeds from sales of fixed capital assets and strategic reserves.
(14)	Domestic and foreign grants, transferred from the RDP Fund to finance RDP-related expenditure and grants received from other spheres of government.

Source:	South African National Treasury.

Revised estimates released in connection with the 2002-2003 National Budget indicate that in fiscal year 2001-2002, gross tax revenue amounted to R252.2 billion and non-tax revenue (such as fees and charges) to R4.4 billion. After deduction of SACU payments, total budget revenue for 2001-2002 is estimated to be R248.4 billion, approximately 25% of GDP.

For the fiscal year 2001-2002, the tax revenue surpassed the budgeted target by over R15 billion. Consolidated Budget revenue is projected to be R262.5 billion, or 24.5% of GDP. As a result, the 2002-2003 National Budget has reduced the tax burden on lower and middle income groups, raised tax exemption levels on income and interest earnings, and extended tax relief to small businesses.

Financing

The following table sets forth in millions of rands the financing of the Consolidated Budget for the prior five fiscal years ended March 31, and budgeted amounts for the fiscal year ending March 31, 2003.

Financing of the Consolidated Budget

			Preliminary Outcome		Revised Estimate 2001-2002	Budget 2002-2003
	1997-1998	1998-1999	1999-2000	2000-2001
	(millions of rand, except percentages)
Total budget revenue	163,389.6	184,005.4	198,162.4	215,591.9	248,447.2	265,217.0
Total expenditure and lending	189,947.5	201,416.2	214,749.9	233,941.9	262,589.8	287,909.1
Consolidated Budget deficit	(26,557.9)	(17,410.8)	(16,587.6)	(18,350.0)	(14,142.6)	(22,692.1)
% of GDP	3.8%	2.3%	2.0%	2.0%	1.4%	2.1%
Plus: Regional opening balance and financing	—	—	—	—	—	—
National Budget deficit	(26,557.9)	(17,410.8)	(16,587.6)	(18,350.0)	(14,142.6)	(22,692.1)
% of GDP	3.8%	2.3%	2.0%	2.0%	1.4%	2.1%
Plus: Extraordinary transfers	(1.2)	(936.1)	(1,485.4)	92,297.2)	(2,075.0)	(1.517.0)
Less: Proceeds from sales of state assets	2,947.4	2,757.6	7,238.3	2,983.5	4,721.2	12,000
Net borrowing requirement	(23,611.7)	(15,589.3)	(10,834.7)	(17,663.7)	(11,496.3)	(12,263.1)
Financing: Change in loan liabilities Domestic loans
Short-term (net)	1,897.1	1,352.7	1,884.1	4,978.9	(7,590.0)	4,000
Long-term (net)	17,687.0	18,215.2	3,031.9	6,406.3	(11,060.5)	(10,959.6)
New loans	31,622.5	39,309.6	22,703.8	2,593.0	13,456.6	13,259.3
Less:
Discount	(3,014.6)	(6,193.8)	(3,685.8)	(964.6)	(323.3)	(90.5)
Redemptions	(10,845.9)	(14,900.6)	(15,981.0)	(15,161.6)	(22,432.1)	(21,628.4)
Net of book profit	(75)	—	(5.1)	(3.1)	(3,978.3)	(3,000.0)
Foreign loans (net)	3,155.5	(677.5)	8,513.9	1,901.8	33,117.4	16,274.9
New loans	3,898.2	11.7	13,259.6	1,987.5	29,873.7	10,770.0
Transfer from IMF accounts at SARB	1,381.2	1,035.9	—	—	—	—
Less:
Discount	(14.4)	—	(67.2)	—	(57.1)	—
Redemptions	(2,109.5)	(1,725.1)	(4,678.5)	(2.062.6)	(68.9)	(28.1)
Total financing (net)	23,611.7	15,589.3	10,834.7	17,663.7	11,496.3	12,263.1
Change in cash and other balances (increase)	872.1	(3,301.1)	(2,595.2)	4,376.7	(2,970.6)	2,947.8

Source:	South African National Treasury.

In addition to transfers received from the National Budget and own revenue collections, Provincial Budgets are financed by means of opening balances and concessionary and non-concessionary funding such as loans by the Development Bank of Southern Africa. The deficit of the National Budget is financed mainly by domestic and foreign loans. The provinces are barred constitutionally from raising loans for current expenditure. Loans for bridging finance may be obtained, however, provided that the provinces redeem such loans within 12 months following the date on which they are obtained and any special conditions be specified in an act of Parliament which is required to be recommended by the Financial and Fiscal Commission. In addition, the National Government may not guarantee any provincial or local government loans, unless the guarantee complies with the norms and conditions for such guarantee as set out in an act of Parliament. See “ Public Finance — Background”.

The National Government financing requirement (as measured by the National Budget deficit) has fallen gradually as a percentage of GDP, from over 5% of GDP in 1995-1996 to 1.4% in 2001-2002. The National Government has stated that it is committed to maintaining fiscal discipline. Tax relief and spending increases will raise the deficit to an estimated 2.1% of GDP in 2003-2004, followed by an easing to an estimated 1.7% in 2004-2005. Since 1994-1995, Provincial Government deficits have in the aggregate amounted to less than 0.5% of GDP.

Public Enterprises

The South African Government owns or controls a number of public enterprises. The control of such enterprises takes various forms including control, among other things, of capital investment, the types and amounts of goods and services to be produced, the prices at which such goods and services are to be sold and the acquisition of assets and the incurrence of liabilities.

The affairs of public enterprises are overseen by the Minister of Public Enterprises together with various other ministers of the National Government, under whose departments these enterprises are regulated. The minister responsible for a particular public enterprise appoints members to such corporation’s board and may monitor the corporation’s performance relative to its established business plan.

In 1996, the National Government initiated a process embodied in the National Framework Agreement entered into by the National Government and the principal South African labor unions, through which state assets and enterprises are to be restructured. This process is considered a key element of the transformation process of the public sector. The objectives established for the restructuring of public enterprises include, among other things: (i) improvement of the competitiveness and efficiency of these enterprises; (ii) providing financial and technological resources so as to enable partially or fully privatized public enterprises to meet the expanding needs of the citizens of South Africa; (iii) effecting the economic empowerment of historically disadvantaged South Africans, thus contributing to the democratization of the ownership structure of the South African economy; (iv) reducing state debt; (v) redefining and reorienting the role and focus of the public sector; and (vi) contributing to the restructuring of the South African economy as a whole.

In August 2000, the Department of Public Enterprises published a Policy Framework detailing the process of restructuring public enterprises. As set forth in the Policy Framework, the National Government’s strategy is to maximize the contribution that its assets can make to development both in South Africa and in the African continent. It is hoped that the restructured public enterprises would become leaders of significant productivity growth in their respective sectors. At the enterprise and sector levels, the restructuring is designed to improve the efficiency and effectiveness of each entity to access globally competitive technologies, to mobilize private sector capital and expertise and to assist in the creation of effective market structures in sectors currently dominated by public enterprises. At the broader macroeconomic level, this aims to attract foreign direct investment to reduce the need for public borrowing and to assist the development of an economic context that promotes industrial competitiveness and finances growth. The social needs addressed by the Policy Framework include the need to ensure growth in employment and to rationalize and develop new skills within the labor force.

The South African Special Risks Insurance Association (SASRIA) is a non-profit company with the object of providing insurance cover against damage and loss arising from political acts. In 1998, SASRIA was converted into a public company owned by the South African Government. The South African Government appointed an independent actuary to advise on the portion of the reserves, currently in excess of R10 billion, that the converted SASRIA would require to continue its business. Based on the actuary’s report, a dividend of R7.1 billion was declared to the South African Government, to be paid from the excess reserves and applied to reduce public debt. The first tranche of the R7.1 billion dividend was paid in 1999, with the remainder to be paid as assets are liquidated. In the future, SASRIA will be required to pay a normal dividend to the South African Government based on its profit levels. The Minister of Finance has been authorized to dispose of SASRIA after consultation with the short-term insurance industry.

In July 2000, the National Government appointed a team of specialists to assess the restructuring of SASRIA. As set forth in the resulting restructuring plan, the National Government will retain ownership of SASRIA through 2005 and will then reassess the scope for privatizing SASRIA. The plan also allows for the restructuring of SASRIA’s capital base to increase financial efficiency. Pursuant to the restructuring plan, SASRIA will pay the National Government a special dividend of approximately R3 billion and in return the National Government will provide a R1 billion guarantee to be accessed only if SASRIA suffers an extreme loss.

The National Empowerment Fund Act was enacted in 1998. Seeking to redress the inequalities brought about by apartheid, the Act establishes structures to facilitate the ownership of income-generating assets by historically disadvantaged South Africans by establishing the National Empowerment Trust. The National Empowerment Trust is responsible for administering the assets and funds generated by the trust or appropriated by Parliament; promoting and supporting business ventures pioneered and run by historically disadvantaged South Africans; encouraging and promoting savings, investments and meaningful economic participation by historically disadvantaged South Africans; providing historically disadvantaged South Africans with the opportunity to acquire shares or interest in public enterprises that are being restructured; promoting broader understanding of equity ownership; encouraging the development of a competitive and effective equities market inclusive of all persons in South Africa; and contributing to the creation of employment opportunities.

Privatization is one of a number of options within the overall process of restructuring state assets and public enterprises. The restructuring process will include partial or complete sales of several public enterprises, together with an overhaul of the governance of state assets. Share participation arrangements, in which particular emphasis is given to the economic empowerment of historically disadvantaged South Africans, is another option being pursued by the National Government. The National Government’s policy is to focus on the long-term effects of restructuring and to implement restructuring in phases. Participating stakeholders also are being encouraged to recognize the need for restructuring in order to increase efficiency, effectiveness, competitiveness and economic growth and development.

Parliamentary oversight is a critical feature of the restructuring and privatization processes. The Ministry of Public Enterprises is working in close collaboration with the two Parliamentary committees assigned to such oversight. These committees are the Portfolio Committee on Public Enterprises, comprising representatives from the National Assembly and the Select Committee on Public Enterprises, whose members are drawn from the National Council of Provinces.

A total of R5 billion from privatizations was included in the 2000-2001 Budget. It was projected that amounts that would be received during the fiscal year would be used for debt redemption. The initial public share offering in Telkom and the sale of shares in M-Cell have now been delayed and the proceeds from these privatizations are expected to be received in 2003 and to amount to approximately R12 billion.

A summary of the specific actions for the significant public enterprises is set forth below:

Transnet and the Airports Company of South Africa. The Transnet debt restructuring is being currently addressed, and progress on the pension fund debt has been significant. The sale of Transnet’s non-core business units has been approved and the sale of Connex Travel has been completed. Spoornet is expected to be corporatized and its different business units to become separate corporate entities. Coallink, Orex, Luxrail and Linkrail are expected to be concessioned. Spoornet’s General Freight Business is expected to be commercialized before either an initial public offering or a strategic equity partnership is negotiated. A new ports policy and a ports regulatory framework are being drafted. Portnet is expected to be corporatized to form a port authority entity and a port operations entity; the latter is then expected to be privatized. In March 1999, South African Airways (SAA) was corporatized and in July 1999, a 20% stake was sold to Swissair for R1.4 billion. Subsequently the National Government concluded an agreement to repurchase this stake for R382.2 million from Swissair, which declared bankruptcy in October 2001. SAA has also recently concluded an agreement with Airbus to overhaul its fleet at a cost of U.S.$3.5 billion. A proposal for an initial public offering of SAA is currently under review. Petronet is expected to be corporatized, its synergies with other pipeline projects assessed and restructuring options developed. The disposal of non-core units of Petronet is expected to be addressed on an ongoing basis. The airports regulatory framework is being revised and upon its completion, an initial public offering of the Airports Company of South Africa is planned.

Telkom. In 1999, the National Government reserved the sale of a 10% equity share of Telkom to Black economic empowerment groups, the National Empowerment Fund and Telkom employees. Since then, 3% of Telkom has been sold to a Black empowerment group, Ucingo. In addition, a 30% share of Telkom was sold to SBC Communications and Malaysia Telkom in 1997 for approximately R6 billion. Although the preparatory work is at an advanced stage, market conditions are not considered attractive at present and therefore the initial public offering of Telkom has been delayed from its originally scheduled target date in the second half of 2001 to 2003. Pursuant to the Telecommunications Amendment Bill 2001, two operators, a Second and a Third National Operator, have been licensed to provide telecommunications services. Esi-tel, a subsidiary of Eskom, is part of the Second National Operator and Transtel, a subsidiary of Transnet, is part of the Third.

Eskom. Legislation was enacted in 1998 to restructure Eskom, vesting ownership in the National Government and establishing the legal basis for revoking Eskom’s tax-exempt status. Eskom is in the process of becoming corporatized, with transmission, distribution and generation business areas each forming a separate corporate entity. The Department of Public Enterprises is currently evaluating different models for restructuring Eskom. Generating companies are expected to be formed to promote internal competition before the introduction of private sector participation in generation. The Department of Minerals and Energy is coordinating the design and implementation of regional electricity distributors. Strategic equity partners are expected to be introduced into the different Eskom business units. Private sector participation is expected to be introduced specifically into the generation and transmission entities, through either strategic equity partners or initial public offerings. New companies formed by historically disadvantaged South Africans will be encouraged to participate in the restructuring process.

Denel. Denel is being considered for corporatization and an initial strategic equity partner has been introduced at the business unit level. In addition, the consolidation of aircraft maintenance synergies between SAA and Denel is being investigated, and the Department of Trade and Industry is coordinating a study into the consolidation of the aerospace industry. BAE Systems plc has been offered a minority shareholding in Denel as a strategic equity partner, and acquisition discussions are proceeding.

Other restructuring initiatives. In Safcol, the forestry company, the sale of three packages is being concluded; the remainder is expected to be consolidated and then sold. In the information technology sector, options for the consolidation of the information technology capabilities of Datavia,

Ariel Technology and Eskom are currently being assessed. In Alexkor, the diamond mining company, a decision has been made to sell a 51% equity share to a strategic equity partner. In Aventura, the holiday resort company, a turnaround strategy is being effected with a strategic management partner; this is expected to be followed by the sale of the entity or the profit making units. In the Post Office, a strategy to improve operational and financial performance has been effected with a strategic management partner, New Zealand Post International Ltd. (with British Post as subcontractor). Sentech, the signal distribution company, is expected to have its license extended to offer international telephone services and other multi-media products. The public enterprise property portfolio, consisting of the property portfolios of Denel, Eskom and Propnet, will continue to be analyzed to identify restructuring options. The disposal of Autonet, Protekon, Air Chefs, Apron Services, Production House and Chemical Services is also under way. Additional restructuring activities have proceeded in various state-owned entities, including Anker Coal and Safcol.

NATIONAL GOVERNMENT DEBT

General

The legal authorization for the incurrence of debt by the National Government is set forth in the Public Finance Management Act, No. 29 of 1999. The National Treasury administers the National Government debt of South Africa.

In addition to its direct indebtedness, the National Government is also a guarantor of certain third-party indebtedness. South Africa has issued formal contractual guarantees of certain indebtedness primarily of partially or wholly state-owned entities. In this document, National Government debt does not include debt that is guaranteed by the South African Government. However, such guaranteed debt is summarized in the table entitled “Outstanding National Government Guaranteed Debt” below. Nor does National Government debt include the debts incurred by the nine provincial governments that have not been assumed explicitly by the National Government.

As a percentage of National Government expenditure, interest payments on National Government debt amounted to 17.5% during the fiscal year ended March 31, 2002. This ratio amounted to 19% in the preceding fiscal year and is expected to fall to 15.7% for fiscal year 2002-2003. The following table sets forth such percentages for the periods indicated.

Interest Payments on National Government Debt
as a Percentage of National Government Expenditure

At March 31,
1998	1999	2000	2001	2002
20.4%	20.2%	19.9%	19.0%	17.5%

Source:	South African National Treasury.

The following table sets forth National Government debt as a percentage of GDP for the periods indicated.

National Government Debt
as a Percentage of GDP

At March 31,
1998	1999	2000	2001	2002
48.0%	48.2%	46.56%	43.9%	43.6%

Source:	South African National Treasury.

The National Government debt at March 31, 2002, was R460.5 million. This figure represents an increase of approximately 9.3% over the corresponding amount, R417.6 million, at March 31, 2001.

In this section, “external debt” means debt initially incurred or issued outside South Africa, regardless of the currency of denomination, and “internal debt” means debt initially incurred or issued in South Africa. “Floating debt” means debt that had a maturity at issuance of less than one year. “Funded debt” means debt that had a maturity at issuance of one year or more.

The following table summarizes the National Government debt for the periods indicated.

Total Debt of National Government

	At December 31,					At September 30,
	1997	1998	1999	2000	2001	2002
	(millions of rand)
Internal Debt
Marketable treasury bills
Corporation for public deposits	73	—	—	—	—	—
Banks	16,472	18,075	18,094	12,223	8,606
Other holders	1,348	1,025	2,206	16,976	13,046

Total marketable bills	17,893	19,100	20,300	29,199	21,652	18,200
Bonds	295,317	318,894	331,339	335,425	353,642	344,190
Loan levies	—	—	—	—	—	—

Total marketable securities	313,772	338,260	351,639	364,624	375,294	362,390

Non-marketable treasury bills
Public investment commissioners	—	—	—	—	—	—
Corporation for public deposits	3,580	6,382	4,600	3,700	1,670	1,130

Total non-marketable bills	3,580	6,382	4,600	3,700	1,670	1,130
Floating rate bonds	57	7	—	—	—	—
Debentures	—	—	—	—	—	—
Loan levies(1)	3	3	3	3	3	3

Total non-marketable securities	3,639	6,392	4,603	3,703	1,673	1,133

Former TBVC states and formerly self-governing territories(2)	861	237	132	132	129	128
Namibia’s South African government debt(3)	909	863	591	586	562	512

Total Internal Debt	318,618	345,485	356,964	369,044	377,658	364,163

External Debt
Marketable	12,411	15,518	19,742	28,680	58,082	82,429
Non-marketable	2,236	324	283	2,439	8,537	12,161

Total External Debt	14,647	15,842	20,025	31,118	66,619	94,590

Gold and foreign exchange Contingency reserve account(4)	2,169	12,573	14,431	9,200	20,919	33,889

Total Debt (gross)	335,435	361,401	391,420	409,363	465,196	492,642

Cash balances	(5,218)	(7,398)	(5,890)	(7,250)	(16,621)	15,696

Total Debt (net)	330,217	354,003	385,530	402,113	448,575	476,946
Percentage of GDP	48.6%	48.1%	48.5%	47.0%	46.0%	45.6%

Note:  Columns may not add due to rounding.
(1)	Including tax redemption certificates.
(2)	Debt of the former TBVC states and formerly self-governing territories to be redeemed and refinanced by means of securities issued by the National Government.
(3)	On May 23, 1997, the National Government assumed responsibility for the payment of certain debt incurred by the Republic of Namibia.
(4)	Realized losses reflected in the Gold and Foreign Exchange Contingency Reserve Account as of March 31. See “Monetary and Financial System — Gold and Foreign Exchange Contingency Reserve Account”.

Source: South African National Treasury.

Summary of Internal National Government Debt

Total internal National Government debt at December 31, 2001, was R377.7 billion, an increase of approximately 2.3% over the corresponding amount at December 31, 2000. Internal National Government Debt was estimated to be R364.2 billion at September 30, 2002. The increased internal indebtedness since the end of 1994 was incurred principally to finance the budget deficit of the National Government and to assume commitments in respect of the indebtedness of the former TBVC states and self-governing territories. In addition, exceptional issuances of National Government bonds have been made to the Reserve Bank to compensate for losses realized by the Reserve Bank in its Gold and Foreign Exchange Contingency Reserve Account. See “Monetary and Financial System —Gold and Foreign Exchange Contingency Reserve Account”.

The following table sets forth the total internal National Government debt divided into floating debt and funded debt. For complete itemized tables of internal National Government debt see “Tables and Supplementary Information”.

	At December 31,					At September 30,
	1997	1998	1999	2000	2001	2002
	(millions of rand)
Marketable securities
Floating	18,881	19,100	20,330	29,199	21,652	18,200
Funded	294,891	319,160	331,339	335,425	353,649	344,190

Total(1)	313,772	338,260	351,639	364,624	375,301	362,390

Non-marketable securities
Floating	3,580	6,382	4,600	3,700	1,670	1,130
Funded	1,266	844	726	721	687	515

Total(2)	4,846	7,226	5,326	4,421	2,357	1,645

Total internal National Government debt	318,618	345,485	356,964	369,044	377,658	364,035

Note: Columns	may not add due to rounding.
(1)
Includes marketable securities of the former TBVC states and self-governing territories, which amounted to R294 million at December 31, 1997, R35 million at December 31, 1998, R7 million at December 31, 1999, R7 million at December 31, 2000 and R7 million at October 31, 2001. The figures for marketable securities also include marketable securities assumed from Namibia, which amounted to R269 million at December 31, 1997, R229 million at December 31, 1998, and R229 million at December 31, 1999.

(2)
Includes non-marketable securities of the former TBVC states and self-governing territories, which amounted to R567 million at December 31, 1997, R202 million at December 31, 1998, R125 million at December 1999, R124 million at December 31, 2000 and R128 million at October 31, 2001. The figures for non-marketable securities also include non-marketable securities assumed from Namibia, which amounted to R640 million on December  31, 1997, R634 million on December 31, 1998, R591 million at December 1999, R586 million on December 31, 2000, R562 million on December 31, 2001, and R512 million by September 30, 2002.

Source:	South African National Treasury.

Summary of External National Government Debt

Traditionally, only a small percentage of the National Government’s debt obligation is incurred abroad and denominated in currencies other than the rand. Total external National Government debt expressed as a percentage of total National Government debt declined from a historically high  figure of 12% in 1985 to 7.2% at September 30, 2000, increasing thereafter to 18% at March 31, 2002. Total external National Government debt at March 31, 2002, was R82 billion and at September 30, 2002, was estimated to be R94.15 billion.

The following table sets forth a breakdown of National Government external debt by currency at December 31 in each of the years 1996 through 2001 and at September 30, 2002. For a complete itemized table of external National Government debt see “Tables and Supplementary Information”.

	At December 31,					At September 30,
	1997	1998	1999	2000	2001	2002
	(millions of rand)
Deutsche Mark	500	500	500	500	500	—
ECU	15	15	—	—	—	—
Euro	—	—	800	1,039	1,869	32,816.5
Pound Sterling	100	100	100	100	112	1,855.9
SDR	307	—	—	—	—	—
Swedish Krone	—	—	—	—	222	472.5
U.S. Dollars	1,598	1,591	1,328	2,134	2,186	44,988.3
XAU	—	—	—	—	1	410.2
Yen	70,000	71,581	71,814	71,814	161,814	14,046.4
Total (in rand)(1)	14,647	15,842	20,025	31,118	66,619	94,589.8

(1)	The conversion into rand is calculated at the exchange rate published by the Reserve Bank on the last business day of the year or, in the case of 2002, the last business day of September.

Source: South African National Treasury.

At March 31, 2002, indebtness of the National Government consisted principally of (i) £100,000,000 9.375% Bonds due February 2006, (ii) DM500,000,000 7% Bonds due 2003, (iii) U.S.$300,000,000 8.375% Bonds due October 2006, (iv) ¥40,000,000,000 3.35% due June 2004, (v) U.S.$500,000,000 8.50% due June 2017, (vi) ¥1,813,848,249 2.50% due May 2021, (vii) €500,000,000 6.75% due May 2006, (viii) U.S.$500,000,000 9.125% due 2009, (ix) ¥30,000,000,000 3.80% Bonds due June 2020, (x) ¥30,000,000 3.80% Fixed Rate Note due 2021, (xi) ¥60,000,000,000 2.00% Bonds due 2007, (xii) €300,000,000 7% Notes due 2004, (xiii) U.S.$1,000,000,000 9.125% Notes due 2009, (xiv) €500,000,000 7.00% Notes due 2008, (xv) U.S.$1,500,000,000 Dual Currency Loan Agreement, (xvi) concessionary LIBOR variable rate World Bank Loan of $7,447 million, and (xvii) Defense Procurement Loan of R7,726 billion. Taking advantage of current market opportunities and in order to contribute to the reduction in the Reserve Bank’s net open forward position (NOFP), the National Government raised R33.2 billion in foreign loans in 2001-2002. As an additional measure to eliminate the NOFP within a short-term period, a three-year syndicated loan of U.S.$1.5 billion was drawn down. In addition, U.S.$250 million of the 2009 global bond was re-opened through a private placement in January 2002, bringing the NOFP to just below U.S.$3 billion on January 31, 2002. Finally, in April 2002 an offering of U.S.$1.5 billion 7.375% Notes due April 2012 was issued from the Euro Medium Term Note Program. This decreased the NOFP to $1.8 billion in April 2002.

Export credits amounting to R3.4 billion, equivalent to about U.S.$300 million, were drawn on the arms procurement financing agreements for the current fiscal year. These loans provide finance at rate equivalent to about 260 bps below the cost of long-dated funding in the foreign public bond markets. The proceeds of bond issues were used for the general purposes of the National Government.

Notwithstanding the return of the South African Government to the international capital markets since the end of apartheid, the National Government does not intend to rely to a large extent on external debt as a means of financing the National Budget deficit. The 2001-2002 National Budget anticipated R6.5 billion, or 17.4% of the gross financing requirement of the National Government, to be raised in the international capital markets. Total foreign debt of the National Government is still low by international standards, amounting to 3.6% of GDP at the end of the 2001-2002 fiscal year. However, this amount is indicative only and does not represent an upper or lower limit on the borrowing authority of the Minister of Finance. An incidental but important consequence of the receipt of the net proceeds from anticipated issuances of foreign-currency denominated debt securities is expected to be an increase in South Africa’s foreign-currency reserves; in addition, because such net proceeds are expected to provide a substitute for a portion of domestic finance, pressures on the domestic financial markets should be eased. Such foreign borrowings also are expected to establish benchmarks in various currencies and maturities for other South African issuers.

Guaranteed Debt

In addition to its direct indebtedness, the National Government also is a guarantor of certain third-party indebtedness. The National Government has issued formal contractual guarantees in respect of certain indebtedness of wholly or partially state-owned entities.

The following table sets forth the outstanding debt guaranteed by the National Government in each of the years indicated:

Outstanding National Government Guaranteed Debt(1)

	At March 31,
	1997	1999	2000	2001	2002
	(millions of rand)
Internal	48,107	49,407	47,800	41,916	53,538
External	28,234	31,885	31,216	28,431	27,167

Total	76,341	81,292	74,016	70,347	80,705

(1)
Including guarantees issued by the former TBVC states and the formerly self-governing territories, which at March 31, 1997, amounted to R1,062 million; at March 31, 1998, amounted to R976 million; at March 31, 1999, amounted to R929 million; at March 31, 2000, amounted to R888 million; at March 31, 2001, amounted to R972 million; and at March 31, 2002, amounted to R562 million. These guarantees are declining over time as the underlying debt is redeemed.

Source: South African National Treasury.

The following table sets forth the National Government’s external guaranteed debt outstanding at March 31, 2002.

Guarantees Issued on Behalf of	ZAR	U.S. Dollars	Deutsche Mark	Pounds Sterling	ECU	Japanese Yen	French Francs	Equivalent in Rand
Eskom	122,000,000	15,630,061	—	4,771,463	590,691	22,939,679,801	—	235,821,494
Transnet	3,500,000,000	35,338,122	—	—	—	2,482,614,209	—	4,115,204,317
Telkom	—	3,631,572	808,600	—	—	—	12,711,070	64,731,233
Industrial Development Corporation of Southern Africa	200,000,000	251,950,000	107,970,000	19,070,000	39,810,000	—	—	4,323,800,149
Lesotho Highlands Development Authority	—	62,369,693	—	45,087,192	194,356,276	—	—	3,977,858,323
Development Bank of Southern Africa	9,650,000,000	113,402,000	—	—	96,200,000	—	—	11,917,501,877
Trans-Caledon Tunnel Authority
Public Investment Commissioners(2)	—	—	—	—	46,953,632	—	—	465,514,798
South Africa Reserve Bank	11,112,496,181	—	—	—	—	—	—	11,112,495,151

Total(3)	24,584,496,181	483,351,455	108,778,600	68,928,556	360,440,499	25,422,193,810	12,711,070	35,615,928,174

(1)
With the exception of the guarantees issued on behalf of the Public Investment Commissioners, translation of amounts into rand have been made at the following rates: 1 U.S. Dollar = R8.0065; 1 Deutsche Mark = R3.6153; 1 Swiss Franc = R4.6296;  1 Pound Sterling = R11.4193; 1 ECU = R7.0701; 1 Japanese Yen = R0.0638; 1 French Franc = R1.0778; 1 Italian Lire = R0.0036.

(2)
Under the 1994 Debt Arrangements, the National Government is obligated to pay all deposits into a Special Restricted Account with the Public Investment Commissioners. These amounts are valued at historic exchange rates.

(3)	Does not include guaranteed interest to the amount of R652 million.

Source: South African National Treasury.

Debt Service

The aggregate amount of scheduled repayments in respect of principal and interest on the funded National Government debt outstanding at September 30, 2002, is set forth in the table below.

Year(1)		External Debt
	Rand	U.S.$	DM	ECU	YEN	GBP	SEK	XAU
		(millions)
2003	39,552	229	—	174	4,865	9	9	0.11
2004	63,252	234	—	440	5,064	9	9	0.11
2005	60,070	975	—	1,317	44,390	9	9	0.11
2006	57,932	220	—	128	3,715	109	9	0.11
2007	43,482	524	—	643	3,711	—	9	0.11
2008	40,176	199	—	110	3,107	—	9	0.11
2009	37,667	199	—	610	2,507	—	9	0.10
2010	51,821	1,630	—	72	2,499	—	31	0.10
2011	47,802	60	—	70	2,327	—	30	0.09
2012	43,840	59	—	67	2,486	—	29	—
2013	24,651	58	—	64	2,486	—	29	—
2014	16,531	57	—	42	2,482	—	28	—
2015	26,933	55	—	32	2,478	—	27	—
2016	25,204	50	—	22	2,474	—	26	—
2017	23,082	43	—	6	2,469	—	25	—
2018	3,105	522	—	3	2,465	—	24	—
2019	3,108	1	—	1	2,461	—	23	—
2020	3,250	—	—	—	2,457	—	—	—
2021	3,089	—	—	—	31,883	—	—	—
2022	3,089	—	—	—	30,655	—	—	—
2023	3,089	—	—	—	—	—	—	—
2024	8,486	—	—	—	—	—	—	—
2025	2,792	—	—	—	—	—	—	—
2026	11,648	—	—	—	—	—	—	—
2027	11,648	—	—	—	—	—	—	—
2028	11,648	—	—	—	—	—	—

Total	666,047	5,115	—	3,801	159,981	136	335	1

Note:  Columns may not add due to rounding.
(1)	Fiscal years ending March 31.
(2)	Excluding that portion of the total remaining debt (R128 million) of the former TBVC states and the self-governing territories that is funded debt.
Source: South African National Treasury.

Debt Record

On September 1, 1985, in response to a foreign currency liquidity crisis, South Africa prohibited repayments of certain foreign indebtedness to foreign creditors, while interest payments were made as they became due. Final settlement of affected indebtedness was agreed in 1993. See “The External Sector of the Economy — Foreign Debt Arrangements”. Other than as described therein, South Africa has not defaulted in the payment of principal or interest on any of its internal or external indebtedness since becoming a republic in 1961.

TABLES AND SUPPLEMENTARY INFORMATION
Funded Internal Debt of the Republic of South Africa
(Domestic Marketable Bonds—in rand)
At March 31, 2002

Interest Rate	Date of Issue	Maturity Date	Principal Amount
			(in rand)
Zero Coupon	November 7, 1996	April 1, 2002	131,000,000
9.25%	April 15, 1980	April 15, 2002	9,895,196
Zero Coupon	March 9, 1996	April 30, 2002	500,000,000
13.00%	December 1, 1981	May 1, 2002	2,380,675
13.60%	October 5, 1988	June 1, 2002	40,000,000
Zero Coupon	April 12, 1995	September 1, 2002	150,000,000
Zero Coupon	April 26, 1995	September 1, 2002	50,000,000
Zero Coupon	November 9, 1995	September 1, 2002	324,500,000
13.00%	October 1, 1981	September 15, 2002	6,104,106
9.00%	April 15, 1994	October 15, 2002	14,515,180,000
12.50%	July 19, 1982	October 31, 2002	11,600,000
13.50%	October 11, 1983	November 30, 2002	12,000,900
Variable	November 30, 1999	March 30, 2003	5,750,000,000
12.00%	October 30, 1987	November 30, 2002	21,600,000
10.30%	March 31, 1980	March 31, 2003	8,225,600
Zero Coupon	January 11, 1996	April 1, 2003	22,000,000
13.00%	February 25, 1983	June 30, 2003	2,000,000
16.35%	June 8, 1984	June 30, 2003	10,000,000
12.50%	February 2, 1980	September 1, 2003	14,258,897
13.90%	August 25, 1983	September 30, 2003	1,010,000
13.90%	June 1, 1983	October 31, 2003	7,310,000
14.25%	May 6, 1983	November 30, 2003	3,000,000
14.65%	July 10, 1982	December 31, 2003	7,400,000
12.00%	May 2, 1989	February 28, 2004	26,016,327,926
14.75%	February 15, 1984	March 31, 2004	500,000
18.50%	March 8, 1989	April 1, 2004	5,400,000
9.00%	February 1, 1979	April 15, 2004	474,600
16.40%	May 22, 1984	April 30, 2004	7,210,000
Zero Coupon	March 10, 1994	June 30, 2004	7,000,000
9.25%	June 1, 1979	July 1, 2004	1,235,750
9.375%	July 2, 1979	July 1, 2004	1,205,441
17.50%	October 11, 1984	July 1, 2004	16,050,000
13.60%	September 30, 1981	September 30, 2004	2,006,000
19.25%	November 8, 1984	September 30, 2004	8,000,000
18.00%	November 23, 1984	October 31, 2004	5,000,000
14.15%	November 30, 1983	November 30, 2004	12,325,000
19.00%	October 25, 1984	November 30, 2004	3,000,000
12.00%	May 2, 1989	February 28, 2005	26,016,327,925
14.45%	January 28, 1982	March 31, 2005	5,000,000
19.15%	May 20, 1985	April 30, 2005	5,000,000
18.00%	August 2, 1990	May 31, 2005	10,250,000
Zero Coupon	August 24, 1995	June 30, 2005	40,000,000
Zero Coupon	April 20, 1995	July 1, 2005	20,000,000
Zero Coupon	August 31, 1995	July 1, 2005	60,000,000
13.00%	April 16, 1984	July 15, 2005	163,498,016

Funded Internal Debt of the Republic of South Africa (Domestic Marketable Bonds—in rand) (Continued)
Interest Rate	Date of Issue	Maturity Date	Principal Amount
			(in rand)
17.20%	August 9, 1985	August 31, 2005	7,500,000
18.65%	October 2, 1985	September 30, 2005	1,000,000
16.80%	June 26, 1985	September 30, 2005	4,000,000
11.50%	February 15, 1983	September 30, 2005	1,250,000
18.75%	October 23, 1985	October 31, 2005	10,000,000
Zero Coupon	September 21, 1995	December 31, 2005	10,000,000
12.00%	May 2, 1989	February 28, 2006	26,016,327,925
Zero Coupon	March 22, 1994	June 30, 2006	7,000,000
19.25%	June 11, 1986	June 30, 2006	9,000,000
14.50%	September 17, 1984	October 15, 2006	90,537,107
12.50%	April 4, 1996	December 21, 2006	3,291,136,502
19.25%	March 4, 1986	December 31, 2006	7,100,000
19.25%	March 4, 1986	December 31, 2006	2,900,000
10.00%	April 20, 2001	February 28, 2007	11,791,023,598
9.50%	April 15, 1994	May 15, 2007	626,889,125
15.00%	February 18, 1986	September 15, 2007	7,338,388
10.00%	April 20, 2001	February 28, 2008	11,791,023,598
9.75%	April 15, 1994	July 15, 2008	651,000,000
Zero Coupon	September 1, 1993	August 31, 2008	25,000,000
Zero Coupon	October 19, 1993	October 31, 2008	10,167,902
10.00%	April 20, 2001	February 28, 2009	11,791,023,598
Zero Coupon	April 26, 1994	April 30, 2009	51,110,667
13.00%	June 22, 1989	August 31, 2009	30,629,440,854
13.00%	June 22, 1989	August 31, 2010	30,629,440,854
13.00%	June 22, 1989	August 31, 2011	30,629,440,854
6.25%	March 20, 2000	March 31, 2013	1,315,103,157
10.00%	April 21, 1994	August 1, 2013	60,000,000
Zero Coupon	September 1, 1993	August 31, 2013	30,000,000
Zero Coupon	December 8, 1993	November 30, 2013	8,917,688
Zero Coupon	March 31, 1994	March 31, 2014	111,174
Zero Coupon	April 21, 1994	March 31, 2014	6,800,000
Zero Coupon	April 21, 1994	June 30, 2014	25,000,000
13.50%	October 24, 1991	September 15, 2014	17,561,422,822
Zero Coupon	May 18, 1994	November 30, 2014	32,620,000
Zero Coupon	March 14, 1994	June 30, 2015	152,300,000
Zero Coupon	September 14, 1995	July 1, 2015	500,000,000
13.50%	October 24, 1991	September 15, 2015	17,561,422,822
Zero Coupon	April 19, 1994	October 19, 2015	77,877,914
13.50%	October 24, 1991	September 15, 2016	17,561,422,822
Zero Coupon	November 24, 1997	September 15, 2016	1,099,000,000
Zero Coupon	April 18, 1996	September 30, 2019	150,000,000
5.50%	May 30, 2001	December 9, 2023	3,447,517,477
10.50%	May 22, 1998	December 21, 2025	7,396,110,513
10.50%	May 22, 1998	December 21, 2026	7,396,110,513
10.50%	May 22, 1998	December 21, 2027	7,396,110,513

Funded Internal Debt of the Republic of South Africa (Domestic Marketable Bonds—in rand) (Continued)
Interest Rate	Date of Issue	Maturity Date	Principal Amount
			(in rand)
Plus Perpetuals			163,909
9.75%	April 10, 1980	PERPETUAL	17,670,000
10.00%	January 31, 1978	PERPETUAL	5,700,000
10.00%	January 31, 1978	PERPETUAL	2,800,000

		Total Funded Internal Debt	325,733,046,741

Source: South African National Treasury.

Floating Internal Debt of the Republic of South Africa
(Treasury Bills and Bonds—in rand)
At March 31, 2002

Interest Rate	Date of Issue	Maturity Date	Principal Amount
			(in rand)
0.00%	Various Dates	On Request	1,241,800,000
9.03%	Various Dates	On Request	724,100,000
9.08%	October 3, 2001	April 3, 2002	200,000,000
9.08%	October 10, 2001	April 10, 2002	200,000,000
9.08%	October 17, 2001	April 17, 2002	200,000,000
9.08%	October 24, 2001	April 24, 2002	200,000,000
9.08%	October 31, 2001	May 2, 2002	200,000,000
9.08%	November 7, 2001	May 8, 2002	200,000,000
9.08%	November 14, 2001	May 15, 2002	200,000,000
10.25%	November 21, 2001	May 22, 2002	200,000,000
10.24%	November 28, 2001	May 29, 2002	200,000,000
10.27%	December 5, 2001	June 5, 2002	200,000,000
10.27%	December 12, 2001	June 12, 2002	200,000,000
9.49%	December 19, 2001	June 19, 2002	110,000,000
9.56%	January 2, 2002	April 3, 2002	1,000,000,000
9.53%	January 2, 2002	July 3, 2002	200,000,000
9.56%	January 9, 2002	April 10, 2002	1,000,000,000
9.54%	January 9, 2002	July 10, 2002	200,000,000
9.55%	January 16, 2002	April 17, 2002	1,000,000,000
9.55%	January 16, 2002	July 17, 2002	200,000,000
9.42%	January 23, 2002	April 24, 2002	1,000,000,000
9.55%	January 23, 2002	July 24, 2002	200,000,000
9.42%	January 30, 2002	May 2, 2002	1,000,000,000
9.31%	January 30, 2002	July 31, 2002	200,000,000
9.45%	February 6, 2002	May 8, 2002	1,000,000,000
10.20%	February 6, 2002	August, 7, 2002	200,000,000
9.30%	February 13, 2002	May 15, 2002	1,000,000,000
10.03%	February 13, 2002	August 14, 2002	200,000,000
9.45%	February 20, 2002	May 22, 2002	1,000,000,000
9.93%	February 20, 2002	August 21, 2002	200,000,000
9.51%	February 27, 2002	May 29, 2002	1,000,000,000
9.96%	February 27, 2002	August 28, 2002	200,000,000
9.56%	March 6, 2002	June 5, 2002	1,000,000,000
10.42%	March 6, 2002	September 4, 2002	200,000,000
9.68%	March 13, 2002	June 12, 2002	1,000,000,000
10.32%	March 13, 2002	September 11, 2002	200,000,000
10.10%	March 20, 2002	June 19, 2002	1,000,000,000
10.57%	March 20, 2002	September 18, 2002	200,000,000
10.24%	March 27, 2002	June 26, 2002	1,000,000,000
10.88%	March 27, 2002	September 25, 2002	200,000,000

		Total Floating Internal Debt	19,875,900,000

Source: South African National Treasury.

Funded External Debt of the Republic of South Africa(1)
At March 31, 2002

Non-Affected Debt

Interest Rate	Date of Issue	Maturity Date	Principal Amount
9.375%	February 6, 1996	February 6, 2006	£100,000,000
7.00%	October 1, 1996	October 1, 2003	€255,645,940
8.375%	October 17, 1996	October 17, 2006	$300,000,000
3.35%	June 17, 1997	June 17, 2004	¥40,000,000,000
8.50%	June 23, 1997	June 23, 2017	$500,000,000
2.50%	February 2, 1998	May 20, 2021	¥1,813,848,249
6.75%	May 19, 1999	May 19, 2006	€500,000,000
9.125%	May 19, 1999	May 19, 2009	$500,000,000
7.00%	October 14, 1999	October 14, 2004	€300,000,000
3.80%	June 1, 2000	June 1, 2020	¥30,000,000,000
9.125%	March 30, 2000	May 19, 2009	$750,000,000
9.125%	January 29, 2002	May 19, 2009	$250,000,000
7.00%	April 10, 2001	April 10, 2008	€500,000,000
3.80%	June 12, 2001	September 7, 2021	¥30,000,000,000
2.0%	July 18, 2001	July 18, 2007	¥60,000,000,000
2.785%	January 15, 2002	July 30, 2004	$750,000,000
4.176%	January 15, 2002	July 30, 2004	€846,979,108
variable-LIBOR	December 14, 1999	July 15, 2003	$7,356,529
variable—CIRR-LIBOR+ 0,40	April 17, 2000	April 17, 2006	€55,453,404
variable—CIRR-LIBOR+ 0,40	July 17, 2000	April 17, 2009	€55,453,404
variable—CIRR-LIBOR+ 0,40	October 16, 2000	October 16, 2010	£12,108,588
variable—CIRR-LIBOR+ 0,40	December 15, 2000	October 16, 2015	$648,773,346
variable—CIRR-LIBOR+ 0,40	March 5, 2001	October 16, 2018	XAU78,866
variable—CIRR-LIBOR+ 0,40	March 8, 2001	October 16, 2018	SEK222,347,261
4.89%	May 5, 2000	August 28, 2004-February 28, 2014	€9,932,667
4.89%	July 17, 2000	February 28, 2005-August 28, 2014	€9,932,667
4.89%	October 16, 2000	November 28, 2005-June 28, 2014	€9,932,667
4.89%	December 15, 2000	May 30, 2005-November 28, 2014	€9,932,667
4.89%	December 15, 2000	March 28, 2005-September 28, 2014	€9,932,667
4.89%	December 15, 2000	September 28, 2005-March 30, 2015	€9,932,667
4.89%	December 15, 2000	May 28, 2005-September 28, 2014	€9,932,667
4.89%	December 15, 2000	November 28, 2005-May 28, 2015	€9,932,667
7.50%	May 24, 2000	July 25, 2005-January 26, 2015	$47,255,105
FLOATING-EURCIRR—USD CIRR	August 21, 2000	January 25, 2004-July 25, 2013	€760,035,630
FLOATING-EURCIRR—USD CIRR	September 11, 2000	January 25, 2004-July 25, 2013	€760,035,630
FLOATING-EURCIRR—USD CIRR	April 28, 2000	January 25, 2004-July 25, 2013	€760,035,630
FLOATING-EURCIRR—USD CIRR	July 28, 2000	January 25, 2004-July 25, 2013	€760,035,630
FLOATING-EURCIRR—USD CIRR	August 21, 2000	January 25, 2004-July 25, 2013	€760,035,630
FLOATING-EURCIRR—USD CIRR	September 9, 2000	January 25, 2004-July 25, 2013	$6,247,986
FLOATING-EURCIRR—USD CIRR	December 28, 2000	January 25, 2004-July 25, 2013	$6,247,986

(1)	For a discussion of affected debt and non-affected debt see “The External Sector of the Economy — Foreign Debt Arrangements”.
Source: South African National Treasury.

Total Non-Affected Debt
by Currency

Euro	€2,973,171,344
Pound Sterling	£112,108,588
Swedish Krone	SEK222,347,264
U.S. Dollars	$3,185,548,951
XAU	78,866
Yen	¥161,813,848,249

Source: South African National Treasury.